                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-42107
                 SUBJECT TO COMPLETION, DATED NOVEMBER 27, 2000

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED AND IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             PROSPECTUS SUPPLEMENT
                    (TO PROSPECTUS DATED DECEMBER 24, 1997)

                                4,000,000 SHARES

                                  [BELCO LOGO]
                             BELCO OIL & GAS CORP.
                                  COMMON STOCK
                               $       PER SHARE

--------------------------------------------------------------------------------

Belco Oil & Gas Corp. is offering and selling 4,000,000 shares of its common stock with this prospectus supplement.

The common stock is listed on the New York Stock Exchange under the symbol "BOG." On November 27, 2000, the last reported sale price for the common stock on the New York Stock Exchange was $9.50 per share.

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-12 OF THIS PROSPECTUS SUPPLEMENT.

                                                   PER SHARE    TOTAL
                                                   ---------   --------
Price to the public..............................  $           $
Underwriting discount............................
Proceeds to Belco................................

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 600,000 additional shares from us within 30 days following the date of this prospectus supplement to cover over-allotments.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS                                         DAIN RAUSCHER WESSELS

          The date of this prospectus supplement is           , 2000.

[Description of Prospectus Supplement artwork

Title centered at the top of the page reads "Belco Core Areas." Graphic depicts a green and brown relief map of the United States with four areas delineated in dark green. Each of the following textual phrases lies outside the map and is connected to one of the four green areas by an arrow:

   "Rocky Mountain 149 BCFE reserves," "Mid-Continent 144 BCFE reserves," "Permian Basin 247 BCFE reserves" and "Gulf Coast 101 BCFE reserves."

Caption centered below the map reads: "December 31, 1999 Total Proved Reserves of 641 BCFE."

Text below caption, with the name of each region in green lettering, reads:

       "Rocky Mountain exploration potential on 1.4 million gross acres, gas development drilling and horizontal exploration and development drilling for oil

       Gulf Coast exploration drilling, gas development through horizontal and vertical drilling programs

       Permian Basin secondary recovery and exploitation through waterfloods, recompletions and drilling

       Mid-Continent secondary recovery and exploitation through waterfloods, recompletions and drilling"]

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
                       PROSPECTUS SUPPLEMENT

About this Prospectus Supplement............................    S-4
Cautionary Statement About Forward-Looking Statements.......    S-4
Where You Can Find More Information.........................    S-4
Prospectus Supplement Summary...............................    S-5
Risk Factors................................................   S-12
Use of Proceeds.............................................   S-19
Price Range of Common Stock and Dividend Policy.............   S-19
Capitalization..............................................   S-20
Selected Historical Financial Information...................   S-21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   S-23
Business....................................................   S-32
Management..................................................   S-39
Underwriting................................................   S-41
Legal Matters...............................................   S-42
Experts.....................................................   S-43
Glossary of Certain Industry Terms..........................   S-43
Index to Consolidated Financial Statements..................    F-1

                            PROSPECTUS

Available Information.......................................      2
Incorporation of Certain Documents by Reference.............      3
The Company.................................................      3
Use of Proceeds.............................................      3
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Dividends...............      4
Description of Debt Securities..............................      4
Description of Capital Stock................................     14
Plan of Distribution........................................     20
Validity of Securities......................................     21
Experts.....................................................     21

                      ------------------------------------

Our principal executive offices are located at 767 Fifth Avenue, 46th Floor, New York, New York 10153. Our telephone number is (212) 644-2200.

As used in this prospectus supplement, the terms "Belco," "Company," "we," "our," and "us" refer to Belco Oil & Gas Corp. and its subsidiaries (unless the context indicates a different meaning), and the term "common stock" means our common stock, par value $0.01 per share. The term "you" refers to a prospective investor. We have included definitions of technical terms important to an understanding of our business under "Glossary of Certain Industry Terms" beginning on page S-43.

The underwriters are offering these shares subject to various conditions and may reject all or any part of any order.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering. The second part is the base prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This prospectus supplement, the base prospectus and the information incorporated by reference contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Belco. Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "anticipate," "estimate," "believe," and similar words, although some forward-looking statements are expressed differently. These statements appear in a number of places and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things, future operating results or the ability to generate income or cash flows.

These forward-looking statements involve certain risks and uncertainties. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the base prospectus and the information incorporated by reference. You should understand that various factors, in addition to those discussed elsewhere in this prospectus supplement, the base prospectus and in the documents referred to or incorporated by reference in this document, could affect the future results of Belco and could cause actual results to differ materially from those expressed in these forward-looking statement, including the risks described under "Risk Factors."

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement and the base prospectus or, in the case of documents incorporated by reference, the dates of those documents.

All subsequent written and oral forward-looking statements attributable to Belco or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC's web site at www.sec.gov. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. See "Incorporation of Certain Documents by Reference" in the base prospectus.

You may request a copy of filings that we incorporate by reference at no cost, by writing or telephoning us at the following address:

                          767 Fifth Street, 46th Floor
                            New York, New York 10153
                                Attn: Secretary
                           Telephone: (212) 644-2200

                         PROSPECTUS SUPPLEMENT SUMMARY

This prospectus supplement summary highlights selected information from this prospectus supplement but may not contain all of the information that is important to you. This prospectus supplement includes specific terms of the offering of our common stock, information about our business and financial data. We encourage you to read this prospectus supplement, including the "Risk Factors" section in this prospectus supplement, the base prospectus and the documents we incorporate by reference, before making an investment decision.

                                  THE COMPANY

Belco Oil & Gas Corp. is an independent energy company engaged in the exploration for and the acquisition, exploitation, development and production of oil and gas in the United States. Our producing properties and exploration acreage are located within four core areas:

 - Rocky Mountain

 - Gulf Coast

 - Permian Basin

 - Mid-Continent

In these areas we have accumulated detailed geologic and geophysical knowledge and have developed significant technical and operational expertise. At December 31, 1996, our estimated proved reserves were approximately 305 Bcfe and our reserve to production ratio was approximately 5 to 1. Through a balanced growth strategy, we have increased our estimated proved reserves to approximately 641 Bcfe at December 31, 1999, while also increasing our reserve to production ratio to over 10 to 1. We believe our platform of stable long-lived reserves coupled with our exploration, acquisition and development activities position Belco for future growth.

We have significant exploration, exploitation and development drilling activities in our Rocky Mountain and Gulf Coast core areas, with a $58.2 million drilling budget in these areas for 2001. We currently control approximately 1.4 million gross undeveloped acres in the Rocky Mountain area, which represents one of the larger leasehold positions among independents in this area. This acreage position is concentrated in the Green River, Wind River and Big Horn Basins of Wyoming. To date, we have identified 11 significant multi-well prospects on this acreage, and we are continuing to evaluate additional opportunities in this area. In addition, we have ongoing drilling programs in the Moxa Arch of Wyoming and the Williston Basin of North Dakota. We have drilled over 200 gross wells in the Moxa Arch since 1992 and have budgeted to drill an additional 20 gross wells by the end of 2001. We drilled our first Mission Canyon horizontal well in the Williston Basin in late 1999. We currently have two rigs active in the Williston Basin and have completed 11 wells on four different discoveries. We have identified over 75 additional potential exploration and development drilling locations in this expanding play.

In the upper Gulf Coast area of Texas, we have completed an approximately 140 square mile 3-D seismic survey targeting objectives from the shallow Yegua formation to the lower Wilcox formation. Our geological and geophysical team has identified eight potential lower Wilcox prospects using this 3-D seismic data. We are currently completing the first directional well to test the lower Wilcox and are preparing to drill a second lower Wilcox well on another prospect. We also have a significant ongoing development drilling program in the Elm Grove field of Northern Louisiana, where we have three rigs operating.

In the Permian Basin and Mid-Continent core areas, we concentrate primarily on exploiting properties with proved reserves. Our exploitation activities include secondary recovery operations, the drilling of development or infill wells, workovers, and recompletions in other productive zones. We have currently budgeted $12.8 million for these activities in 2001. We believe that the long-lived nature of these reserves and our low-risk exploitation activities in these core areas provide a stable base for growth of our reserves and production.

At December 31, 1999, we had estimated proved reserves of 641 Bcfe, of which approximately 75% were proved developed and 50% were gas. These reserves had a present value of approximately $635.0 million using oil and gas prices as of December 31, 1999, which averaged $2.14 per Mcf for gas and $23.79 per Bbl for oil. If oil and gas prices as of September 30, 2000 were used in this determination (assuming no other changes since December 31, 1999, for such items as production, dispositions, acquisitions or revisions based on subsequent data), our estimated proved reserves at December 31, 1999 would have increased to 664 Bcfe (due to the extension of the economic life of the properties) and the present value would have increased to $1.2 billion. Using oil and gas prices as of September 30, 2000 would have resulted in average prices of $4.98 per Mcf for gas and $29.05 per Bbl for oil. These present value calculations also do not give effect to the value of our commodity price risk management liabilities, which were $31.7 million at December 31, 1999 and $152.1 million at September 30, 2000.

For the nine months ended September 30, 2000, we had commodity price risk management settlements that equated to approximately 95% of our oil production and approximately 65% of our gas production. These positions at September 30, 2000, which cover production through 2003, equated to approximately 86.8 Bcfe, or approximately 13% of our estimated proved reserves at December 31, 1999. For the three months ending December 31, 2000, we have commodity price risk management positions that equate to approximately 90% of our estimated oil production at a weighted average price of $18.75 per Bbl and approximately 55% of our estimated gas production at a weighted average price of $2.40 per MMbtu. For 2000, we estimate our oil and gas production will be approximately 65 Bcfe, of which approximately 63% will be gas. We intend to reduce our level of commodity price risk management positions over time. As existing positions expire, we intend to reduce our total positions to no more than approximately 50% of our production in the future.

For the nine months ended September 30, 2000, we had net average daily production of 178.9 MMcfe, revenues of $148.8 million, EBITDA of $85.8 million and cash flow from operating activities of $72.0 million. We spent approximately $146.7 million on capital projects during this period, including approximately $44.6 million for the drilling of 80 gross development wells, 98 recompletions and workover projects; approximately $23.8 million for the drilling of 21 gross exploration wells; and approximately $70.0 million for the acquisition of 86 Bcfe of proved reserves estimated as of the date of acquisition. During this period our success rate for drilling development wells was 96% and our success rate for drilling exploration wells was 71%. For the three months ending December 31, 2000, we have budgeted approximately $24.0 million for additional drilling and other capital projects.

                              RECENT DEVELOPMENTS

Since December 31, 1999, we have purchased oil and gas properties in our core areas for an aggregate purchase price of approximately $70.0 million. The primary assets acquired were oil properties located in the Lodgepole field in the Williston Basin of North Dakota and gas properties located in the Elm Grove field in Louisiana. The Lodgepole acquisition added an estimated 24.6 Bcfe of proved reserves at the date of acquisition. The properties acquired in the Williston Basin have extremely low lifting costs thereby providing attractive operating margins and are in close proximity to our Mission Canyon horizontal drilling area. The Elm Grove acquisition added an estimated 51.3 Bcfe of proved reserves at the date of acquisition and over 80 proved undeveloped drilling locations. Since the Elm Grove acquisition, we have drilled 28 gross development wells and increased our net gas production from 5.3 MMcf per day at the time of acquisition to an approximate current rate of 11.0 MMcf per day.

We have also acquired additional interests in a number of our existing operated properties. The acquisitions completed in 2000 have added an estimated 5.4 MMBbls of oil and 53.3 Bcf of gas to our proved reserves at an acquisition cost of $0.82/Mcfe.

We sold two North Texas fields effective August 1, 2000 for approximately $10.1 million and retained volumetric production payments totaling 246,000 Bbls. At the time we sold these fields, our total net production from both fields was approximately 1,200 BOPD. By selling these higher lifting cost fields, we streamlined our operations by eliminating 436 producing wells and 212 water injection wells.

                                  OUR STRATEGY

Our primary objective is to increase net asset value per share by increasing oil and gas reserves, production, cash flow and net income through development and exploratory drilling, by acquiring and exploiting proven oil and gas properties and by maintaining a low operating and corporate cost structure. The elements of our strategy include the following:

Balanced Growth Initiatives. We pursue growth on both a strategic and opportunistic basis. Our growth initiatives include:

 - development drilling of lower risk infill and stepout locations;

 - exploratory drilling of higher risk, higher potential prospects generally supported by 3-D seismic analysis;

 - exploitation efforts such as secondary recovery operations, well workovers, recompletions and fracture stimulations; and

 - strategic acquisitions of properties in our core areas with proved reserves, established production histories, exploration or development potential and a high percentage of operational control.

We believe we can create significant value by applying our technical and operational skills to acquire properties and by achieving cost and marketing efficiencies from our core area infrastructures. We may use our common stock as acquisition currency when we believe it will be beneficial to our stockholders.

Core Area Concentration. We have focused our assets and operations in four core areas. This focus enables us to achieve operational and economic efficiencies and to build a strong technical knowledge base of the geology and reservoir characteristics common to these areas. We seek to obtain operational control of our major properties, which allows us to manage the selection and timing of our drilling and exploitation projects. We operate properties representing approximately 75% of our estimated proved reserves at December 31, 1999. By creating concentrated areas of reserves and production, we are often able to negotiate more favorable product marketing and field service agreements. The complementary nature and varying characteristics of our core areas allows us to selectively focus on adding long-lived or high deliverability production, oil or gas reserves, and lower risk or higher risk projects as industry conditions and corporate objectives warrant.

Leverage Core Competencies. In order to successfully implement our balanced growth strategy, we have developed several core competencies. We have a technical staff of 27 geologists, geophysists and engineers and have extensive experience in 3-D seismic analysis, horizontal drilling and development of low permeability gas sands through advanced fracture stimulations. We also have a long history of successful design and implementation of waterflood recovery in the Permian Basin and Mid-Continent areas.

                                  THE OFFERING

Common stock offered....................     4,000,000 shares(1)

Common stock to be outstanding after the
offering................................     36,342,015 shares(1)(2)

Use of proceeds.........................     To reduce indebtedness incurred to
                                             finance acquisitions.

New York Stock Exchange symbol..........     BOG
---------------------------

(1) Does not include up to 600,000 shares of common stock that the underwriters may purchase if they exercise their over-allotment option.

(2) Does not include 1,775,750 shares of common stock issuable upon exercise of outstanding stock options or 3,696,549 shares of common stock issuable upon conversion of our outstanding shares of 6 1/2% convertible preferred stock.

                                  RISK FACTORS

Before investing in our common stock, you should consider the risk factors and the impact from various events that could adversely affect our business. See "Risk Factors" beginning on page S-12.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following information together with "Selected Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical financial statements and related notes included or incorporated by reference in this prospectus supplement and the base prospectus. The results of operations for the nine months ended September 30, 2000 should not be regarded as indicative of results for the full year.

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                              -------------------   -----------------------------------------------------
                                                2000       1999       1999       1998        1997       1996       1995
                                              --------   --------   --------   ---------   --------   --------   --------
                                                  (UNAUDITED)
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Revenues:
   Oil and gas sales, net of cash hedging
     activities(1)..........................  $148,841   $104,215   $141,932   $ 129,916   $129,994   $119,710   $ 68,767
   Non-hedge commodity price risk management
     activities cash settlements(1)(2)......   (22,738)      (121)    (2,442)        172     (1,551)     3,417      9,480
   Interest and other.......................       714        675      1,134       1,730      3,245      2,653        353
                                              --------   --------   --------   ---------   --------   --------   --------
     Total revenues.........................   126,817    104,769    140,624     131,818    131,688    125,780     78,600
 Costs and Expenses:
   Oil and gas operating expenses...........    25,427     22,162     29,854      33,615      7,358      6,296      4,012
   Production taxes.........................    10,924      6,986      9,314       7,232      5,400      1,551      1,812
   Depreciation, depletion and
     amortization...........................    41,666     40,259     54,182      56,102     46,684     40,904     27,590
   Impairment of oil and gas properties.....        --         --         --     229,000    150,000         --         --
   Impairment of equity securities..........        --         --        450      24,216         --         --         --
   General and administrative...............     4,651      3,651      4,940       5,216      3,913      3,059      2,597
   Interest expense.........................    18,632     16,188     21,021      21,013      1,668         --         --
   Non-cash change in fair value of
     derivatives(1).........................    70,614     45,225     34,094     (18,912)     4,928      9,384         --
                                              --------   --------   --------   ---------   --------   --------   --------
     Total costs and expenses...............   171,914    134,471    153,855     357,482    219,951     61,194     36,011
                                              --------   --------   --------   ---------   --------   --------   --------
 Income (loss) before income taxes..........   (45,097)   (29,702)   (13,231)   (225,664)   (88,263)    64,586     42,589
 Provision (benefit) for income taxes(3)....   (15,784)   (10,396)    (4,631)    (78,107)   (31,355)    21,953     13,852
                                              --------   --------   --------   ---------   --------   --------   --------
 Net income (loss)(3).......................   (29,313)   (19,306)    (8,600)   (147,557)   (56,908)    42,633     28,737
 Preferred stock dividends..................    (4,692)    (5,205)    (6,884)     (5,406)        --         --         --
                                              --------   --------   --------   ---------   --------   --------   --------
 Net income (loss) available to common
   stock....................................  $(34,005)  $(24,511)  $(15,484)  $(152,963)  $(56,908)  $ 42,633   $ 28,737
                                              ========   ========   ========   =========   ========   ========   ========
 Net income (loss) per share of common
   stock, basic and diluted(3)..............  $  (1.09)  $  (0.78)  $  (0.49)  $   (4.85)  $  (1.80)  $   1.42   $   1.15
                                              ========   ========   ========   =========   ========   ========   ========
 Weighted average common shares
   outstanding(4)...........................    31,259     31,600     31,642      31,529     31,538     29,986     25,000
                                              ========   ========   ========   =========   ========   ========   ========
OTHER FINANCIAL DATA:
 EBITDA(5)..................................  $ 85,815   $ 71,970   $ 96,516   $  85,755   $115,017   $114,874   $ 70,179
 Capital expenditures.......................   136,030     51,827     73,183     126,506    564,459    142,712     71,387
 Cash flow from operating activities........    72,005     54,264     78,044      86,345    101,523    108,059     62,037
BALANCE SHEET DATA (AT END OF PERIOD):
 Total assets...............................  $618,614   $501,941   $510,973   $ 505,536   $697,109   $303,918   $145,550
 Long-term debt.............................   374,819    302,013    306,744     294,990    352,090         --     22,000
 Total stockholders' equity.................    80,068    112,329    113,972     138,292    184,648    233,203    105,015

---------------------------

Footnotes on next page.

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                              -------------------   -----------------------------------------------------
                                                2000       1999       1999       1998       1997       1996        1995
                                              --------   --------   --------   --------   --------   ---------   --------
NET AVERAGE DAILY SALES VOLUME:
 Gas (Mcf)..................................   113,319    106,788    108,870    101,937    136,192     140,518    101,499
 Oil (Bbls).................................    10,931      9,511      9,421     11,444      3,548       2,175      2,633
 Total production (Mcfe)....................   178,903    163,853    165,396    170,601    157,480     153,568    117,297
WEIGHTED AVERAGE SALES PRICES(6):
 Gas (per Mcf)..............................  $   2.37   $   1.87   $   1.91   $   1.69   $   2.11   $    2.00   $   1.42
 Oil (per Bbl)..............................     25.09      19.17      19.25      16.09      19.28       21.30      17.35
SELECTED DATA PER MCFE:
 General and administrative.................  $   0.09   $   0.08   $   0.08   $   0.08   $   0.07   $    0.06   $   0.06
 Oil and gas operating expenses.............      0.52       0.50       0.49       0.54       0.13        0.11       0.10
 Production taxes...........................      0.22       0.16       0.16       0.12       0.09        0.03       0.04

---------------------------

(1) Through June 30, 2000, we reported all commodity price risk management activities, hedge and non-hedge, including non-cash gains or losses, as components of revenue, which, in management's opinion, can materially distort the amount of actual revenues received due to the volatile nature of oil and gas prices. Effective with the nine months ended September 30, 2000, all periods have been restated to report commodity price risk management hedge settlements as part of oil and gas revenues, commodity price risk management non-hedge settlements as a separate revenue component and unrealized commodity price risk management non-cash gains or losses as a component of costs and expenses. The restatement of all such amounts did not result in any changes to previously reported net income or loss, including per share amounts.
(2)  Includes cash premiums received and paid.
(3) 1996 includes a one-time non-cash deferred tax charge of $30.1 million recognized as a result of the combination consummated on March 29, 1996 in connection with our initial public offering. See note 1 of notes to the consolidated financial statements.
(4) Earnings per share have been computed as if the 25,000,000 shares of common stock that were issued in connection with the combination had been outstanding for all years prior to 1996. See note 1 of notes to the consolidated financial statements.
(5) EBITDA is defined as net income attributable to common stock, plus interest, income taxes, depreciation, depletion and amortization, preferred dividends, impairments of oil and gas properties and equity securities and non-cash change in fair value of derivatives. EBITDA is not a measure of income or cash flow in accordance with generally accepted accounting principles, but is presented as a supplemental financial indicator as to our ability to service or incur debt. EBITDA is not presented as an indicator of cash available for discretionary spending. EBITDA is a financial measure commonly used in our industry and should not be considered in isolation or as a substitute for net income, net cash provided by operating activities or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA presented above may not be comparable to similarly titled measures of other companies.
(6)  Includes the effect of cash hedge settlements.

                        SUMMARY OIL AND GAS RESERVE DATA

Our estimated proved reserves and present values at December 31, 1999, 1998, 1997, 1996 and 1995 are shown in the following table. The estimates at December 31, 1996 and 1995 were prepared by Miller and Lents, Ltd., our independent petroleum engineers. For December 31, 1999, 1998 and 1997 approximately 83%, 83% and 94%, respectively, of the quantities of proved reserves on an Mcfe basis aggregating 84%, 92% and 96%, respectively, of the present values were estimated by Miller and Lents, Ltd. Our internal petroleum engineers estimated the remaining proved reserves and present values in those years. In accordance with SEC guidelines, the estimates of proved reserves and present values were made using oil and gas sales prices and costs in effect at the end of each period indicated and were held constant throughout the life of the properties. The estimated value of proved reserves set forth below have been adjusted for hedge positions that were not reviewed by Miller and Lents, Ltd. See note 14 of notes to consolidated financial statements. See "Cautionary Statement About Forward Looking Statements" and "Risk Factors."

                                                                            AT DECEMBER 31,
                                                              --------------------------------------------
                                                                1999      1998     1997     1996     1995
                                                              --------   ------   ------   ------   ------
ESTIMATED PROVED OIL AND GAS RESERVES:
  Gas reserves (Bcf):
    Proved developed........................................     224.1    213.5    226.1    184.9    140.7
    Proved undeveloped......................................      98.0     72.0     71.1    100.1     63.5
                                                              --------   ------   ------   ------   ------
      Total.................................................     322.1    285.5    297.2    285.0    204.2
                                                              ========   ======   ======   ======   ======
  Oil reserves (MMBbls):
    Proved developed........................................      42.4     41.5     41.3      2.1      1.8
    Proved undeveloped......................................      10.7     11.6      9.9      1.2      0.7
                                                              --------   ------   ------   ------   ------
      Total.................................................      53.1     53.1     51.2      3.3      2.5
                                                              ========   ======   ======   ======   ======
  Total estimated proved reserves (Bcfe)....................     640.7    604.1    604.4    304.8    218.9
ESTIMATED VALUE OF PROVED RESERVES (IN MILLIONS)(1):
  Total present value.......................................  $  626.5   $360.6   $510.4   $415.5   $206.5
  Future net inflows before income taxes....................   1,246.2    711.2    938.0    747.3    294.6
PRICES USED IN CALCULATING END OF YEAR PROVED RESERVES:
  Gas (per Mcf).............................................  $   2.14   $ 2.20   $ 2.30   $ 3.68   $ 1.96
  Oil (per Bbl).............................................     23.79    10.85    17.28    25.13    18.38
OTHER RESERVE DATA:
  Reserve to production ratio (in years)....................      10.6      9.7     10.5      5.4      5.1
  Gas reserves as a percent of total proved reserves........      50.3%    47.3%    49.1%    93.4%    93.3%
  Proved developed reserves as a percent of total proved
    reserves................................................      74.7%    76.6%    78.4%    64.7%    69.3%

---------------------------

(1) Includes the effect of hedge positions.

                                  RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this prospectus supplement and the base prospectus, before purchasing shares of our common stock. In addition, please read "Cautionary Statement About Forward-Looking Statements" on page S-4 of this prospectus supplement, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the base prospectus. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of your investment in our common stock.

OIL AND GAS PRICES ARE VOLATILE, AND AN EXTENDED DECLINE IN PRICES COULD ADVERSELY AFFECT BELCO'S REVENUES, CASH FLOWS AND PROFITABILITY.

Our revenues, operating results, profitability, future rate of growth and the carrying value of our oil and gas properties depend substantially upon the prevailing prices of oil and gas. We expect the markets for oil and gas to continue to be volatile. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow from banks is subject to redetermination based on current prices. In addition, we may have ceiling test writedowns when prices decline. Lower prices may also reduce the amount of oil and gas that we can produce economically.

We cannot predict future oil and gas prices. Factors that can cause oil and gas prices to fluctuate include:

 - relatively minor changes in the supply of and demand for oil and gas;

 - market uncertainty;

 - the level of consumer and industrial product demand;

 - weather conditions;

 - domestic and foreign governmental regulations;

 - the price and availability of alternative fuels;

 - political conditions in the Middle East;

 - the foreign supply of oil and gas;

 - the price of oil and gas imports; and

 - overall economic conditions.

OUR RECENT COMMODITY PRICE RISK MANAGEMENT ACTIVITIES HAVE RESULTED IN LOSSES. OUR COMMODITY PRICE RISK MANAGEMENT TRANSACTIONS MAY LIMIT OUR POTENTIAL GAINS.

In 1999 and for the first nine months of 2000, we recorded non-hedge commodity price risk management losses of $36.5 million and $93.4 million, respectively. These losses consisted of $2.4 million and $22.7 million in cash settlements and $34.1 million and $70.6 million in unrealized non-cash mark-to-market losses due to substantial increases in commodity prices for 1999 and the nine months ended September 30, 2000, respectively. For the three months ending December 31, 2000, we have commodity price risk management positions that equate to approximately 90% of our estimated oil production at a weighted average price of $18.75 per Bbl and 55% of our estimated gas production at a weighted average price of $2.40 per MMbtu. We expect to incur additional hedge and non-hedge related cash settlement costs through the remainder of calendar year 2000 assuming commodity prices remain at current levels. We believe that our losses from commodity price risk management transactions will increase significantly due to price increases since September 30, 2000. We can give you no assurance as to the ultimate size of these losses.

For the year 2001, Belco has approximately 6,082 BOPB and 85,000 MMBtu of gas per day committed at average prices of $19.60 per Bbl of oil and $2.45 per MMBtu of gas. The committed volumes assume the

NYMEX forward curve reference prices as of September 30, 2000. No estimate of settlements or mark-to-market gains or losses are determinable as such amounts are contingent upon commodity prices at the time of production. We cannot assure you that we will not experience additional losses from these activities.

Certain of Belco's commodity price risk management arrangements require Belco to deliver cash collateral or other assurances of performance to the counterparties in the event that Belco's payment obligations with respect to its commodity price risk management transactions exceed certain levels. Two of the inherent risks of a price risk management program are margin requirements and collateralization. Certain transactions may be subject to margin calls under certain conditions including change of ownership control, rating agency activity or default. Belco's current collateral requirement is $27.5 million consisting of $26.5 million in letters of credit and $1.0 million in cash deposits. We can give you no assurance that we will have sufficient financial resources to meet any additional collateral requirements.

In order to manage our exposure to price volatility in marketing our oil and gas, we enter into oil and gas price risk management arrangements for a portion of our expected production. These transactions are limited in life. While intended to reduce the effects of volatile oil and gas prices, commodity price risk management transactions may limit our potential gains if oil and gas prices were to rise substantially over the price established by the arrangements. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

 - our production is less than expected;

 - there is a widening of price differentials between delivery points for our production and time delivery point assumed in the hedge arrangement; or

 - the counterparties to our contracts fail to perform the contracts.

WE MAY NOT BE ABLE TO GENERATE OR OBTAIN SUFFICIENT CAPITAL TO EXECUTE OUR OPERATING STRATEGY.

We have experienced, and expect to continue to experience, substantial capital needs as a result of our exploration, development and acquisition strategies. We have historically addressed our capital needs by using our bank credit facility, using cash provided by operating activities and issuing debt and equity securities.

We continue to examine the following alternative sources of capital:

 - bank borrowings or the issuance of debt securities;

 - the sale of common stock or preferred stock;

 - sales of non-strategic properties;

 - sales of prospect and technical information; and

 - joint venture financing.

The availability of these sources of capital will depend upon a number of factors, some of which are beyond our control. These factors include general economic and financial market conditions, oil and gas prices and the value and performance of Belco. We will be unable to fully execute our operating strategy if we cannot generate or obtain sufficient capital from these or other sources.

ESTIMATES OF OIL AND GAS RESERVES ARE UNCERTAIN AND INHERENTLY IMPRECISE.

This prospectus supplement and information incorporated by reference in the prospectus contain estimates of our proved reserves and the estimated future net revenues from our proved reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from these estimates. Such variations may be material. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond our control. In certain situations, hydrocarbon reservoirs underlying our properties may extend beyond the boundaries of our own acreage into acreage owned by others. In this case, our properties may also be susceptible to hydrocarbon drainage from production by the operators on those adjacent properties. Any significant variance could materially affect the estimated quantities and present value of our proved reserves.

At December 31, 1999, approximately 25% of our estimated proved reserves were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The estimates of our future reserves include the assumption that we will make significant capital expenditures to develop our reserves, including $28.0 million in 2001. Although we have prepared estimates of our oil and gas reserves and the costs associated with these reserves in accordance with industry standards, we cannot assure you that the estimated costs are accurate, that development will occur as scheduled or that the results will be as estimated.

You should not assume that the present value referred to in this prospectus supplement or in the information incorporated by reference in the base prospectus is the current market value of our estimated oil and gas reserves. In accordance with SEC requirements, the estimate of present value is generally based on prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Any changes in consumption by oil and gas purchasers or in governmental regulations or taxation will also affect actual future net cash flows.

We have included in this prospectus supplement certain reserve information and present values that were calculated using oil and gas prices at September 30, 2000. We have calculated this reserve information using estimates of oil and gas reserves at December 31, 1999. We have not recalculated our reserve volumes at September 30, 2000 to account for production, acquisitions, dispositions or revisions since December 31, 1999. This information was included solely to demonstrate the effect of the dramatic rise in oil and gas prices on the value of our proved reserves. As described above, the present values may not represent actual values of our proved reserves.

The timing of both the production and the expenses from the development and production of oil and gas properties will affect both the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the oil and gas industry in general will affect the accuracy of the 10% discount factor.

LEVERAGE MAY ADVERSELY AFFECT FINANCIAL CONDITION, OUR ABILITY TO FINANCE OUR OPERATIONS AND THE CONDUCT OF OUR BUSINESS.

As of September 30, 2000, our long-term debt was $374.8 million, including $113.6 million outstanding under our bank credit facility. Our long-term debt represented 82.4% of our total capitalization at September 30, 2000.

Our debt affects our operations in several important ways, including the following:

 - a significant portion of our cash flow from operations is used to pay interest on our borrowings;

 - the covenants contained in the agreements governing our debt limit our ability to borrow additional funds or to dispose of assets;

 - the covenants contained in the agreements governing our debt may affect our flexibility in planning for, and reacting to, changes in business conditions;

 - a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes; and

 - the terms of the agreements governing our debt permit our creditors to accelerate payments upon an event of default or a change of control.

In addition, we may incur additional debt in order to make future acquisitions or develop our properties. A higher level of debt increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of debt depends on our future performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control.

If we are unable to repay our debt at maturity out of cash on hand, we could attempt to refinance such debt, sell assets or repay such debt with the proceeds of an equity offering. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions and our value and performance at the time of such offering or other financing. We cannot assure you that any such offering or refinancing can be successfully completed.

In addition, our bank borrowing base is subject to semi-annual redeterminations. We could be forced to repay a portion of our bank borrowings due to redeterminations of our borrowing base. We cannot assure you that we will have sufficient funds to make such repayments. If we are not able to negotiate renewals of our borrowings or arrange new financing, we may have to sell significant assets. Any such sale could have a material adverse effect on our business and financial results.

LOWER OIL AND GAS PRICES INCREASE THE RISK OF CEILING LIMITATION WRITEDOWNS.

We use the full cost method to account for our oil and gas operations. As a result, we capitalize the cost to acquire, explore for and develop oil and gas properties. Under full cost accounting rules, the net capitalized costs of oil and gas properties may not exceed a "ceiling limit," which is based upon the present value of estimated future net cash flows from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. If net capitalized costs of oil and gas properties exceed the ceiling limit, we must charge the amount of the excess to earnings. This is called a "ceiling limitation writedown." This charge does not reduce cash flow from operating activities, but does reduce the book value of our net tangible assets and our stockholders' equity. The risk that we will be required to write down the carrying value of oil and gas properties increases when oil and gas prices are low or volatile. In addition, writedowns may occur if we experience substantial downward adjustments to our estimated proved reserves, increases in estimates of development costs or deterioration in exploration and exploitation results. In 1998 and 1997, we recorded $229.0 million ($148.9 million after-tax) and $150.0 million ($97.5 million after-tax), respectively, in non-cash ceiling limitation writedowns after applying substantially lower commodity prices to estimated recoverable reserves. We may experience ceiling limitation writedowns in the future.

OUR ABILITY TO REPLACE PRODUCTION WITH NEW RESERVES IS HIGHLY DEPENDENT ON ACQUISITIONS OR SUCCESSFUL DEVELOPMENT AND EXPLORATION ACTIVITIES.

In general, the volume of production from oil and gas properties declines as reserves are depleted. Our reserves will decline as they are produced, unless we acquire properties with proved reserves or conduct successful exploration and development activities. Our future oil and gas production is highly dependent upon our level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive and uncertain. We may be unable to make the necessary capital investment to maintain or expand our oil and gas reserves if cash flow from operations is reduced and external sources of capital become limited or unavailable. We cannot assure you that our future exploration and development activities will result in additional proved reserves or that we will be able to drill productive wells at acceptable costs. In addition, we may not be able to acquire new properties with proved reserves at acceptable costs.

OUR EXPLORATION ACTIVITIES INVOLVE A HIGH DEGREE OF RISK AND MAY NOT BE COMMERCIALLY SUCCESSFUL.

Oil and gas exploration involves a high degree of risk that hydrocarbons will not be found, that they will not be found in commercial quantities, or that their production will be insufficient to recover drilling, completion and operating costs. The 3-D seismic data and other technologies we may use do not allow us to know conclusively prior to drilling a well that oil or gas is present or economically producible. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Furthermore, completion of a well does not guarantee that it will be profitable or even that it will result in recovery of drilling, completion and operating costs. Therefore, we may not earn revenues with respect to, or recover costs spent on, our exploration activities.

OUR SECONDARY RECOVERY PROJECTS REQUIRE SIGNIFICANT EXPENDITURES AND MAY NOT BE COMMERCIALLY SUCCESSFUL.

Secondary recovery operations, such as waterflooding projects, may require us to spend a significant amount of capital without any increase in production. Although waterflooding requires significant capital expenditures, the total amount of reserves that can be recovered through waterflooding is uncertain. In addition, there is generally a delay between the initiation of water injection into a formation containing hydrocarbons and any increase in production that may result from the injection. The degree of success, if any, of any secondary recovery program depends on a large number of factors. These factors include the porosity, permeability and heterogeneity of the formation, the technique used and the location of injection wells.

OUR OPERATIONS ARE SUBJECT TO NUMEROUS RISKS OF OIL AND GAS DRILLING AND PRODUCTION ACTIVITIES.

Oil and gas drilling and production activities are subject to numerous risks, including the risk that no commercially productive oil or gas reservoirs will be found. The cost of drilling and completing wells is often uncertain. Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

 - unexpected drilling conditions;

 - pressure irregularities in formations;

 - equipment failures or accidents;

 - weather conditions; and

 - shortages in experienced labor or shortages or delays in the delivery of equipment.

We cannot assure you that the new wells we drill or participate in will be productive or that we will recover all or any of our investment. Drilling for oil and gas may be unprofitable. Drilling activities can result in dry holes and wells that are productive but do not produce sufficient net revenues after operating and other costs. In addition, our properties may be susceptible to hydrocarbon draining from production by third party operations on adjacent properties.

HIGHER OIL AND GAS PRICES ADVERSELY AFFECT THE COST AND AVAILABILITY OF DRILLING AND PRODUCTION SERVICES.

Higher oil and gas prices, such as those we are currently experiencing, generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. In the past, we have had difficulty securing drilling equipment or crews in certain of our core areas. We have recently experienced higher costs for drilling rigs and other related services.

OUR OIL AND GAS BUSINESS INVOLVES MANY OPERATING RISKS THAT COULD CAUSE US SUBSTANTIAL LOSSES.

Our operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards. Environmental hazards include oil spills, gas leaks, ruptures or discharges of toxic gases. If any of these industry operating risks occur, we could have substantial losses. Substantial losses may be caused by:

 - injury or loss of life;

 - severe damage to or destruction of property, natural resources and equipment;

 - pollution or other environmental damage;

 - clean-up responsibilities;

 - regulatory investigations and penalties; and

 - suspension of operations.

In accordance with industry practice, we maintain insurance against some, but not all, of the risks described above. We cannot assure you that our insurance will be adequate to cover losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY, WHICH MAY ADVERSELY AFFECT OUR OPERATIONS.

We operate in a highly competitive environment. We compete with other oil and gas companies for the acquisition of desirable oil and gas properties and the equipment and labor required to develop and operate such properties. We also compete with other oil and gas companies in the marketing and sale of oil and gas. Many of our competitors have financial and other resources substantially greater than ours.

OUR ACQUISITIONS ARE SUBJECT TO THE RISKS OF THE UNCERTAINTIES OF RECOVERABLE RESERVES AND POTENTIAL LIABILITIES.

Our recent growth is due in part to acquisitions of producing properties. The successful acquisition of producing properties requires an assessment of a number of factors beyond our control. These factors include recoverable reserves, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the subject properties, which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise.

We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an "as is" basis with limited remedies for breaches of representations and warranties. In addition, competition for producing oil and gas properties is intense and many of our competitors have financial and other resources which are substantially greater than those available to us. Therefore, we cannot assure you that we will be able to acquire oil and gas properties that contain economically recoverable reserves or that we will complete such acquisitions on acceptable terms.

OUR OIL AND GAS OPERATIONS ARE SUBJECT TO VARIOUS FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS THAT MATERIALLY AFFECT OUR OPERATIONS.

Our oil and gas operations are subject to various federal, state and local regulations. These regulations may be changed in response to economic or political conditions. Matters regulated include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells and unitization and pooling of properties and taxation. From time to time, federal, state and local governments allege that we have not complied with their regulations and seek to impose fines on us. We cannot assure you that we will not be liable for substantial fines in the future for failing to comply with federal, state or local laws or regulations.

At various times, regulatory agencies have imposed price controls and limitations on production. In order to conserve supplies of oil and gas, these agencies have restricted the rates of flow of oil and gas wells below actual production capacity. Under federal and state environmental statutes, owners and operators of certain defined facilities are strictly liable for spills, subject to certain limitations. A substantial spill from one of our facilities could have a material adverse effect on our results of operations, competitive position or financial condition.

Federal, state and local laws regulate production, handling, storage, transportation and disposal of oil and gas, by-products from oil and gas and other substances and materials produced or used in connection with oil and gas operations. To date, we have not been required to spend significant amounts to comply with these laws or to remediate existing environmental contamination. We believe that we are in substantial compliance with all applicable laws and regulations. However, the requirements of such laws and regulations change frequently. We cannot predict the ultimate cost of compliance with existing or future requirements or their effect on our operations.

THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR ABILITY TO OPERATE.

We depend, and will continue to depend in the foreseeable future, on the services of our officers and key employees with extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil and gas properties and marketing oil and gas production. Our ability to retain our officers and key employees is important to our continued success and growth. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on our business. We do not maintain key man life insurance on any of our officers or key employees.

THE SIGNIFICANT OWNERSHIP POSITION OF THE BELFER FAMILY COULD LIMIT OUR ABILITY TO ENTER INTO CERTAIN TRANSACTIONS.

Robert A. Belfer, his son Laurence D. Belfer, his brother-in-law Jack Saltz, their spouses, and certain trusts for their respective children and grandchildren own approximately 58.8% of the outstanding shares of our common stock at September 30, 2000 and approximately 15.7% of the outstanding shares of our preferred stock at September 30, 2000. As a result, such stockholders will be able to effectively control the outcome of certain matters requiring a stockholder vote, including the election of directors. Such ownership of common stock may have the effect of delaying, deferring or preventing a change of control of Belco and may adversely affect the voting and other rights of other stockholders.

                                USE OF PROCEEDS

The net proceeds of this offering will be $     million ($     if the
underwriter's over-allotment option is exercised in full) after deducting the
underwriting discount and estimated offering expenses of $     .

We will use the net proceeds from this offering to reduce indebtedness under our credit facility incurred to finance recent acquisitions. We will continue to have the ability to reborrow amounts repaid under the terms of the credit facility.

At November 24, 2000, we had $124.4 million of borrowings outstanding under our credit facility bearing interest at an annual average rate of approximately 8.125%. This indebtedness was incurred primarily to fund the cost of property acquisitions and a portion of the cost of our exploration and development activities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the New York Stock Exchange under the symbol "BOG." The following table sets forth the range of high and low sales prices per share of common stock for the periods indicated, as reported by the New York Stock Exchange.

                                                               HIGH     LOW
                                                              ------   ------
1998
  First Quarter.............................................  $19.00   $16.75
  Second Quarter............................................   17.75     8.13
  Third Quarter.............................................   11.25     6.63
  Fourth Quarter............................................    6.88     4.38
1999
  First Quarter.............................................    6.38     4.75
  Second Quarter............................................    7.94     5.75
  Third Quarter.............................................    7.63     6.25
  Fourth Quarter............................................    7.06     4.94
2000
  First Quarter.............................................   11.25     5.25
  Second Quarter............................................   10.50     7.38
  Third Quarter.............................................    9.63     8.00
  Fourth Quarter (through November 24, 2000)................   $9.50    $8.63

On November 27, 2000, the last reported sale price of the common stock on the New York Stock Exchange was $9.50 per share. As of November 21, 2000, there were 119 holders of record of the common stock.

We have not paid in the past, and do not intend to pay, cash dividends on our common stock. We intend to retain earnings, if any, for the future operation and development of our business. There are restrictions on our ability to pay dividends in the Nevada Corporation Law and in certain restrictive provisions in the indentures executed in connection with our 8.875% Senior Subordinated Notes due 2007 and our 10.5% Senior Subordinated Notes due 2006. In addition, we have entered into a credit facility that contains provisions that may have the effect of limiting or prohibiting the payment of dividends.

                                 CAPITALIZATION

The following table sets forth our actual capitalization as of September 30, 2000 and our capitalization as adjusted to reflect the sale of 4,000,000 shares of common stock in this offering and the application of the net proceeds as set forth under "Use of Proceeds." The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included or incorporated by reference in this prospectus supplement and the base prospectus.

                                                              AS OF SEPTEMBER 30, 2000
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   ------------
                                                                   (IN THOUSANDS)
LONG-TERM DEBT:
  Credit facility...........................................  $113,600      $
  8.875% senior subordinated notes due 2007.................   147,000       147,000
  10.5% senior subordinated notes due 2006(1)...............   114,219       114,219
                                                              --------      --------
     Total long-term debt...................................  $374,819      $
                                                              ========      ========
STOCKHOLDERS' EQUITY:
  6 1/2% convertible preferred stock, $0.01 par value;
     10,000,000 shares authorized; 3,750,700 issued and
     outstanding actual and as adjusted(2)..................  $     38      $     38
  Common stock, $0.01 par value; 120,000,000 shares
     authorized; 31,805,240 shares issued actual and
     35,805,240 issued as adjusted..........................       318           358
  Additional paid-in capital................................   294,555
  Retained deficit..........................................  (211,116)     (211,116)
  Treasury stock, 313,575 shares............................    (1,921)       (1,924)
  Unearned compensation.....................................    (1,053)       (1,053)
  Notes receivable for equity interest......................      (753)         (753)
                                                              --------      --------
     Total stockholders' equity.............................    80,068
                                                              --------      --------
          Total capitalization..............................  $454,887      $454,887
                                                              ========      ========

---------------------------
(1) $109 million face value carried at purchase accounting acquisition value of 106% of par amortized over the life of the notes.

(2) The 6 1/2% convertible preferred stock has a liquidation preference of $25.00 per share.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

The selected historical financial information presented below is derived from our historical financial statements. The historical financial information presented below for the nine month periods ended September 30, 2000 and 1999 is derived from our unaudited historical financial statements and includes, in the opinion of management, all normal and recurring adjustments necessary to present fairly the data for such periods. The results of operations for the nine months ended September 30, 2000 should not be regarded as indicative of results for the full year.

You should read the following information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and the notes thereto included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,                       YEAR ENDED DECEMBER 31,
                                           --------------------   -------------------------------------------------------
                                             2000        1999       1999       1998        1997        1996        1995
                                           ---------   --------   --------   ---------   ---------   ---------   --------
                                               (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Revenues:
   Oil and gas sales, net of cash hedging
     activities(1).......................  $ 148,841   $104,215   $141,932   $ 129,916   $ 129,994   $ 119,710   $ 68,767
   Non-hedge commodity price risk
     management activities cash
     settlements(1)(2)...................    (22,738)      (121)    (2,442)        172      (1,551)      3,417      9,480
   Interest and other....................        714        675      1,134       1,730       3,245       2,653        353
                                           ---------   --------   --------   ---------   ---------   ---------   --------
     Total revenues......................    126,817    104,769    140,624     131,818     131,688     125,780     78,600
 Costs and Expenses:
   Oil and gas operating expenses........     25,427     22,162     29,854      33,615       7,358       6,296      4,012
   Production taxes......................     10,924      6,986      9,314       7,232       5,400       1,551      1,812
   Depreciation, depletion and
     amortization........................     41,666     40,259     54,182      56,102      46,684      40,904     27,590
   Impairment of oil and gas
     properties..........................         --         --         --     229,000     150,000          --         --
   Impairment of equity securities.......         --         --        450      24,216          --          --         --
   General and administrative............      4,651      3,651      4,940       5,216       3,913       3,059      2,597
   Interest expense......................     18,632     16,188     21,021      21,013       1,668          --         --
   Non-cash change in fair value of
     derivatives(1)......................     70,614     45,225     34,094     (18,912)      4,928       9,384         --
                                           ---------   --------   --------   ---------   ---------   ---------   --------
     Total costs and expenses............    171,914    134,471    153,855     357,482     219,951      61,194     36,011
                                           ---------   --------   --------   ---------   ---------   ---------   --------
 Income (loss) before income taxes.......    (45,097)   (29,702)   (13,231)   (225,664)    (88,263)     64,586     42,589
 Provision (benefit) for income
   taxes(3)..............................    (15,784)   (10,396)    (4,631)    (78,107)    (31,355)     21,953     13,852
                                           ---------   --------   --------   ---------   ---------   ---------   --------
 Net income (loss)(3)....................    (29,313)   (19,306)    (8,600)   (147,557)    (56,908)     42,633     28,737
 Preferred stock dividends...............     (4,692)    (5,205)    (6,884)     (5,406)         --          --         --
                                           ---------   --------   --------   ---------   ---------   ---------   --------
 Net income (loss) available to common
   stock.................................  $ (34,005)  $(24,511)  $(15,484)  $(152,963)  $ (56,908)  $  42,633   $ 28,737
                                           =========   ========   ========   =========   =========   =========   ========
 Net income (loss) per share of common
   stock, basic and diluted(3)...........  $   (1.09)  $  (0.78)  $  (0.49)  $   (4.85)  $   (1.80)  $    1.42   $   1.15
                                           =========   ========   ========   =========   =========   =========   ========
 Weighted average common shares
   outstanding(4)........................     31,259     31,600     31,642      31,529      31,538      29,986     25,000
                                           =========   ========   ========   =========   =========   =========   ========
STATEMENT OF CASH FLOWS DATA:
 Cash flow from operating activities.....  $  72,005   $ 54,264   $ 78,044   $  86,345   $ 101,523   $ 108,059   $ 62,037
 Cash flow used by investing
   activities............................   (135,987)   (52,284)   (74,542)   (138,526)   (363,136)   (143,826)   (65,133)
 Cash flow from (used by) financing
   activities............................     63,153        556     (3,832)     42,356     230,400      77,684     (2,299)
 Capital expenditures....................    136,030     51,827     73,183     126,506     564,459     142,712     71,387
BALANCE SHEET DATA:
 Working capital(5)......................  $ (62,657)  $(14,074)  $ (8,389)  $  14,823   $  36,757   $  48,667   $    446
 Total assets............................    618,614    501,941    510,973     505,536     697,109     303,918    145,550
 Long-term debt..........................    374,819    302,013    306,744     294,990     352,090          --     22,000
 Total stockholders' equity..............     80,068    112,329    113,972     138,291     184,648     233,203    105,015

---------------------------

(1) Through June 30, 2000, we reported all commodity price risk management activities, hedge and non-hedge, including non-cash gains or losses, as components of revenue, which, in management's opinion, can materially distort the amount of actual revenues received due to the volatile nature of oil and gas prices. Effective with the nine months ended September 30, 2000, all periods have been restated to report commodity price risk management hedge settlements as part of oil and gas revenues, commodity price risk management non-hedge settlements as a separate revenue component and unrealized commodity price risk management non-cash gains or losses as a component of costs and expenses. The restatement of all such amounts did not result in any changes to previously reported net income or loss, including per share amounts.

(2) Includes cash premiums received and paid.

(3) 1996 includes a one-time non-cash deferred tax charge of $30.1 million recognized as a result of the combination consummated on March 29, 1996 in connection with our initial public offering. See note 1 of notes to the consolidated financial statements.

(4) Earnings per share have been computed as if the 25,000,000 shares of common stock that were issued in connection with combination had been outstanding for all years prior to 1996. See note 1 of notes to the consolidated financial statements.

(5) Excluding the commodity price risk management mark-to-market balance sheet items, working capital would have been positive $31.0 million at September 30, 2000, $20.1 million at September 30, 1999 and $14.7 million at December 31, 1999.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

The following discussion is intended to assist you in understanding our financial position and results of operations for each year of the three-year period ended December 31, 1999 and for the unaudited nine month periods ended September 30, 2000 and 1999. Our financial statements and the notes thereto included elsewhere in this prospectus supplement contain detailed information that should be referred to in conjunction with the following discussion.

OVERVIEW

Belco Oil & Gas Corp. is an independent energy company engaged in the exploration for and the acquisition, exploitation, development and production of oil and gas in the United States. Our producing properties and exploration acreage are located within four core areas: Rocky Mountain, Gulf Coast, Permian Basin, and Mid-Continent. Since Belco's formation in April 1992, Belco has grown its reserve base largely through a balanced program of exploration and development drilling and through acquisitions. We concentrate our activities primarily in the four core areas in which we have accumulated detailed geologic and geophysical knowledge and have developed significant technical and operational expertise.

Belco's operations are currently focused in the Rocky Mountain area, primarily in the Green River (which includes the Moxa Arch), Wind River and Big Horn Basins of Wyoming; the Gulf Coast, primarily in Texas; the Permian Basin in West Texas; and the Mid-Continent region in Oklahoma and North Texas. These areas accounted for approximately 99% of Belco's proved reserves at December 31, 1999. Belco's reserve base was 641 Bcfe at December 31, 1999 with a reserve to production ratio of 10.6 years, based on 1999 production. During the first nine months of 2000, Belco acquired approximately 86 Bcfe of proved reserves estimated as of the date of acquisition for approximately $70.0 million.

Our revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for oil, gas and condensate. Commodity prices are subject to numerous factors beyond our control, such as economic, political and regulatory developments and competition from other sources of energy. Energy markets have historically been very volatile, and we can offer no assurance that oil and gas prices will not be subject to wide fluctuations in the future. A substantial or extended decline in oil and gas prices could have a material adverse effect on our financial position, results of operations and access to capital, as well as the quantities of oil and gas reserves that we may economically produce. Gas produced is sold under contracts that primarily reflect spot market conditions for their particular area. We market our oil with other working interest owners on spot price contracts and typically receive a small premium to the price posted for such oil. Currently, approximately 63% of our production volumes relate to the sale of gas (based on six Mcf of gas being considered equivalent to one barrel of oil).

We utilize commodity swaps and options and other commodity price risk management transactions related to a portion of our oil and gas production to achieve a more predictable cash flow, and to reduce our exposure to price fluctuations. We account for these transactions in compliance with current generally accepted accounting principles as hedging activities or use mark-to-market accounting for those contracts that do not qualify for hedge accounting treatment. As of September 30, 2000, we had various oil and gas commodity price risk management contracts in place with respect to substantial portions of our estimated remaining production for calendar year 2000 and with respect to lesser portions of our estimated production for years 2001, 2002 and 2003. We expect to reduce the current amount of commodity price risk management contracts that we have in place over the next 12 to 24 months in an effort to limit our future exposure to the mark-to-market accounting rules that require immediate recognition of non-cash unrealized gains and losses, causing large unpredictable swings in reported results of operations and related earnings per share.

The following table sets forth certain operations data of Belco for the periods presented:

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                   -------------------   ------------------------------
                                     2000       1999       1999       1998       1997
                                   --------   --------   --------   --------   --------
                                       (UNAUDITED)
Oil and gas sales (hedged) (in
  thousands).....................  $148,841   $104,215   $141,932   $129,916   $129,994
Non-hedge commodity price risk
  management activities cash
  settlements (in thousands).....   (22,738)      (121)    (2,442)       172     (1,551)
WEIGHTED AVERAGE SALES PRICES:
  Oil (per Bbl)
     Unhedged....................  $  28.78   $  15.75   $  17.49   $  13.17   $  19.28
     Hedge settlements...........     (3.69)      3.42       1.76       2.92         --
                                   --------   --------   --------   --------   --------
     Net realized................  $  25.09   $  19.17   $  19.25   $  16.09   $  19.28
  Gas (per Mcf)
     Unhedged....................  $   3.04   $   1.90   $   1.99   $   1.86   $   2.11
     Hedge settlements...........     (0.67)     (0.03)     (0.08)     (0.17)        --
                                   --------   --------   --------   --------   --------
     Net realized................  $   2.37   $   1.87   $   1.91   $   1.69   $   2.11
NET PRODUCTION DATA:
  Oil (MBbls)....................     2,995      2,596      3,439      4,177      1,295
  Gas (MMcf).....................    31,049     29,153     39,738     37,207     49,710
  Gas equivalent (MMcfe).........    49,019     44,732     60,370     62,272     57,479
  Gas equivalent (MMcfe per
     day)........................       179        164        165        171        157
OPERATIONS DATA PER MCFE:
  Oil and gas sales revenues
     (unhedged)..................  $   3.68   $   2.15   $   2.31   $   1.99   $   2.26
  Hedge and non-hedge cash
     settlements.................     (1.11)      0.17         --       0.09      (0.13)
  Oil and gas operating
     expenses....................     (0.52)     (0.50)     (0.49)     (0.48)     (0.13)
  Production taxes...............     (0.22)     (0.15)     (0.16)     (0.18)     (0.09)
  General and administrative.....     (0.09)     (0.08)     (0.08)     (0.08)     (0.07)
  Depreciation, depletion and
     amortization................     (0.85)     (0.90)     (0.90)     (0.90)     (0.81)
                                   --------   --------   --------   --------   --------
  Pre-tax operating profit(1)....  $   0.89   $   0.69   $   0.68   $   0.44   $   1.03
                                   ========   ========   ========   ========   ========

---------------------------

(1) Excluding non-cash mark-to-market commodity price risk management activities, ceiling test and securities impairment provisions, interest income and interest expenses.

RESULTS OF OPERATIONS

  Nine Months Ended September 30, 2000 Compared to September 30, 1999

Revenues. For the first nine months of 2000, oil and gas sales revenues net of hedging activities increased $44.6 million, or 43% to $148.8 million, when compared to the prior year comparable period. This increase was primarily the result of both higher production and higher commodity prices. Gas production increased 7% over the prior year first nine months. Average Mcfe price realizations net of hedging activities increased by 29% in the first nine months of 2000 compared to last year's first nine months. Gas production represented approximately 63% of total production on an Mcfe basis compared to the 65% reported for the first nine months of 1999. Oil production increased by 15% over the prior year comparable period due to property acquisitions and newly drilled well additions during the first nine months of the year.

Commodity price risk management activities, including hedged and non-hedged transactions, during the first nine months of 2000 resulted in reported revenue reductions of $54.5 million compared to incremental revenues of $7.8 million reported in the prior year comparable period. The first nine months of 2000 reductions consisted of $54.5 million in actual cash settlements paid. In addition, $70.6 million in non-cash mark-to-market unrealized future losses related to commodity price risk management activities were recorded under Costs and Expenses in compliance with current accounting rules. In the prior year comparable period, $7.8 million in cash settlements were received while the non-cash mark-to-market unrealized loss component recorded was $45.2 million.

Costs and Expenses. Production and operating expenses (or lifting costs) during the first nine months of 2000 increased by 15% to $25.4 million compared to $22.2 million reported in the prior year comparable period. The increase was related to the addition of wells, both acquired and drilled in the current year. On an equivalent unit basis, lifting costs were $0.52 per Mcfe for the first nine months of 2000 compared to $0.50 per Mcfe in the first nine months of 1999. Production taxes were $0.22 and $0.16 per Mcfe for the first nine months of 2000 and 1999, respectively with the increase related to higher commodity prices.

Depreciation, depletion and amortization (or DD&A) for the nine months ended September 30, 2000 increased $1.4 million to $41.7 million when compared to the $40.3 million recorded in the prior year comparable period due to higher production volumes. The first nine months DD&A rate per Mcfe was $0.85, a 6% decline as compared to the prior year comparable period when $0.90 per Mcfe was recorded.

General and administrative expense (or G&A) costs increased by 28% in the first nine months of 2000 to $4.7 million when compared to the $3.7 million incurred in the first nine months of 1999 principally due to reduced amounts of such costs charged to the full cost pool. The rate per Mcfe for such costs increased from $0.08 to $0.09.

Interest expense is incurred on $147 million of 8 7/8% Senior Subordinated Notes due 2007 issued in September 1997, $109 million of 10 1/2% Senior Subordinated Notes due 2006, and bank debt incurred to fund various activities. Interest expense for the nine months ended September 30, 2000 increased by $2.4 million to $18.6 million, a 15% increase over the $16.2 million incurred in the prior year comparable period due to higher interest rates charged and additional borrowings outstanding under Belco's credit facility partially offset by additional amounts capitalized during the current year.

Income (Loss) Before Income Taxes. Our reported loss before income tax benefits for the first nine months of 2000 was $45.1 million. This compares to a pre-tax loss of $29.7 million reported for the first nine months of 1999. The 2000 and 1999 first nine months reported losses are the result of recognizing the required non-cash mark-to-market unrealized commodity price risk management losses as required by current accounting rules. Excluding the effect of the non-cash mark-to-market unrealized commodity price risk management losses income before income taxes was $25.6 million and $15.5 million for the first nine months of 2000 and 1999, respectively.

Income Taxes. For the first nine months of 2000, income tax benefits were recorded in the amount of $15.8 million as a result of the reported pre-tax loss. The benefit for income taxes for the comparable nine month period of 1999 was $10.4 million.

  Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Revenues. Oil and gas sales revenues for the year 1999, net of hedging activities, increased 9% to $141.9 million compared to $129.9 million realized in 1998. The year over year increase is due to higher commodity prices and higher gas production partially offset by lower crude oil production. In 1999, weighted average oil prices realized (hedged) totaled $19.25 per Bbl, a 20% increase when compared to the $16.09 realized in 1998. The weighted average gas prices realized (hedged) increased by 13% from $1.69 in 1998 to $1.91 in 1999. Average daily production volume in 1999 on an Mcfe basis declined by 3% to 165,398 Mcfe.

Non-hedge commodity price risk management activities resulted in a net pre-tax cash loss of $2.4 million for 1999 compared to a $172,000 pre-tax cash gain in the prior year. In addition, $34.1 million in non-cash mark-to-market unrealized future losses related to commodity price risk management activities and representing the change in fair value of derivatives were recorded under Costs and Expenses as required by current accounting rules. In the prior year, a non-cash gain of $18.9 million was recorded.

Costs and Expenses. Production and operating expenses declined to $29.9 million or 11% in 1999 when compared to the $33.6 million incurred during 1998. The decrease is a result of cost reduction efforts in response to lower commodity prices realized in the first half of 1999 combined with the implementation of other operating efficiencies on newly operated properties located in Wyoming. Production taxes increased from $7.2 million in 1998 to $9.3 million in 1999 due to higher commodity prices realized. On a unit basis, operating costs including production taxes were $0.65 per Mcfe for 1999 compared to $0.66 per Mcfe for 1998.

Recurring DD&A costs for the year totalled $54.2 million when compared to the $56.1 million recorded for the prior year. The DD&A rate for the year was unchanged at $0.90 per Mcfe. For the year 1998, Belco also recorded $229.0 million ($148.9 million after-tax) in non-cash ceiling test provisions as required by full-cost accounting rules. The provisions were the result of applying substantially lower commodity prices to estimated recoverable reserves.

G&A costs declined by 5% during 1999 to $4.9 million when compared to the $5.2 million incurred in 1998. The decrease is primarily due to the cost controls implemented in response to lower commodity prices. The rate per Mcfe for such costs was unchanged at $0.08 for both years. Exploration related G&A expenses for 1999 in the amount of $5.5 million have been capitalized to oil and gas property accounts. The decrease of $0.7 million when compared to 1998 comparable capitalized amount of $6.2 million principally reflects reduced exploration activities.

Net interest costs incurred for the year 1999 totalled $25.9 million, with approximately $4.9 million of this total capitalized to property accounts. The 1999 net total interest cost declined modestly when compared to 1998 when net total interest costs were $26.1 million, with $5.1 million capitalized.

As a result of the substantial decline in the market value of Big Bear Exploration Ltd. securities acquired in June 1998, impairment provisions were $450,000 and $9.7 million in 1999 and 1998, respectively.

Income (Loss) Before Income Taxes. Our reported loss before income tax benefits for the year 1999 was $13.2 million. This compares to a loss of $225.7 million reported in 1998. The substantially lower loss reported for 1999 reflects improved commodity prices and the absence of non-cash ceiling test and securities impairment provisions of $229.0 million and $24.2 million, respectively, reported in 1998.

Income Taxes. Income tax benefits were recorded for 1999 in the amount of $4.6 million and $78.1 million for 1998 as a result of reported pre-tax losses.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Revenues. Oil and gas sales revenues for the year 1998 (hedged) declined less than 1% to $129.9 million when compared to the $130.0 million realized in 1997, due to substantially lower commodity prices. The year 1997 included only one month of the operations of Coda Energy, Inc., which we acquired in late 1997. In 1998 weighted average oil prices realized (hedged) totaled $16.09 per Bbl, a 16% decline when compared to the $19.28 realized in 1997. The weighted average gas prices realized (hedged) declined 20% from $2.11 in 1997 to $1.69 in 1998. Average daily production volume in 1998 on an Mcfe basis increased 8% to 170,609 Mcfe.

Non-hedge commodity price risk management activities resulted in a net pre-tax cash gain of $172,000 for 1998 compared to a net pre-tax cash loss of $1.6 million in 1997. In addition, $18.9 million in non-cash mark-to-market unrealized future gains related to commodity price risk management activities and representing the change in fair value of derivatives were recorded under Costs and Expenses as required by current accounting rules. In the prior year a non-cash loss of $4.9 million was recorded.

Costs and Expenses. Production and operating expenses increased to $33.6 million in 1998 when compared to the $7.4 million incurred during 1997. The increase is identified with the growth in oil production through secondary recovery techniques following the Coda Energy acquisition and reflects the higher costs normally associated with such production when compared to gas. Production taxes increased from $5.4 million in 1997 to $7.2 million due to increased production. On a unit basis, operating costs including production taxes, were $0.66 per Mcfe for 1998 compared to $0.22 per Mcfe for 1997 which included only one month of Coda Energy's operations.

Recurring DD&A costs for 1998 totalled $56.1 million when compared to the $46.7 million recorded for the prior year. The DD&A rate per Mcfe was $0.90 and $0.81 for 1998 and 1997, respectively. For the year 1998, we also recorded $229.0 million ($148.9 million after-tax) in non-cash ceiling test provisions as required by full-cost accounting rules. The provisions were the result of applying substantially lower commodity prices to estimated recoverable reserves. At December 31, 1997, we recorded a non-cash ceiling test provision of $150.0 million ($97.5 million after tax) based on estimated proved reserves at December 31, 1997.

G&A costs increased by 33% during 1998 to $5.2 million when compared to the $3.9 million incurred in 1997. The increase is primarily due to the addition of personnel associated with the Coda Energy transaction. The rate per Mcfe for such costs increased from $0.07 in 1997 to $0.08 in 1998. Exploration related G&A expenses for 1998 in the amount of $6.2 million have been capitalized to oil and gas property accounts. The increase of $0.4 million over the 1997 comparable capitalized amount of $5.8 million principally reflects additional personnel costs and seismic activities related to a number of exploration projects.

Net interest costs incurred for the years 1998 and 1997 totalled $26.1 million and $5.4 million, respectively, with approximately $5.1 million and $3.7 million of these totals capitalized to property accounts.

As a result of the substantial decline in the market value of Chesapeake Energy Corp. securities acquired when Hugoton Energy Corp. was merged into Chesapeake, we realized a loss of $14.4 million upon disposition of these securities during the first nine months of 1998. In addition, a $9.7 million non-cash impairment provision was recorded to recognize a decline in the value of Big Bear Exploration securities then owned by Belco.

Income (Loss) Before Income Taxes. Our reported loss before income tax benefits for the year 1998 was $225.7 million. This compares to a loss of $88.3 million reported in 1997. The 1998 loss is primarily the result of the non-cash ceiling test impairment provisions totalling $229.0 million ($148.9 million after-tax) mandated by full-cost accounting rules. The 1997 loss was principally identified with purchase price allocations related to the Coda Energy acquisition which resulted in a required ceiling test provision. Income before income taxes, excluding the effect of the non-cash impairments and purchase accounting provisions, was $3.0 million and $61.7 million for 1998 and 1997, respectively.

Income Taxes. Income tax benefits were recorded for 1998 in the amount of $78.1 million and $31.4 million for 1997 as a result of reported pre-tax losses.

LIQUIDITY AND CAPITAL RESOURCES

  General

In September 1997, we entered into a five year $150.0 million Credit Agreement with The Chase Manhattan Bank, N.A., as administrative agent, and other lending institutions. In June 2000, the credit facility was amended and restated and now provides for an aggregate principal amount of revolving loans of up to the lesser of $250.0 million or a defined borrowing base in effect from time to time, includes a sub-facility for letters of credit and expires in January 2004. The borrowing base at September 30, 2000 was $200.0 million with $113.6 million advanced at that date. Additionally, there were letters of credit outstanding in the amount of $26.5 million in connection with commodity price risk management activities. The borrowing base is redetermined by the agent and the banks semi-annually based upon their usual and customary oil and gas lending criteria as such exist from time to time. In addition, we may request two additional redeterminations and the banks may request one additional redetermination per year. Our indebtedness under the credit facility is secured by a pledge of the capital stock of each of our material subsidiaries.

Indebtedness under the credit facility bears interest at a floating rate based (at our option) upon (i) the ABR (as defined) with respect to ABR Loans or (ii) the Eurodollar Rate (as defined) for one, two, three or nine months (or nine or twelve months if available to the banks) for Eurodollar Loans (as defined), plus the Applicable Margin. The ABR is the greater of (i) the Prime Rate (as defined), (ii) the Base CD Rate (as defined) plus 1% or (iii) the Federal Funds Effective Rate (as defined) plus 0.50%. The Applicable Margin for Eurodollar Loans varies from 1.125% to 1.625% depending on the borrowing base usage. Borrowing base usage is determined by a ratio of (i) outstanding Loans (as defined) and letters of credit to (ii) the then effective borrowing base. Interest on ABR Loans is payable quarterly in arrears and interest on Eurodollar Loans is payable on the last day of the interest period thereof and, if longer than three months, at three month intervals.

We are required to pay to the banks a commitment fee based on the committed undrawn amount of the lesser of the aggregate commitments or the then effective borrowing base during a quarterly period equal to a percent that varies from 0.25% to 0.50% depending on the borrowing base usage.

We entered into interest rate swap agreements converting two long-term debt fixed rate obligations to floating rate obligations as follows:

AGREEMENT                                TRANSACTION   FIXED    FLOATING     FLOATING RATE
AMOUNT                                      DATE        RATE      RATE     EXPIRATION DATE(1)
---------                                -----------   ------   --------   ------------------
$100 million...........................     12/97       8.875%    8.875%      March 15, 2001
 $85 million...........................     12/97      10.500%   11.250%       April 1, 2001
 $50 million...........................     01/98       8.875%    8.875%      March 15, 2001

---------------------------
(1) Floating rate is redetermined at each six month period following the expiration through September 15, 2007 currently capped at rates indicated.

The agreements obligate Belco to actually pay the indicated floating rate rather than the original fixed rate. The floating rates are capped at 8.875% through March 15, 2002 and at 10% from March 15, 2002 through September 15, 2007 on the 8 7/8% Notes. The floating rates are capped at 11.625% through April 1, 2003 on the 10 1/2% Notes.

Belco's board of directors has authorized the purchase from time to time, in the open market or in privately negotiated transactions, of shares of its common stock and 6 1/2% convertible preferred stock, in an aggregate amount not to exceed $10.0 million. The current $10.0 million authorization is in addition to the $10.0 million that was exhausted in December 1999. During the nine months ending September 30, 2000, Belco purchased 20,700 shares of its preferred stock for a total cost of $303,000 pursuant to the existing authorization.

Additionally, through November 24, 2000, Belco exchanged 691,000 shares of its
6 1/2% convertible preferred stock for 1,241,675 shares of its common stock. The liquidation preference of the preferred stock that was exchanged was $17.3 million.

In July 2000, Belco sold its interest in certain North Texas oil properties, including 436 producing wells for $10.1 million in cash and retained volumetric production payments which Belco values at approximately $5.0 million.

In April 2000, Belco closed a $24.4 million acquisition of oil and gas properties adding approximately 51 Bcfe of proved reserves estimated at the time of acquisition to Belco's reserve base. The transaction was financed through additional borrowings under the credit facility.

In February 2000, Belco closed a $40.5 million acquisition of oil and gas properties adding approximately 24.6 Bcfe of proved reserves estimated at the time of acquisition to Belco's reserve base. The transaction was financed through additional borrowings under the credit facility.

In January 2000, Belco purchased $3 million face value of its 8 7/8% Senior Subordinated Notes due 2007 at a discount in the open market resulting in a modest gain.

  Cash Flow

Our principal sources of cash are operating cash flow and bank borrowings. Cash flow from operating activities for the nine months ended September 30, 2000 was $72.0 million, a 33% increase over the prior comparable period when $54.3 million was realized. The increase is primarily the result of higher production volumes and higher commodity prices.

Net cash used in investing activities for the nine months ended September 30, 2000 and 1999 was $136.0 and $52.3 million, respectively. Investing activities for these periods include oil and gas property acquisitions in the amount of $70.0 million and $17.0 million for 2000 and 1999, respectively. In addition, investing activities generally include exploration and development activities and proceeds from the sale of properties or other assets.

Net cash provided by financing activities for the nine months ended September 30, 2000 and 1999 was $63.1 million and $556,000, respectively. Net debt increased by $68.1 million related to property acquisitions. Cash flow from operations and the disposition of assets funded drilling and other operating activities during the current year, including preferred dividends paid. Belco's credit facility and the indentures governing its subordinated debt restrict the payment of dividends. The entire net proceeds of this offering will increase the amount of restricted payments available under Belco's 10 1/2% notes indenture, including for dividend payments on our preferred stock. If we report substantial losses, including for example unrealized non-cash mark-to-market losses required by existing accounting rules, dividends on Belco's preferred stock may be limited or prohibited by the restrictions contained in Belco's 10 1/2% notes indenture.

  Capital Expenditures

Through September 30, 2000, net capital expended by Belco totaled $136.0 million, including $70.0 million identified with the acquisition of properties and property dispositions of $10.7 million. Capital expenditures for the full year 2000 are expected to total approximately $160.0 million net.

We intend to fund our future capital expenditures, commitments and working capital requirements through cash flows from operations, borrowings under the credit facility or other potential financings, including the sale of equity or debt securities. If changes in oil and gas prices reduce cash flows and the borrowing base under our credit facility, we have the discretion and ability to adjust our capital budget. We believe that we will have sufficient capital resources and liquidity to fund our capital expenditures and meet all of our financial obligations through the end of 2001.

  Commodity Price Risk Management Transactions

Certain of Belco's commodity price risk management arrangements require Belco to deliver cash collateral or other assurances of performance to the counterparties in the event that Belco's payment obligations with respect to its commodity price risk management transactions exceed certain levels. Two of the inherent risks of a price risk management program are margin requirements and collateralization. Certain transactions may be subject to margin calls under certain conditions including change of ownership control, rating agency activity or default. Belco's current collateral requirement is $27.5 million consisting of $26.5 million in letters of credit and $1.0 million in cash deposits. We believe our borrowing capacity under our credit facility will allow us to be responsive to additional collateral requirements.

With the primary objective of achieving more predictable revenues and cash flows, Belco has entered into commodity price risk management transactions of various kinds with respect to both oil and gas. While the use of certain of these price risk management arrangements limits the downside risk of adverse price movements, it may also limit future revenues from favorable price movements. Belco engages in transactions such as selling options which are marked-to-market at the end of the relevant accounting period. Since the futures market historically has been highly volatile, these fluctuations may cause significant impact on the reported financial results of any given accounting period. Belco has entered into price risk management transactions with respect to a substantial portion of its estimated production for years 2000 and 2001 and lesser portions of its estimated production thereafter. Belco continues to evaluate whether to enter into additional price risk management transactions for future years. We expect to reduce the current amount of price risk management contracts that we have in place over the next 12 to 24 months in an effort to limit our future exposure to the mark-to-market accounting rules that require the immediate recognition of non-cash unrealized gains and losses that cause large unpredictable swings in reported results of operations, related earnings per share and stockholder equity. As existing positions expire, we intend to reduce our total positions to no more than approximately 50% of our production in the future. In addition, Belco may determine from time to time to unwind its then existing price risk management positions as part of its price risk management strategy.

We expect to incur additional hedge and non-hedge related cash settlement costs through the remainder of calendar year 2000 assuming commodity prices remain at current levels. This cash settlement amount is currently estimated at approximately $26.0 million for the fourth quarter of 2000 utilizing the September 30, 2000 forward price curve applied to volumes of oil and gas expected to be produced during the three month period ending December 31, 2000. This estimated amount can increase or decrease if commodity prices rise or decline from the current levels used in developing this estimate. As cash settlements are made on volumes produced, no additional losses are expected to be recorded, unless actual prices increase above estimated future prices used in the September 30, 2000 mark-to-market calculation. Subsequent to September 30, 2000, both oil and gas futures prices have increased slightly and if such conditions persist, Belco may be required to record additional mark-to-market unrealized losses. For the year 2001, Belco has approximately 6,082 BOPD and 85,000 MMBtu per day committed at average prices of $19.60 per Bbl of oil and $2.45 per MMBtu of gas. The committed volumes assume the NYMEX forward curve reference prices as of September 30, 2000. No estimate of settlements or mark-to-market gains or losses are determinable as such amounts are contingent upon commodity prices at the time of production.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" which was amended by Financial Accounting Standard No. 138 ("SFAS 138") in June 1999. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows derivatives gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. We will fully adopt SFAS 133 on January 1, 2001, the effective date as amended by SFAS 138. We have not completely quantified the impact of adopting SFAS 133 on our financial statements and have not determined the final method of adoption of SFAS 133. However, SFAS 133 is expected to increase volatility of stockholder's equity, reported earnings (losses) and other comprehensive income. The current preliminary impact of full compliance with SFAS 133 on financial statements as if the implementation were to have occurred September 30, 2000, Belco would record an additional $11.5 million in current assets, $1.6 million in non-current assets, $51.7 million in current liabilities and $19.8 million in non-current liabilities related to Belco's existing oil and gas hedges based on the forward price curve in effect at September 30, 2000. These contracts should also qualify for hedge accounting treatment under SFAS 133. The total potential net liability of $58.4 million related to qualifying hedge instruments would be charged to Other Comprehensive Income and appear in the equity section of the balance sheet. This amount combined with amounts previously recorded on the balance sheet representing non-cash mark-to-market unrealized losses in the net amount of $93.7 million represent the full potential exposure of Belco's commodity price risk management related activities that may or may not be realized as they are dependent on future commodity prices. After adoption, Belco will be required to recognize any hedge ineffectiveness in the income statement each period. In addition, Belco has three interest rate swaps that will be affected by SFAS 133. We currently believe these swaps will qualify for hedge accounting and as a result, Belco will be required to record an additional $2.4 million in current liabilities and $8.3 million in non-current liabilities with the offsetting charge to long-term debt. We would also record $160,000 to the income statement for the ineffective portion related to these swaps.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Belco's market risk exposures relate primarily to commodity prices, interest rates and marketable equity securities. Belco enters into various transactions involving commodity price risk management activities involving a variety of derivatives instruments. In addition, Belco entered into interest rate swap agreements to reduce current interest burdens related to its fixed long-term debt. The derivatives instruments are generally put in place to limit the risk of adverse oil and gas price movements, however, such instruments can limit future gains resulting from upward favorable oil and gas price movements. Recognition of both realized and unrealized gains or losses are reported currently in Belco's financial statements as required by existing generally accepted accounting principles. The cash flow impact of all derivative related transactions is reflected as cash flows from operating activities. As of September 30, 2000, Belco had, and continues to have, substantial derivative financial instruments outstanding related to its commodity price risk management program. See note 3 to notes to unaudited condensed consolidated financial statements.

                                    BUSINESS

OVERVIEW

We are an independent energy company engaged in the exploration for and the acquisition, exploitation, development and production of oil and gas in the United States, primarily in the Rocky Mountain area, the Gulf Coast region, the Permian Basin and the Mid-Continent region. Since our inception in April 1992, we have grown our reserve base through a program of acquisitions, exploration, exploitation and development drilling. From our inception in 1992 through 1997, our growth was primarily based upon participating as a non-operator in the drilling of gas wells in the Austin Chalk, where wells have relatively short-lived reserves, and in the Moxa Arch. During 1997, in order to establish a more stable platform for continued growth we determined to increase our degree of operational control, increase the life of our reserves and to better balance our reserves between oil and gas. Consistent with this strategy, we acquired Coda Energy in late 1997 and adopted a balanced growth strategy through exploitation, exploratory and development drilling and acquisitions in our core areas. Focusing in core areas allows us to accumulate detailed geologic and geophysical knowledge, significant operational efficiencies and technical expertise.

Since 1992, we have achieved substantial growth in reserves, production and EBITDA. Our estimated proved reserves have increased at a compound annual growth rate of 38%, from 67 Bcfe as of December 31, 1992 to 641 Bcfe as of December 31, 1999, with a reserve to production ratio of approximately 10.6 years based on 1999 production. Average daily production has increased from four MMcfe per day in 1992 to approximately 165 MMcfe per day in 1999. Similarly, the growth in our EBITDA has been substantial, increasing from $2.9 million for the year ended December 31, 1992, to $96.5 million for the year ended December 31, 1999. Our low cost structure is evidenced by our general and administrative expenses of $0.08 per Mcfe and lease operating expenses and production taxes of $0.65 per Mcfe in 1999.

PRIMARY OPERATING AREAS

Our operations are currently focused in four core operating areas:

 - Rocky Mountain: We intend to target additional gas development in Wyoming in the Green River (inclusive of the Moxa Arch), Wind River and Big Horn Basins. In addition, we will attempt to increase oil production in the Williston Basin of North Dakota through the use of horizontal drilling and waterfloods. In 2001, we expect to spend approximately $37.1 million of our capital expenditure budget in this area.

 - Gulf Coast: We will continue our horizontal exploitation program targeting the Austin Chalk and Georgetown formations. Our development activities will focus on our newly acquired interests in the Elm Grove field. In addition, we expect to test additional Yegua and lower Wilcox objectives identified by recently processed 3-D seismic data on our HLM prospect. In 2001, we expect to spend approximately $21.1 million of our capital expenditure budget in this area.

 - Permian Basin: Our primary focus for this area will be on development drilling and further secondary recovery projects, especially in Andrews County, Texas. In 2001, we expect to spend approximately $2.6 million of our capital expenditure budget in this area.

 - Mid-Continent: In this mature area, we will continue to expand some of our larger waterfloods and conduct development drilling activities. In 2001, we expect to spend approximately $10.3 million of our capital expenditure budget in this area.

  Estimated Proved Reserves and Average Daily Production

Our estimated net proved reserves and average daily production by operating area as of December 31, 1999 are shown in the following table. Approximately 83% of the quantities of proved reserves on an Mcfe basis aggregating 84% of the present value were estimated by our independent petroleum engineers, Miller and Lents, Ltd. Our internal petroleum engineers estimated the remaining proved reserves. In accordance with guidelines of the SEC, the estimates of proved reserves were made using oil and gas sales prices at December 31, 1999 and were held constant throughout the life of the properties. See "Cautionary Statement About Forward Looking Statements" and "Risk Factors."

                                                                                            AVERAGE
                                                                    GAS       PERCENT OF     DAILY
                                               OIL       GAS     EQUIVALENT     PROVED     PRODUCTION
                                             (MBbls)   (MMcf)     (MMcfe)      RESERVES     (MMcfe)
                                             -------   -------   ----------   ----------   ----------
    Rocky Mountain.........................   1,497    139,525    148,507         23%          24
    Gulf Coast.............................   1,329     93,079    101,055         16           68
    Permian Basin..........................  34,372     41,150    247,379         39           35
    Mid-Continent..........................  15,878     48,394    143,663         22           37
                                             ------    -------    -------        ---          ---
         Total.............................  53,076    322,148    640,604        100%         165
                                             ======    =======    =======        ===          ===

---------------------------
For additional information concerning our oil and gas reserves and estimates of future net revenues attributable thereto, see note 14 of the notes to consolidated financial statements included in this prospectus supplement.

  Rocky Mountain

Wyoming. We maintain a significant acreage position in the Rocky Mountains of Wyoming where we conduct an ongoing exploration and development program. We commenced a development drilling program in the Moxa Arch trend in June 1992 pursuant to a farmout from Amoco. We significantly expanded our acreage and exploration activities in 1996 by acquiring the rights to approximately 750,000 gross (250,000 net) acres in the Green River, Wind River and Big Horn Basins in Wyoming, which lie north and east of the Moxa Arch trend. At December 31, 1999, we controlled approximately 1.2 million gross (351,789 net) undeveloped acres in these three basins.

Moxa Arch. One of our primary operating areas is the Moxa Arch trend located in the Green River Basin in Southwestern Wyoming, principally in Lincoln, Sweetwater and Uinta Counties. Approximately 23% of our estimated proved reserves at December 31, 1999 were located in this region. We participate in vertical gas wells drilled in this area which target the Frontier and/or Dakota formations at depths that range from approximately 10,000 to 12,500 feet. The Frontier formation is a relatively blanket tight gas sand formation, while the Dakota formation, beneath the Frontier, tends to be a more prolific but less predictable sand. Production from Moxa Arch wells, particularly from the Frontier formation, tends to be long-lived, where 25 to 30 year reserve lives are common. Since January 1, 1996, we have drilled 47 gross wells in this field, only four of which were dry holes.

Through 1999, we had participated in 229 gross wells (75 net) in this field with 158 Frontier wells, 18 Dakota wells and 53 dual completions (both Frontier and Dakota completed in the same well bore). Average net production for the year ended December 31, 1999 was approximately 22 MMcfe of gas per day. We drilled eight gross wells (5.6 net) in 1999 and have drilled 16 gross wells (9.7 net) in the first nine months of 2000. We anticipate drilling approximately 20 gross wells through the end of 2001. Net average production for October 2000 was approximately 23 MMcfe of gas per day.

Green River, Wind River, Big Horn and Williston Basins. Effective November 1, 1996, we entered into an agreement with Andex Partners and Andover Partners to conduct exploratory operations in the Green River and Wind River Basins of Wyoming. Under the agreement, we committed to spend a minimum of $20.0 million on seismic, leasing and exploratory activities through December 31, 2001 to earn rights to a 50% interest in approximately 300,000 net acres. As of October 1, 2000, we have satisfied our entire $20.0 million commitment. Anadarko or Yates Petroleum Corporation operate most of the acreage.

Effective December 31, 1996, we entered into two joint development agreements with Snyder Oil Company, now Devon Energy Corp. Under these agreements, we acquired a 50% interest in approximately 87,321 net acres in the Wind River Basin of Wyoming and 110,859 net acres in the Big Horn Basin of

Wyoming. Devon operates these properties and has drilled a total of eight wells to date on this acreage in both basins. We expect to participate in at least two wells on these properties in 2001.

In June 1997, we entered into a participation agreement with Tom Brown, Inc. and Andover Partners covering approximately one million acres of mutual interest in the Big Horn Basin. Additionally, we acquired an interest in an initial 100,000 gross (25,000 net) acres in the Big Horn Basin. In 2001, we intend to continue acquiring additional leases in the Big Horn Basin and to drill at least one exploratory well.

The acreage in this core area was acquired to help us realize our long term goal of becoming a significant participant in developing the gas potential in the Rocky Mountains of Wyoming. All three Wyoming basins are receiving renewed interest by the industry. Outside of the Moxa Arch, we have participated in four wells in 2000 in the Green River Basin and expect to drill at least 10 wells in 2001. We expect these wells will include both development and exploratory locations and will target multiple formations. Successful exploratory results hold the potential for multi-well development drilling programs for us over the next several years.

North Dakota. Effective March 1, 2000, we acquired interests in the Stadium, Livestock, Subdivision and Eland units producing from the Lodgepole formation in Stark County, North Dakota. We operate the five well Stadium unit and both of the one well units, Subdivision and Livestock. In addition to this acquisition, we began leasing acreage in 1999 on a series of Mission Canyon prospects within 30 miles of the Stark County units.

Stadium Unit. We have a 51% working interest in the Stadium unit. The prior owner drilled the first well in 1996 and encountered a total of 150 feet of oil pay in a 300 foot thick carbonate reef. A total of five wells were drilled prior to our acquisition. The deepest well was converted to a water injector in 1998 to maintain pressures, and the unit has averaged over 4,000 gross BOPD since mid-1999. Gross production during October 2000 averaged nearly 4,500 BOPD.

Mission Canyon. We have acquired over 50,000 net acres in four separate prospects targeting thin oil productive zones in the Mission Canyon interval. Other operators recognized these zones in the past in several vertical wells, but often could not complete them economically because nearby wet zones would also produce along with the oil. We believed the use of horizontal wells would decrease the tendency for water production from the underlying intervals. We drilled our first horizontal well in December 1999, and through October 2000 we drilled a total of 11 wells on four prospects. The typical well is drilled to approximately 9,600 feet vertical depth and has a 5,000 foot lateral within a 640 acre unit. Crooked Canyon, the most drilled prospect, has seven wells drilled within a 15 square mile area. The Rocky Hill discovery has two wells, the North Treetop discovery has one well, and the Manning, an apparent discovery, has one well. During October 2000, we averaged approximately 500 gross BOPD and over 900 gross Mcf per day from these four prospects. We expect to continue a two rig program through the rest of 2000 and 2001, expected to result in the drilling of more than 20 new wells.

  Gulf Coast Region

Giddings Field. Approximately 15% of our estimated total proved reserves at December 31, 1999 were located in the Giddings field of East Central Texas, principally in Grimes, Washington and Fayette Counties. The primary producing zone in the Giddings field is the Austin Chalk formation, a fractured carbonate formation that has been highly conducive to horizontal drilling. In this field, the Austin Chalk formation ranges in depth between approximately 7,000 and 17,000 feet.

We first acquired interests in the Giddings field in September 1992. During the year ended December 31, 1999, our average net production from this field was approximately 61 MMcfe of gas per day. As of October 2000, our net production averaged 50 MMcfe of gas per day. Through December 31, 1999, we had drilled 260 gross (86 net) wells in this field, and we continue to control approximately 217,000 gross (69,000 net) undeveloped acres in this area. We currently divide the Giddings field into two primary prospect areas, the Navasota River, primarily in Grimes County, and Independence, primarily in

Washington County. We expect to drill new wells, including infill wells, and re-enter older wells to drill additional laterals in the Giddings field. Currently, we hold a majority of our interests in this field pursuant to agreements with the primary operators in this field, Chesapeake Energy Corporation and, to a lesser extent, Anadarko. Four wells were drilled in the Independence area in 1999 and four additional wells were drilled through October 2000.

In addition to the Austin Chalk, the Georgetown formation is a secondary target in both the Navasota and Independence prospect areas. The Georgetown formation is approximately 200 feet below the base of the Austin Chalk, and like the Austin Chalk, it is a limestone formation that is best produced from horizontal well bores. Rather than drill new wells for the Georgetown formation, we have decided to wait for the Austin Chalk production to decline and then add horizontal laterals to our original Austin Chalk wells. We participated in one well in the Navasota area in 1999 and as part of a re-entry program that began in October 2000 in the Independence area. A total of six Georgetown re-entries are currently planned through 2001.

HLM Project. We have obtained a 3-D seismic survey on approximately 140 square miles located in Harris, Montgomery and Liberty Counties in Texas. We conducted the survey to test the lower Wilcox. The lower Wilcox is a prolific producer throughout the Texas Gulf Coast and has produced over 250 Bcf of gas from the North Milton field along the same fault complex as the HLM prospects. In 2000, we drilled the first lower Wilcox test well as a directional well to a depth of 18,500 feet. As of October 2000, we had tested two lower Wilcox sands and were completing a third zone in the well. We plan to spud a second lower Wilcox prospect before year end 2000. We are the operator of and have a 46% working interest in the lower Wilcox.

Elm Grove. Effective January 1, 2000, we acquired a 37% working interest in 20 wells in the Elm Grove field in Caddo and Bossier Parishes in Northern Louisiana. The operator, JW Operating, drilled the 20 wells in 17 sections to extend the Cotton Valley production downdip from the mature Caspiana field. In addition to the Cotton Valley at 9,500 feet, shallower secondary zones include the Hosston and Rodessa intervals.

Through October 2000, we had participated in drilling 28 gross wells (10.4 net wells). Our net production has increased from 5,300 Mcf of gas per day at the time of the acquisition to approximately 11,000 Mcf of gas per day currently. We plan to continue a three rig drilling program in 2001, with the drilling of 42 wells budgeted. We plan to drill most of these wells on 160 acre spacing. The Caspiana field has been successfully downspaced to 80 acre patterns, and the potential exists for similar spacing throughout our Elm Grove acreage.

In addition, the quality of the Hosston sands increases sufficiently in parts of the field to merit dual completions or separate wells. Five of the wells drilled in 2000 were drilled with Hosston objectives.

  Permian Basin

Approximately 39% of our estimated proved reserves at December 31, 1999 were located in our Permian Basin core area. These reserves are concentrated in the Andrews Unit, the Roundtop Unit, the Shafter Lake San Andres Unit and the Nolley Wolfcamp Unit.

Our Permian Basin properties produce primarily from either the Grayburg/San Andres formation, at an average depth of 4,500 feet, or the Wolfcamp/Penn formation at an average depth of 9,000 feet. Most of the properties that produce from these horizons are under secondary recovery. Given nearby CO(2) pipelines and successful CO(2) floods on nearby properties that are similar to ours, we believe significant potential remains for enhanced recovery on these properties. In addition, many of the properties are in a relatively early stage of waterflood production. This gives us several opportunities for further pattern enhancement and development drilling.

A significant portion of our total estimated proved reserves in the Permian Basin region lie in Andrews County, Texas. We produce approximately 2,500 gross BOPD in Andrews County and realize significant economies of scale from this large operation. In Andrews County, we own two electrical distribution systems, three saltwater gathering and disposal systems and several yards for both storing equipment and staging new development projects. Two of our larger production facilities in Andrews County connect into a water supply system with excess capacity for expanding existing or initiating new secondary and enhanced recovery projects. We believe that these systems and facilities provide us with a competitive advantage in acquiring additional operated properties in Andrews County.

Our largest (by value) Permian Basin units are the Andrews Unit, the Roundtop Unit and the Shafter Lake San Andres Unit.

Andrews Unit. The Andrews Unit produces from the Wolfcamp/Penn formation at approximately 8,600 feet. We own and operate a 98.6% working interest in this 3,230 acre unit. In late 1996, we began water injection with initial response occurring in late 1998. Our gross production from the Andrews Unit in December 1999 was approximately 765 BOPD and with our year-to-date 2000 exploitation activity, our gross production from the Andrews Unit has increased to over 1,100 BOPD as of October 2000. We anticipate continuing to expand our waterflood operations during the rest of 2000 and 2001 by drilling at least three producers, converting eight wells to injection and continuing an aggressive workover program. We also believe that production from this waterflood unit may ultimately be enhanced with the use of CO(2) or surfactants with flooding.

Roundtop Unit. We own and operate a 61.6% working interest in this 4,559 acre unit in Fisher County, Texas. This secondary recovery unit produces from the Palo Pinto formation at approximately 4,700 feet. We became the operator of this unit in March 1998. Our gross oil production from this unit was approximately 540 BOPD in December 1999 and was still averaging 540 BOPD at the end of October 2000. The previous operator originally waterflooded this unit with success on a peripheral injection pattern prior to changing to a five spot pattern. We began returning the unit to a peripheral flood pattern in 1998 and continued reconfiguring the injection pattern during 2000. In 2001, we will continue to install high volume pumps to lower water levels in the wells in the center of the field with the expectation of obtaining even higher efficiencies from the overall flood pattern.

Shafter Lake San Andres Unit. The Shafter Lake San Andres Unit is a 12,880 acre unit in Andrews County, Texas that produces from the Grayburg/San Andres formation at approximately 4,500 feet. We have an 81.4% working interest in this secondary recovery unit. Our gross oil production from this unit averaged 790 BOPD in 1999 and has risen to 820 BOPD at the end of October 2000. We have drilled 51 infill wells on 20 acre spacing since becoming operator of the unit in early 1993. In 2000, we drilled nine of those wells on 20 acre spacing along with six wells on ten acre spacing. We believe operators of other nearby San Andres fields have successfully drilled to ten acre spacing before CO(2) injection. The wells we drilled are designed to test the viability of ten acre locations within the center of the Shafter Lake unit. The preliminary indications are promising with the two producers each averaging over 50 BOPD gross. We expect to continue drilling both ten acre and 20 acre spaced wells in 2001 and may use CO(2) flooding as the field matures.

  Mid-Continent Region

Our Mid-Continent operations are currently focused in Oklahoma, North Texas and Kansas, where approximately 22% of our total estimated proved reserves at December 31, 1999 were located.

Oklahoma. Five waterfloods collectively represent a majority of our proved reserves in the Mid-Continent region. These waterfloods are identified as the Oakdale Red Fork Unit, the Calumet Cottage Grove Unit, the Witcher Red Fork Unit, the Cutter South Unit and the Rush Springs Unit. We initiated and unitized all of these waterfloods.

Oakdale Red Fork Unit. We own and operate a 97.3% working interest in this 3,600 acre unit in Northwestern Oklahoma. This secondary recovery unit produces from the Redfork formation at 6,400 feet. Our gross oil production from this unit was approximately 790 BOPD in December 1999 and 750 BOPD in October 2000. We drilled two wells during 1999 and drilled two wells and re-entered one well through

October 2000. For the rest of 2000 and 2001, we plan to continue to expand our waterflood to the south with the drilling of two producing and two injection wells on this unit.

Calumet Cottage Grove Unit. We operate this secondary recovery unit which consists of 11,400 acres in Central Oklahoma. This unit produces from the Pennsylvanian Cottage Grove formation at 8,100 feet. Our gross production from this unit in December 1999 was approximately 1,850 BOPD and 1,890 BOPD in October 2000. We have a 48.0% working interest in this unit. In 1999, we drilled a total of eight wells. Through October 2000, we drilled one well, re-entered two others as producers and performed 13 workovers. During the last quarter of 2000, we plan to drill two additional wells, and during 2001, we plan to drill six producing wells and two injectors on this unit.

Witcher Red Fork Unit. We operate the 1,620 acre Witcher Red Fork Unit, which is located in Central Oklahoma. We have an 81.0% working interest in this 6,400 foot mature secondary recovery unit. In December 1999, our gross production from this unit was approximately 350 BOPD and in October 2000, our gross production had declined as expected to 250 BOPD.

North Texas. The North Texas region stretches from the Chadbourne Ranch field in Coke County in the west to several individual leases in Grayson County in the east. As of December 1999, the Rhombochasm, Katz, Electra and Burkburnett fields had the most significant value in our North Texas region. We sold both the Electra and Burkburnett fields effective August 1, 2000 and retained volumetric production payments totaling 246,000 Bbls. At the time we sold these fields, our total net production from both fields was approximately 1,200 BOPD. By selling these higher lifting cost fields, we streamlined our operations by eliminating approximately 630 active wells, including water injection wells.

DRILLING RESULTS

We participated in the following wells during the periods indicated. In the table, "gross" refers to the total wells in which we have a working interest, and "net" refers to gross wells multiplied by our working interest in them.

                                          NINE MONTHS
                                             ENDED                 YEAR ENDED DECEMBER 31,
                                         SEPTEMBER 30,    ------------------------------------------
                                              2000          1999(1)       1998(1)(2)      1997(3)
                                         --------------   ------------   ------------   ------------
                                         GROSS     NET    GROSS   NET    GROSS   NET    GROSS   NET
                                         ------   -----   -----   ----   -----   ----   -----   ----
    DEVELOPMENT:
       Productive......................   77.0    46.1    46.0    29.4   69.0    47.1   54.0    23.1
       Non-productive..................    3.0     2.4     2.0     1.0    1.0     1.0    4.0     2.2
                                          ----    ----    ----    ----   ----    ----   ----    ----
         Total.........................   80.0    48.5    48.0    30.4   70.0    48.1   58.0    25.3
                                          ====    ====    ====    ====   ====    ====   ====    ====
    EXPLORATORY:
       Productive......................   15.0     9.3    11.0     8.2   23.0     9.4   20.0    13.7
       Non-productive..................    6.0     4.6     3.0     2.5    7.0     4.0   18.0     6.4
                                          ----    ----    ----    ----   ----    ----   ----    ----
         Total.........................   21.0    13.9    14.0    10.7   30.0    13.4   38.0    20.1
                                          ====    ====    ====    ====   ====    ====   ====    ====

---------------------------
(1) Includes 15 gross (11.2 net) and 7 gross (4 net) wells in progress at December 31, 1999 and 1998, respectively.
(2) Excludes 343 gross (175 net) productive wells acquired during 1998.
(3) Includes results for Coda Energy since November 26, 1997, the date we acquired Coda Energy.

ACREAGE

The following table sets forth, as of December 31, 1999, the gross and net acres that we owned, controlled or had the right to acquire interests in for both developed and undeveloped acreage. Developed acreage means acreage within producing units and undeveloped acreage means acreage that has not been placed in producing units. "Gross" acres means the total number of acres in which we own a working interest. "Net" acres means gross acres multiplied by our fractional working interest.

                                                           DEVELOPED         UNDEVELOPED(1)
                                                       -----------------   -------------------
                                                        GROSS      NET       GROSS       NET
                                                       -------   -------   ---------   -------
    ROCKY MOUNTAIN:
       Green River Basin.............................    5,123       480     525,140   138,337
       Moxa Arch Trend...............................   24,861    14,619      23,559    14,227
       Wind River Basin..............................    2,077       720     336,202   113,440
       Big Horn Basin................................      643       321     291,188   100,012
       Denver-Julesburg Basin........................  207,365     2,298     177,939    91,279
    GULF COAST.......................................  119,954    51,847     449,889   254,668
    PERMIAN BASIN....................................   97,871    49,497          20        20
    MID-CONTINENT:
       Oklahoma......................................  119,100    39,635      30,475    10,898
       North Texas...................................   36,593    21,777         640       320
       Kansas........................................   37,489    31,488       8,563     8,000
       North Dakota..................................        0         0       4,000     1,858
    OTHER OPERATING AREAS:
       Arkansas......................................       56        42       6,001     4,383
       Michigan-Central Basin........................    1,664       702      71,055    12,554
                                                       -------   -------   ---------   -------
         Totals......................................  652,796   213,426   1,924,671   749,996
                                                       =======   =======   =========   =======

---------------------------
(1) Leases covering less than half of the undeveloped acreage will expire within the next three years. However, we expect to evaluate this acreage prior to its expiration. Our leases generally provide that the leases will continue past their primary terms if oil or gas in commercial quantities is being produced from a well on such leases.

PRODUCTIVE WELL SUMMARY

The following table sets forth our ownership in productive wells at December 31, 1999. Gross oil and gas wells include multiple completions. Wells with multiple completions are counted only once for purposes of the following table. Production from various formations in wells without multiple completions is commingled.

                                                              PRODUCTIVE WELLS
                                                              -----------------
                                                               GROSS      NET
                                                              -------   -------
Gas.........................................................    878.0     344.8
Oil.........................................................  1,828.0   1,099.8
                                                              -------   -------
     Total..................................................  2,706.0   1,444.6
                                                              =======   =======

EMPLOYEES

As of September 30, 2000, we had 166 full time employees, none of whom is represented by organized labor unions. We consider our employee relations to be good.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, age and position of each of the Company's executive officers and directors:

NAME                             AGE                           POSITION
----                             ---                           --------
Robert A. Belfer...............  65    Chairman of the Board and Chief Executive Officer
Laurence D. Belfer.............  34    Director, Vice-Chairman
Grant W. Henderson.............  41    Director, President and Chief Operating Officer
Dominick J. Golio..............  54    Senior Vice President -- Finance, Chief Financial
                                         Officer, Treasurer and Secretary
Shiv K. Sharma.................  58    Senior Vice President -- Engineering
Steven L. Mueller..............  47    Senior Vice President -- Exploration and Production
Graham Allison.................  60    Director
Daniel C. Arnold...............  70    Director
Alan D. Berlin.................  60    Director
Jack Saltz.....................  68    Director

Robert A. Belfer is our Chairman of the Board and Chief Executive Officer. Mr. Belfer began his career at Belco Petroleum Corporation in 1958 and became Executive Vice President in 1964, President in 1965 and Chairman of the Board in 1984. Belco Petroleum Corporation was an independent oil and gas producer in the United States and abroad, which went public in 1959. It was one of the larger independent oil and gas companies in the United States and was included in Fortune's listing of the 500 largest industrial companies in the United States prior to merging with InterNorth, Inc. (now Enron Corp.) in 1983. Following the merger, Mr. Belfer became Chief Operating Officer of BelNorth Petroleum Corp., a combination of oil and gas producing operations of Belco Petroleum Corporation and InterNorth. He resigned from his position with InterNorth in 1986 and pursued personal investments in oil and gas and other industries. In April 1992, Mr. Belfer founded the Company. In addition to his position with us, Mr. Belfer serves on the board of Enron. Mr. Belfer received his undergraduate degree from Columbia College (A.B. 1955) and a law degree from the Harvard Law School (J.D.
1958).

Laurence D. Belfer is our Vice-Chairman. Mr. Belfer joined us as Vice President in September 1992. He was promoted to Executive Vice President in May 1995 and Chief Operating Officer in December 1995, was named President in April 1997 and Vice-Chairman in March 1999. He is a founder and Chairman of Harvest Management, Inc., a money management firm. Mr. Belfer graduated from Harvard University (B.A. 1988) and from Columbia Law School (J.D. 1992).

Grant W. Henderson is our President and Chief Operating Officer. He is also one of our directors. He was named President effective March 1, 1999 and Chief Operating Officer effective May 2000, and prior to his promotions he served as Senior Vice President-Corporate Development. Mr. Henderson was formerly President and Chief Financial Officer of Coda and joined Coda in October 1993 as Executive Vice President and Chief Financial Officer. He was elected a director of Coda in 1995 and became President of Coda in February 1996. Mr. Henderson was previously employed by NationsBank, beginning in 1981, last serving as Senior Vice President in its Energy Banking Group. Mr. Henderson is a graduate of Texas Tech University where he received a B.B.A. degree with a major in finance.

Dominick J. Golio is our Senior Vice President -- Finance, Chief Financial Officer, Treasurer . Mr. Golio began his career at the New York City office of Arthur Andersen & Co. in 1972. In 1975, he joined Case, Pomeroy & Company and Felmont Oil Corporation, its publicly traded affiliate, where he rose to the position of Vice President Finance. Mr. Golio left Felmont in 1987 following a merger between Felmont and Homestake Mining Company. He served as Vice President Finance and Administration at both AEG Corporation, the U.S. electronics subsidiary of Daimler-Benz North America, until 1991 and at Millmaster Onyx Group, Inc. until September 1993 at which time he joined our company. Mr. Golio is a Certified

Public Accountant (NY). He holds undergraduate and graduate degrees from Pace University (B.B.A. Accounting, 1972, M.B.A. -- Taxation, 1978).

Shiv K. Sharma is our Senior Vice President -- Engineering. Mr. Sharma began his career in 1967 as a Reservoir Engineer with Shell Oil Company. In 1970, he joined Belco Petroleum Corporation as a reservoir engineer and was subsequently elected to Vice President and Senior Vice President of Engineering, a position he held until his departure from that company in 1988. From 1988 to 1992, Mr. Sharma worked as a petroleum consultant for several New York companies. He served as a director and consultant to our company commencing April 1992 and was elected to his present position in April 1994. Mr. Sharma received his degrees in petroleum technology from the Indian School of Mines (B.S. 1963) and petroleum engineering from Stanford University (M.S. 1966).

Steven L. Mueller is our Senior Vice President -- Exploration and Production. Mr. Mueller began his career in 1975 as a Geological Engineer at Tenneco Oil, Lafayette. He advanced at Tenneco Oil to Division Exploration Manager in 1987. In 1988, Mr. Mueller joined Fina Oil in Houston, Texas as Exploration Manager of South Louisiana, and in 1992 he joined American Exploration in Houston, Texas as Exploitation Vice President. He was with American Exploration until October of 1996 when he joined our company. Mr. Mueller has over 24 years experience in exploring for and exploiting oil and gas fields both onshore and offshore. He holds a BS in Geological Engineering from the Colorado School of Mines (1975).

                                  UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. and Dain Rauscher Incorporated are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

                                                               NUMBER OF SHARES
UNDERWRITER                                                    ----------------
     CIBC World Markets Corp................................
     Dain Rauscher Incorporated.............................
                                                                  ---------
          Total.............................................      4,000,000
                                                                  =========

The underwriters have agreed to purchase all of the shares offered by this prospectus supplement (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about           , 2000 against
payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the representatives may offer some of the shares to other securities dealers at such price less a
concession of $     per share. The underwriters may also allow, and such dealers
may reallow, a concession not in excess of $     per share to other dealers.
After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus supplement, permits the underwriters to purchase a maximum of 600,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus supplement, less the underwriting discount. If this option is exercised in full, the total price to
the public will be $     , and the total proceeds to us will be $     . The
underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

                                                      TOTAL WITHOUT EXERCISE OF   TOTAL WITH FULL EXERCISE OF
                                          PER SHARE     OVER-ALLOTMENT OPTION        OVER-ALLOTMENT OPTION
                                          ---------   -------------------------   ---------------------------
     Belco Oil & Gas Corp...............   $                 $                            $

We estimate that our total expenses of the offering, excluding underwriting
discount, will be approximately $     .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We and our senior executive officers and directors have agreed to a 90 day "lock up" with respect to all shares of our common stock and other securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, for a period of 90 days following the date of this prospectus supplement, we and such persons may not offer, sell, pledge or otherwise dispose of these securities subject to the lock up without the prior written consent of CIBC World Markets Corp.

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. The underwriters may engage in the following activities in accordance with the rules:

 - Stabilizing transactions -- The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specific maximum.

 - Over-allotments and syndicate covering transactions -- The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

 - Penalty bids -- If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the New York Stock Exchange or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

                                 LEGAL MATTERS

The validity of the shares of common stock being offered hereby and certain other legal matters in connection with this offering are being passed upon for Belco by Vinson & Elkins L.L.P., New York, New York. Certain legal matters related to the shares of common stock will be passed upon for the Underwriters by Haynes and Boone, LLP. Certain matters of Nevada law will be passed upon by Woodburn and Wedge. Vinson & Elkins L.L.P. and Haynes and Boone, LLP will rely upon the opinion of Woodburn and Wedge as to matters of Nevada law. Haynes and Boone, LLP from time to time acts as counsel to Belco with respect to certain matters.

                                    EXPERTS

The audited financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, included elsewhere and incorporated by reference in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

Certain of the information included and incorporated by reference in this prospectus supplement regarding proved reserves at December 31, 1999, 1998, 1997, 1996 and 1995, and the related future net revenues and the present value thereof is derived, as and to the extent described herein, from the reserve report prepared by Miller and Lents, Ltd., independent oil and gas consultants, and, to such extent, are included herein in reliance upon the authority of such firm as experts with respect to such report.

                       GLOSSARY OF CERTAIN INDUSTRY TERMS

The definitions set forth below shall apply to the indicated terms as used in this prospectus supplement. All volumes of gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Bcf.  One billion cubic feet of gas.

Bcfe. One billion cubic feet of gas equivalent. Determined using the ratio of one barrel of crude oil to six Mcf of gas.

BOPD.  Barrels of oil per day.

Behind-the-pipe. Hydrocarbons in a potentially producing horizon penetrated by a well bore the production of which has been postponed pending the production of hydrocarbons from another formation penetrated by the well bore. The hydrocarbons are classified as proved but non-producing reserves.

Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Completion or completed. The installation of permanent equipment for the production of oil or gas, or, in the case of a dry well, the reporting of abandonment to the appropriate agency.

Development well. A well drilled with the proved boundaries of an oil or gas reservoir with the intention of completing the stratigraphic horizon known to be productive.

Dry well. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Exploratory well. A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

Farmin or farmout. An agreement under which the owner of a working interest in an oil and gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farmin" while the interest transferred by the assignor is a "farmout."

Gross acreage or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

MBbls.  One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf.  One thousand cubic feet of gas.

Mcfe. One thousand cubic feet of gas equivalent. Determined using the ratio of one barrel of crude oil to six mcf of gas.

MMBbls.  One million Bbls.

MMBtu.  One million Btus.

MMcf.  One million cubic feet of gas.

MMcfe. One million cubic feet of gas equivalent. Determined using the ratio of one barrel of crude oil to six mcf of gas.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

Non-producing reserves. Non-producing reserves consist of (i) reserves from wells that have been completed and tested but are not yet producing due to lack of market or minor completion problems that are expected to be correct, and (ii) reserves currently behind-the-pipe in existing wells which are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the well.

NYMEX.  New York Mercantile Exchange.

Present value. When used with respect to oil and gas reserves, present value means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs and production and ad valorem taxes, using prices and costs in effect as of the date of the report or estimate held constant over the life of the reserves, other than adjustments called for in contracts, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities to justify completion as an oil or gas well.

Proved developed reserves. Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" on after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved reserves. The estimated quantities of crude oil, gas and gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves. Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Recompletion. An operation to abandon the production of oil and/or gas from a well in one zone within the existing well bore and to make the well produce oil and/or gas from a different, separately producible zone within the existing wellbore.

Reserve to production ratio. The estimated productive life of a proved reservoir based upon the economic limit of such reservoir producing hydrocarbons in paying quantities assuming certain price and cost parameters. For purposes of this prospectus, the reserve to production ratio is calculated by dividing the proved reserves (on a Mcfe basis) at the end of the period by production volumes for the previous 12 months.

Royalty interest. An interest in an oil and gas property entitling the owner to a share of oil and gas production free of costs of production.

Secondary recovery. A method of oil and gas extraction in which energy sources extrinsic to the reservoir are utilized.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

Working interest. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration to development and operations and all risks in connection therewith.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Public Accountants..................   F-2
  Consolidated Balance Sheets as of December 31, 1999 and
     1998...................................................   F-3
  Consolidated Statements of Operations for the Years Ended
     December 31, 1999, 1998 and 1997.......................   F-4
  Consolidated Statements of Stockholders' Equity for the
     Years Ended December 31, 1999, 1998 and 1997...........   F-5
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1999, 1998 and 1997.......................   F-6
  Notes to Consolidated Financial Statements................   F-7

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
  Condensed Consolidated Balance Sheet at September 30,
     2000...................................................  F-30
  Condensed Consolidated Statements of Operations for the
     Nine Months Ended September 30, 2000 and 1999..........  F-31
  Condensed Consolidated Statement of Stockholders' Equity
     for the Nine Months Ended September 30, 2000...........  F-32
  Condensed Consolidated Statements of Cash Flows for the
     Nine Months Ended September 30, 2000 and 1999..........  F-33
  Notes to Unaudited Condensed Consolidated Financial
     Statements.............................................  F-34

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Belco Oil & Gas Corp.:

We have audited the accompanying consolidated balance sheets of Belco Oil & Gas Corp. (a Nevada Corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Belco Oil & Gas Corp. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas
February 23, 2000

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 1999        1998
                                                              ----------   ---------
                                                                  (IN THOUSANDS)
                                       ASSETS
Current Assets:
  Cash and cash equivalents (including restricted cash of
    $800,000 at
    December 31, 1999)......................................  $    2,105   $   2,435
  Accounts receivable.......................................      24,870      28,464
  Income taxes receivable...................................       6,661          --
  Assets from commodity price risk management activities....       2,879      18,643
  Other current assets......................................       3,496       1,005
                                                              ----------   ---------
         Total Current Assets...............................      40,011      50,547
Property and Equipment:
  Oil and gas properties at cost based on full-cost
    accounting --
    Proved oil and gas properties...........................   1,008,261     931,218
    Unproved oil and gas properties.........................      71,075      74,935
    Less -- Accumulated depreciation, depletion and
     amortization...........................................    (619,446)   (566,613)
                                                              ----------   ---------
  Net oil and gas property..................................     459,890     439,540
                                                              ----------   ---------
  Building and other equipment..............................       9,107       8,633
    Less -- Accumulated depreciation........................      (2,634)     (1,281)
                                                              ----------   ---------
  Net building and other equipment..........................       6,473       7,352
Other Assets................................................       4,599       8,097
                                                              ----------   ---------
         Total Assets.......................................  $  510,973   $ 505,536
                                                              ==========   =========

                               LIABILITIES AND EQUITY
Current Liabilities:
  Accounts payable..........................................  $   17,970   $  18,372
  Liabilities from commodity price risk management
    activities..............................................      17,822       5,393
  Accrued interest..........................................       7,098       6,897
  Other accrued liabilities.................................       5,510       5,064
                                                              ----------   ---------
         Total Current Liabilities..........................      48,400      35,726
Long-Term Debt..............................................     306,744     294,990
Deferred Income Taxes.......................................      33,638      31,833
Liabilities from Commodity Price Risk Management
  Activities................................................       8,219       4,696
Stockholders' Equity:
  Preferred stock, $0.01 par value; 10,000,000 shares
    authorized and 3,985,000 and 4,312,000 outstanding at
    December 31, 1999 and 1998, respectively................          40          43
  Common Stock, $0.01 par value; 120,000,000 shares
    authorized; 31,797,300 and 31,609,900 issued and
    outstanding at December 31, 1999 and 1998,
    respectively............................................         318         316
  Additional paid-in capital................................     297,225     301,416
  Retained earnings deficit.................................    (177,111)   (161,627)
  Treasury Stock, 704,900 shares............................      (4,317)         --
  Unearned compensation.....................................      (1,430)     (1,082)
  Notes receivable for equity interest......................        (753)       (775)
                                                              ----------   ---------
         Total Stockholders' Equity.........................     113,972     138,291
                                                              ----------   ---------
         Total Liabilities and Stockholders' Equity.........  $  510,973   $ 505,536
                                                              ==========   =========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                 1999           1998          1997
                                                              -----------   ------------   -----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Oil and gas sales, net of cash hedging activities(1)......   $141,932      $ 129,916      $129,994
  Non-hedge commodity price risk management activities cash
     settlements(1).........................................     (2,442)           172        (1,551)
  Interest..................................................      1,134          1,730         3,245
                                                               --------      ---------      --------
          Total revenues....................................    140,624        131,818       131,688
                                                               --------      ---------      --------
Costs and Expenses:
  Oil and gas operating expenses............................     29,854         33,615         7,358
  Production taxes..........................................      9,314          7,232         5,400
  Depreciation, depletion and amortization..................     54,182         56,102        46,684
  Impairment of oil and gas properties......................         --        229,000       150,000
  Impairment of equity securities...........................        450         24,216            --
  General and administrative................................      4,940          5,216         3,913
  Interest expense..........................................     21,021         21,013         1,668
  Non-cash change in fair value of derivatives(1)...........     34,094        (18,912)        4,928
                                                               --------      ---------      --------
          Total costs and expenses..........................    153,855        357,482       219,951
                                                               --------      ---------      --------
Income (Loss) Before Income Taxes...........................    (13,231)      (225,664)      (88,263)
Provision (Benefit) for Income Taxes........................     (4,631)       (78,107)      (31,355)
                                                               --------      ---------      --------
Net Income (Loss)...........................................     (8,600)      (147,557)      (56,908)
Preferred Stock Dividends...................................     (6,884)        (5,406)           --
                                                               --------      ---------      --------
Net Income (Loss) Available to Common Stock.................   $(15,484)     $(152,963)     $(56,908)
                                                               ========      =========      ========
Earnings (Loss) Per Share of Common Stock, Basic and Fully
  Diluted...................................................   $  (0.49)     $   (4.85)     $  (1.80)
                                                               ========      =========      ========
Average Number of Common Shares Used in Computation, Basic
  and Fully Diluted.........................................     31,642         31,529        31,538
                                                               ========      =========      ========

---------------

(1) Amounts restated to report CPRM hedge settlements as a part of oil and gas revenues, CPRM non-hedge settlements as a separate revenue component and unrealized CPRM non-cash gains or losses as a component of costs and expenses. The restatement of all such amounts did not result in any changes to previously reported net income or loss, including per share amounts.

The accompanying notes to consolidated financial statements are an integral part of these statements.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                                                    NOTES
                                      PREFERRED STOCK    COMMON STOCK     ADDITIONAL                  RETAINED    RECEIVABLE
                                      ---------------   ---------------    PAID-IN       UNEARNED     EARNINGS    FOR EQUITY
                                      SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     COMPENSATION   (DEFICIT)    INTEREST
                                      ------   ------   ------   ------   ----------   ------------   ---------   ----------
      BALANCE, DECEMBER 31, 1996....     --     $--     31,577    $316     $186,703      $(1,285)     $  48,244     $(775)
                                      -----     ---     ------    ----     --------      -------      ---------     -----
      Restricted stock issued.......     --      --         5       --          123          192             --        --
      Exercise of stock options.....     --      --         2       --           38           --                       --
      Issuance of warrants..........     --      --        --       --       10,000           --             --        --
      Unrealized loss on marketable
        equity securities...........     --      --        --       --           --           --             --        --
      Net income (loss).............     --      --        --       --           --           --        (56,908)       --
                                      -----     ---     ------    ----     --------      -------      ---------     -----
      BALANCE, DECEMBER 31, 1997....     --     $--     31,584    $316     $196,864      $(1,093)     $  (8,664)    $(775)
                                      =====     ===     ======    ====     ========      =======      =========     =====
      Comprehensive Income..........
      Issuance of Preferred Stock...  4,370     $44        --       --     $105,025           --             --        --
      Repurchase of Preferred
        Stock.......................    (58)     (1)       --       --         (806)          --             --        --
      Restricted Stock Issued
        (Net).......................     --      --        25       --          333           11             --        --
      Unrealized loss on marketable
        equity securities...........     --      --        --       --           --           --             --        --
      Net income (loss).............     --      --        --       --           --           --       (147,557)       --
      Preferred Dividend paid.......     --      --        --       --           --           --         (5,406)       --
                                      -----     ---     ------    ----     --------      -------      ---------     -----
      BALANCE, DECEMBER 31, 1998....  4,312     $43     31,609    $316     $301,416      $(1,082)     $(161,627)    $(775)
                                      =====     ===     ======    ====     ========      =======      =========     =====
      Comprehensive Income..........
      Repurchase of Preferred
        Stock.......................   (327)    $(3)       --       --     $ (5,049)          --             --        --
      Restricted Stock Issued.......     --      --       200        2        1,018       (1,020)            --        --
      Restricted Stock Forfeited....     --      --       (12)      --         (160)         160             --        --
      Restricted Stock Amortized....     --      --        --       --           --          512             --        --
      Net Income (Loss).............     --      --        --       --           --           --         (8,600)       --
      Preferred Dividend Paid.......     --      --        --       --           --           --         (6,884)       --
      Treasury Stock Acquisitions...     --      --        --       --           --           --             --        --
      Payment Received..............     --      --        --       --           --           --             --        22
                                      -----     ---     ------    ----     --------      -------      ---------     -----
      BALANCE, DECEMBER 31, 1999....  3,985     $40     31,797    $318     $297,225      $(1,430)     $(177,111)    $(753)
                                      =====     ===     ======    ====     ========      =======      =========     =====
      Comprehensive Income..........

                                                         UNREALIZED
                                          TREASURY        LOSS ON
                                        COMMON STOCK     MARKETABLE
                                      ----------------     EQUITY                 COMPREHENSIVE
                                      SHARES   AMOUNT    SECURITIES     TOTAL        INCOME
                                      ------   -------   ----------   ---------   -------------
      BALANCE, DECEMBER 31, 1996....     --    $   --     $    --     $ 233,203            --
                                       ----    -------    -------     ---------     ---------
      Restricted stock issued.......     --        --          --           315            --
      Exercise of stock options.....     --        --          --            38            --
      Issuance of warrants..........     --        --          --        10,000            --
      Unrealized loss on marketable
        equity securities...........     --        --      (2,000)       (2,000)       (1,320)
      Net income (loss).............     --        --          --       (56,908)      (56,908)
                                       ----    -------    -------     ---------     ---------
      BALANCE, DECEMBER 31, 1997....     --    $   --     $(2,000)    $ 184,648
                                       ====    =======    =======     =========
      Comprehensive Income..........                                                $ (58,228)
                                                                                    =========
      Issuance of Preferred Stock...     --        --          --     $ 105,069            --
      Repurchase of Preferred
        Stock.......................     --        --          --          (807)           --
      Restricted Stock Issued
        (Net).......................     --        --          --           344            --
      Unrealized loss on marketable
        equity securities...........     --        --       2,000         2,000       1,320(a)
      Net income (loss).............     --        --          --      (147,557)     (147,557)
      Preferred Dividend paid.......     --        --          --        (5,406)           --
                                       ----    -------    -------     ---------     ---------
      BALANCE, DECEMBER 31, 1998....     --    $   --     $    --     $ 138,291
                                       ====    =======    =======     =========
      Comprehensive Income..........                                                $(146,237)
                                                                                    =========
      Repurchase of Preferred
        Stock.......................     --        --          --     $  (5,052)           --
      Restricted Stock Issued.......     --        --          --            --
      Restricted Stock Forfeited....     --        --          --            --            --
      Restricted Stock Amortized....     --        --          --           512            --
      Net Income (Loss).............     --        --          --        (8,600)       (8,600)
      Preferred Dividend Paid.......                           --        (6,884)           --
      Treasury Stock Acquisitions...   (705)   (4,317)         --        (4,317)           --
      Payment Received..............     --        --          --            22            --
                                       ----    -------    -------     ---------     ---------
      BALANCE, DECEMBER 31, 1999....   (705)   $(4,317)   $    --     $ 113,972
                                       ====    =======    =======     =========
      Comprehensive Income..........                                                $  (8,600)
                                                                                    =========

---------------

(a) Represents a reclassification adjustment for $2.0 million gross ($1.32 million net of tax) unrealized loss recognized in comprehensive income in 1997, but recognized in net income during 1998.

The accompanying notes to consolidated financial statements are an integral part of these statements.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1999       1998        1997
                                                             --------   ---------   ---------
                                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................  $ (8,600)  $(147,557)  $ (56,908)
  Adjustments to reconcile net income (loss) to net
     operating cash inflows --
     Depreciation, depletion and amortization..............    54,182      56,102      46,684
     Impairment of oil and gas properties..................        --     229,000     150,000
     Impairment of equity securities.......................       450       9,773          --
     Deferred tax benefit..................................    (4,856)    (78,107)    (31,536)
     Commodity price risk management activities............     5,901       2,942      (1,248)
     Other.................................................       203         (19)        353
     Changes in operating assets and liabilities  --
       Commodity price risk management.....................    28,193     (21,869)         --
       Accounts receivable.................................     3,617      15,208       1,850
       Marketable equity securities........................        --      30,884          --
       Other current assets................................    (1,292)        247         (65)
       Accounts payable and accrued liabilities............       246     (10,259)     (7,607)
                                                             --------   ---------   ---------
          Net operating cash inflows.......................    78,044      86,345     101,523
                                                             --------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Exploration and development expenditures.................   (73,932)   (133,078)   (140,975)
  Proceeds from sale of oil and gas properties.............       215       6,292      13,949
  Changes in accounts payable and accrued liabilities for
     oil and gas expenditures..............................        --          --      11,726
  Change in advances to oil and gas operators..............        --          --        (277)
  Purchase of Coda Energy, Inc.............................        --          --    (214,896)
  Purchase of marketable equity securities.................        --     (10,467)    (30,884)
  Changes in other assets..................................      (351)        (22)     (1,779)
  Other property additions.................................      (474)     (1,251)         --
                                                             --------   ---------   ---------
          Net investing cash outflows......................   (74,542)   (138,526)   (363,136)
                                                             --------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Long-term borrowings.....................................    53,500      68,000      85,000
  Net proceeds from issuance of subordinated notes.........        --          --     145,400
  Long-term debt repayments................................   (41,100)   (124,500)         --
  Proceeds from issuance of Preferred Stock................        --     105,069          --
  Dividends on Preferred Stock.............................    (6,884)     (5,406)         --
  Repurchase of Common Stock...............................    (4,317)         --          --
  Repurchase of Preferred Stock............................    (5,052)       (807)         --
  Other....................................................        21          --          --
                                                             --------   ---------   ---------
          Net financing cash inflows (outflows)............    (3,832)     42,356     230,400
                                                             --------   ---------   ---------
Increase (decrease) in cash and cash equivalents...........      (330)     (9,825)    (31,213)
Cash and cash equivalents at beginning of period...........     2,435      12,260      43,473
                                                             --------   ---------   ---------
Cash and cash equivalents at end of period.................  $  2,105   $   2,435   $  12,260
                                                             ========   =========   =========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND NATURE OF OPERATIONS

ORGANIZATION

Belco Oil & Gas Corp. was organized as a Nevada corporation in January 1996 in connection with the combination of assets (the "Combination") consisting of ownership interests (the "Combined Assets") in certain entities and direct interests in oil and gas properties and certain hedge transactions owned by the predecessors and entities related thereto. On March 29, 1996, Belco Oil & Gas Corp. completed its initial public offering (the "Offering") issuing 6,500,000 shares of Common Stock at $19 per share. Belco Oil & Gas Corp. and the owners of the Combined Assets entered into an Exchange and Subscription Agreement and Plan of Reorganization dated as of January 1, 1996 (the "Exchange Agreement") that provided for the issuance by the Company of an aggregate of 25,000,000 shares of Common Stock to such owners in exchange for the Combined Assets on March 29, 1996, the date the Offering closed. The owners of the Combined Assets received shares of Common Stock proportionate to the value of the Combined Assets underlying their ownership interests in the predecessors and the direct interests.

The Combination was accounted for as a reorganization of entities under common control because of the common control of the stockholders of Belco Oil & Gas Corp. and by virtue of their direct ownership of the entities and interests exchanged. Accordingly, the net assets acquired in the Combination have been recorded at the historical cost basis of the affiliated predecessor owners.

Belco Oil & Gas Corp. and its subsidiaries and prior to March 29, 1996, the combined predecessor entities, are referred to herein as "Belco" or the "Company".

NATURE OF CURRENT OPERATIONS

The Company is an independent energy company engaged in the exploration, development and production of natural gas and oil. The Company operates in this single industry segment, and all operations are presently conducted in the United States. The Company's operations are focused in four core areas including the Permian Basin (west Texas), the Mid-Continent (Oklahoma, north Texas and Kansas), the Rocky Mountains (Wyoming), and the Austin Chalk (Texas and Louisiana).

Substantially all of the Company's production is sold under market-sensitive contracts. The Company's revenue, profitability and future rate of growth are substantially dependent upon the price of, and demand for, oil, natural gas and natural gas liquids. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and natural gas, the price of foreign imports and overall economic conditions. With the objective of reducing price risk, the Company has entered into hedging and related price risk management transactions with respect to a significant amount of its expected future production (See Note 7).

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements for the periods presented include the accounts of the Company and its wholly-owned subsidiaries including one month of Coda operations for 1997. The Company's interests in the Moxa Arch investment programs (the 1992 Moxa Arch Drilling Program, the 1993 Moxa Arch Drilling Program, the Moxa Arch 1992 Offset Drilling Program and the Moxa Arch 1993 Offset Drilling

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

Program) (collectively, the "Programs") are accounted for using the proportionate consolidation method of accounting for investments in oil and gas property interests, whereby the Company's share of each program's assets, liabilities, revenues and expenses is included in the appropriate accounts of the consolidated financial statements. All material intercompany balances and transactions have been eliminated.

CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 1999 cash includes $800,000 of funds on deposit with a counterparty and related to Commodity Price Risk Management Activities. The depository amount varies from day to day and dependent on the movement of commodity prices. Subsequent to calendar year-end 1999 the Company has deposited substantial amounts due to the run-up in the price of oil during the first quarter of 2000 through mid-March.

PROPERTY AND EQUIPMENT

The Company follows the full-cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration and development of oil and gas reserves, including directly related internal costs, are capitalized. The Company capitalized $5,492,000, $6,054,000 and $5,769,000 of related internal costs during 1999, 1998 and 1997, respectively.

Oil and gas properties are amortized on the unit-of-production method using estimates of proved reserve quantities. Investments in unproved properties are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. The amortizable base includes estimated future development costs and, where significant, dismantlement, restoration and abandonment costs, net of estimated salvage values.

In addition, the capitalization costs of proved oil and gas properties are subject to a "ceiling test," which limits such costs to the estimated present value net of related tax effects, discounted at a 10 percent interest rate, of future net cash flows from proved reserves, based on current economic and operating conditions (PV10). If capitalized costs exceed this limit, the excess is charged to depreciation, depletion and amortization.

The PV10 value of the Company's year-end 1999 estimated proved reserves were well in excess of the ceiling test limit. For the full year ended December 31, 1998 the Company recorded $229 million ($149 million after tax) in non-cash ceiling test provisions as required by full cost accounting rules. The provisions were the result of applying substantially lower commodity prices to estimated recoverable reserves.

Sales and other dispositions of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless significant reserves are involved. Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

Buildings, equipment and gas processing facilities are depreciated on a straight-line basis over the estimated useful lives of the assets, which range from three to 20 years.

MANAGEMENT FEES

The Company manages three investment programs, which were formed during 1992-1994 to acquire and develop interests in certain drilling prospects located in the Moxa Arch trend in Wyoming. The Company offered, to certain qualified investors, the opportunity to invest in the prospects through participation in the Programs. In return for its management activities on behalf of the Programs, the Company earns an

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES
annual management fee of one percent of committed capital. After elimination of management fees received from affiliated entities, including predecessor owners, the Company earned management fees totaling $305,000 for both 1999 and 1998 and $297,000 during 1997.

CAPITALIZATION OF INTEREST

Interest costs related to the acquisition and development of unproved properties are capitalized to oil and gas properties. Interest costs capitalized for the years ended December 31, 1999, 1998 and 1997, totaled $4,881,000, $5,123,000 and
$3,742,000, respectively.

ACCOUNTING FOR COMMODITY PRICE RISK MANAGEMENT ACTIVITIES

The Company periodically engages in price risk management activities in order to manage its exposure to oil and gas price volatility. Commodity derivatives contracts, which are usually placed with major financial institutions that the Company believes are minimal credit risks, may take the form of futures contracts, swaps or options. The oil and gas reference prices upon which these commodity derivatives contracts are based reflect various market indices that have a high degree of historical correlation with actual prices received by the Company. Gains and losses related to qualifying hedges of the Company's oil and gas production are deferred and are recognized as revenues as the associated production occurs. In the event of a loss of correlation between changes in oil and gas reference prices under a commodity derivatives contract and actual oil and gas prices, a gain or loss is recognized currently to the extent the commodity derivatives have not offset changes in actual oil and gas prices.

Estimates of future cash flows applicable to oil and gas commodity hedges are reflected in future cash flows from proved reserves in the supplemental oil and gas disclosures, with such estimates based on prices in effect as of the date of the reserve report (See Note 14).

Transactions that do not qualify for hedge accounting are accounted for using the mark-to-market method. Under such method, the financial instruments are reflected at market value at the end of the period with resulting unrealized gains and losses recorded as assets and liabilities in the consolidated financial statements. Changes in the market value of outstanding financial instruments are recognized as a gain or loss in the period of change.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 is effective for fiscal years beginning after June 15, 2000. FAS 133 requires all derivatives to be recorded on the balance sheet at fair value and established "special accounting" for the following three different types of hedges: hedges of changes in the fair value of assets, liabilities, or firm commitments (referred to as fair value hedges); hedges of the variable cash flows of forecasted transactions (cash flow hedges); and hedges of foreign currency exposures of net investments in foreign operations. Though the accounting treatment and criteria for each of the three types of hedges is unique, they all result in offsetting changes in fair values or cash flows of both the hedge and the hedged item being recognized in earnings in the same period with no net impact on reported earnings. Changes in fair value of derivatives that do not meet the criteria of one of these three categories of hedges are included in income and reported as either gain or loss for the current period. Transition adjustments resulting from adoption must be recognized in income and comprehensive income, as appropriate, as a cumulative effect of an accounting change. Belco has not yet determined the effect of total compliance, but it is not expected to materially impact the financial statements of the Company.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

GAS BALANCING/REVENUE RECOGNITION

The Company uses the sales method to account for natural gas imbalances. Under the sales method, the Company recognizes revenues based on the amount of gas sold to purchasers, which may differ from the amounts to which the Company is entitled based on its interests in the properties. However, revenue is deferred and a liability is recorded for those properties where production sold by the Company exceeds its entitled share of remaining natural gas reserves. Gas balancing obligations as of December 31, 1999 and 1998 were not significant.

INCOME TAXES

The Company accounts for income taxes under the provisions of SFAS No.
109 -- "Accounting for Income Taxes," which provides for an asset and liability approach for accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimate, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

NET INCOME (LOSS) PER COMMON SHARE

Basic and diluted net income (loss) per common share have been computed in accordance with SFAS No. 128, "Earnings Per Share," which the Company adopted at year end 1997. Net income per share amounts for prior periods have been restated to conform with the provisions of the new standard. Basic net income per common share is computed by dividing income available to common shareholders, after the payment of dividends to preferred stockholders, by the weighted average number of common shares outstanding for the periods. Diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Calculations of basic and diluted net income (loss) per common share are illustrated in Note 12.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimated fair value of oil and gas commodity price risk management contracts and the estimate of proved oil and gas reserve volumes and the related discounted future net cash flows therefrom (See Notes 7 and 14).

NOTE 3 -- ACQUISITION OF CODA ENERGY, INC.

On November 26, 1997, Belco completed the Merger (the "Merger") of its subsidiary Belco Acquisition Sub, Inc. ("Belco Sub"), a Delaware corporation with and into Coda Energy, Inc., a Delaware corporation. The Merger was effected pursuant to the terms of an Agreement and Plan of Merger, dated as of October 31, 1997, by and among Belco, Belco Sub and Coda. In connection with the Merger, Belco paid $324 million, including $214 million in cash, assumption of $110 million in debt (face value), and the issuance of warrants to purchase 1,666,667 shares of common stock, par value $0.01 per share, of Belco (the "Belco Common Stock") to the holders of the outstanding common stock, preferred stock and options to purchase common stock of Coda. The warrants are exercisable for a period of three years commencing on November 26, 1998 at an exercise price of $27.50 per share. The warrant exercise price

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES
and the number of shares of Belco Common Stock that may be issued pursuant to the exercise of the warrants will be adjusted to prevent dilution in the event of stock splits, stock dividends and certain other events affecting the capital structure of Belco.

The acquisition of Coda has been accounted for using the purchase method of accounting and has been included in the financial statements of the Company since the date of acquisition. The purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values on the date of acquisition as follows (in thousands):

Value of proved and unproved oil and gas properties
  acquired..................................................  $ 437,431
Value of building and other assets acquired.................      6,470
Working capital acquired, net...............................      5,534
Assumed deferred tax liability..............................   (101,616)
Long-term debt assumed......................................   (117,090)
Transaction costs and other.................................     (5,833)
Issuance of warrants........................................    (10,000)
                                                              ---------
          Net cash paid, including capital contributed......  $ 214,896
                                                              =========

NOTE 4 -- LONG TERM DEBT

Long term debt consists of the following at December 31, 1999 and 1998 (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Revolving credit facility due 2002..........................  $ 42,000   $ 29,500
8 7/8% Senior Subordinated Notes due 2007...................   150,000    150,000
10 1/2% Senior Subordinated Notes due 2006, including
  premium totaling approximately $5.7 and $6.5 million for
  1999 and 1998, respectively...............................   114,744    115,490
                                                              --------   --------
          Total Debt........................................   306,744    294,990
Less: Current maturities....................................        --         --
                                                              --------   --------
Long term debt..............................................  $306,744   $294,990
                                                              ========   ========

In September, 1997 the Company entered into a five-year $150 million Credit Agreement dated September 23, 1997 (as amended, the "Credit Facility") with The Chase Manhattan Bank, N.A., as administrative agent (the "Agent") and other lending institutions (the "Banks"). The Credit Facility provides for an aggregate principal amount of revolving loans of up to the lesser of $150 million or the Borrowing Base (as defined) as in effect from time to time, which includes a subfacility from the Agent for letters of credit of up to $25 million. The Borrowing Base at December 31, 1999 was set at $150 million with $42.0 million advanced to the Company at that date. The borrowing base is redetermined by the Agent and the Banks semi-annually, determined solely at their discretion, predicated on the Company's oil and gas reserve value. In addition, the Company may request two additional redeterminations and the Banks may request one additional redetermination per year. During 1999, the Credit Facility weighted average interest rate was approximately 6.0%.

Indebtedness of the Company under the Credit Facility is secured by a pledge of the capital stock of each of the Company's material subsidiaries. Covenants contained in the Credit Facility require the Company to maintain a minimum Interest Coverage Ratio, Current Ratio and Leverage Ratio (Indebtedness to EBITDA). The Company and its subsidiaries may not incur any indebtedness other than indebtedness falling within the enumerated exceptions contained in the Credit Facility. In addition, the Company's

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES
various debt instruments contain certain restrictive covenants that, among other things, limit the ability of the Company to pay dividends.

Indebtedness under the Credit Facility bears interest at a floating rate based (at the Company's option) upon (i) the ABR (as defined below) with respect to ABR Loans or (ii) the Eurodollar Rate for one, two, three or six months (or nine or twelve months if available to the Banks) with respect to Eurodollar Loans, plus the Applicable Margin. The ABR is the greater of (i) the Prime Rate, (ii) the Base CD Rate plus 1% or (iii) the Federal Funds Effective Rate plus 0.50%. The Applicable Margin for Eurodollar Loans varies from 0.50% to 0.875% depending on the Borrowing Base usage. Borrowing Base usage is determined by a ratio of
(i) outstanding Loans and letters of credit to (ii) the then effective Borrowing Base. Interest on ABR Loans will be payable quarterly in arrears and interest on Eurodollar Loans is payable on the last day of the interest period therefore and, if longer than three months, at three month intervals.

The Company is required to pay to the Banks a commitment fee based on the committed undrawn amount of the lesser of the aggregate commitments or the then effective Borrowing Base during a quarterly period equal to a percent that varies from 0.20% to 0.30% depending on the Borrowing Base usage.

In September 1997, the Company issued $150 million of the 8 7/8% Notes. Interest accrues at the rate of 8 7/8% per annum and is payable semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 1998. The
8 7/8% Notes mature on September 15, 2007 unless previously redeemed. Except under limited circumstances, the 8 7/8% Notes are not redeemable at the Company's option prior to September 15, 2002. Thereafter, the 8 7/8% Notes will be subject to redemption at the option of the Company, in whole or in part, at specified redemption prices, plus accrued and unpaid interest, if any, thereon to the applicable redemption date. In addition, upon a change of control (as defined in the indenture pursuant to which the 8 7/8% Notes were issued (the
"8 7/8% Indenture")) the Company is required to offer and redeem the 8 7/8% Notes for cash at 101% of the principal amount, plus accrued and unpaid interest, if any, thereon to the applicable date of repurchase.

The 8 7/8% Notes are general unsecured obligations of the Company and are subordinated in right of payment to all existing and future senior debt (as defined in the 8 7/8% Indenture) of the Company, which includes borrowings under the Credit Facility described above. The 8 7/8% Notes rank pari passu in right of payment with any existing or future senior subordinated debt of the Company and rank senior in right of payment to all other subordinated indebtedness of the Company.

As of December 31, 1999, the Company had outstanding $109 million face value of the 10 1/2% Notes. The debt was assumed in connection with the acquisition of Coda in 1997 and was recorded at $117.1 million, including premium, reflecting the fair value at the date of acquisition. The 10 1/2% Notes bear interest at an annual rate of 10 1/2% payable semiannually in arrears on April 1 and October 1 of each year. The Notes are general, unsecured obligations of the Company, are subordinated in right of payment to all Senior Debt (as defined in the Indenture governing the 10 1/2% Notes) of the Company, and are senior in right of payment to all future subordinated debt of the Company. On February 25, 1998, the Company merged Coda into Belco and Belco assumed the obligations under the Coda Indenture. Effective with the merger, the 10 1/2% Notes became pari passu in right of payment with the 8 7/8% Notes.

The 10 1/2% Notes were issued pursuant to an Indenture, which contains certain covenants that, among other things, limit the ability of Coda and its restricted subsidiaries (as defined in the Indenture) to incur additional indebtedness and issue Disqualified Stock (as defined in the Indenture), pay dividends, make distributions, make investments, make certain other restricted payments, enter into certain transactions with affiliates, dispose of certain assets, incur liens securing pari passu or subordinated indebtedness of the Company and engage in mergers and consolidations.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

The 10 1/2% Notes are not redeemable by the Company prior to April 1, 2001. After April 1, 2001, the 10 1/2% Notes will be subject to redemption at the option of the Company, in whole or in part, at the redemption prices set forth in the Indenture, plus accrued and unpaid interest thereon to the applicable redemption date.

In December 1997, the Company entered into two interest rate swap agreements converting two fixed rate obligations to floating rate obligations. The first agreement covers $100 million of 8 7/8% long-term debt (comparable to the interest rate on the 8 7/8% Notes) and obligates the Company to pay an initial rate of 8.175% through September 15, 1998. Thereafter, the rate is redetermined at each six month period through September 15, 2007. The floating rates are capped at 8 7/8% through September 15, 2001 and at 10% from March 15, 2002 through September 15, 2007. The second agreement covers $110 million of 10 1/2% long-term debt (comparable to the interest rate on the 10 1/2% Notes) and obligates the Company to pay an initial rate of 9.8881% through April 1, 1998. Thereafter, the rate is redetermined at each six month period through 2003. Floating rates on this agreement are capped at 10 1/2% through October 1, 1999 and 11.625% from April 1, 2000 through April 1, 2003.

NOTE 5 -- RELATED-PARTY TRANSACTIONS

The Company's executive offices are leased from its Chairman and approximately $250,000 was paid under such lease in 1999, 1998 and 1997. Management believes the fee compares favorably to the terms which might have been available from a non-affiliated party.

Certain employees of the Company had an ownership interest in certain oil and gas properties held by the Company as of December 31, 1995. The Company had receivables of $753,000 and $775,000 as of December 31, 1999 and 1998, respectively, and related to amounts loaned to employees in connection with purchases of oil and gas interests from such employees. The notes receivable have been recorded as a reduction of equity in the consolidated balance sheets, as such interests were exchanged for Common Stock in the Combination (See Note
1).

NOTE 6 -- INCOME TAXES

Total provision (benefit) for income taxes consists of the following:

                                                          YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1999       1998       1997
                                                        -------   --------   --------
                                                               (IN THOUSANDS)
Current:
  Federal(1)..........................................  $(6,661)  $     20   $   (192)
  State...............................................      225         87        373
                                                        -------   --------   --------
                                                         (6,436)       107        181
Deferred:(1)..........................................    1,805    (78,214)   (31,536)
                                                        -------   --------   --------
          Total income tax provision (benefit)........  $(4,631)  $(78,107)  $(31,355)
                                                        =======   ========   ========

---------------------------

(1) The 1999 federal income tax amount reflects a tax benefit of $6.7 million for which a refund claim was filed in late 1999. Accordingly, this amount was recorded as an income tax refund receivable as of December 31, 1999. The refund was received in January 2000.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

The differences between the statutory federal income taxes and the Company's effective taxes is summarized as follows (in thousands):

                                                          YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1999       1998       1997
                                                        -------   --------   --------
Statutory federal income taxes........................  $(4,631)  $(78,982)  $(30,892)
State income tax, net of federal benefit..............      146         57        242
Section 29 tax credits................................       --         --       (850)
Capital loss valuation allowance......................     (161)       875         --
Other.................................................       15        (57)       145
                                                        -------   --------   --------
Provision (benefit) for income taxes..................  $(4,631)  $(78,107)  $(31,355)
                                                        =======   ========   ========

The principal components of the Company's net deferred income tax liability are as follows:

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Deferred income tax assets:
  Commodity price risk management activities................  $     --   $  3,940
  Net operating loss........................................    21,416     12,092
  Capital loss..............................................     4,495      5,055
  Other.....................................................     8,095      5,983
                                                              --------   --------
                                                              $ 34,006   $ 27,070
                                                              --------   --------
Deferred income tax liabilities:
  Depreciation, depletion and amortization..................  $(60,834)  $(55,369)
  Commodity price risk management activities................    (1,875)        --
  Other.....................................................    (4,221)    (2,659)
                                                              --------   --------
                                                               (66,930)   (58,028)
Valuation allowance.........................................      (714)      (875)
                                                              --------   --------
          Net deferred income tax liability.................  $(33,638)  $(31,833)
                                                              ========   ========

As a result of the acquisition of Coda, the Company succeeded to net operating loss carryforwards ("NOLs") for income tax purposes that expire from 2000 through 2004. Due to a change of ownership (as defined by the Tax Return Act of 1986) which occurred prior to the acquisition by the Company, the utilization of the Coda NOLs is severely restricted. At December 31, 1999, the Company estimates that approximately $12.4 million of the Coda NOLs is available to offset future income. For the year ended December 31, 1999, the Company generated an NOL of approximately $48.8 million which can be carried forward from 2000 to 2020. In addition to the NOLs, at December 31, 1999, the Company has approximately $12.8 million of capital loss carry forwards which may be used to offset capital gains realized over the next four years. A valuation allowance of $2.0 million was established against the capital loss carryforward since this amount is not expected to meet the realization test. The Company also has $0.6 million of alternative minimum tax ("AMT") credit carryovers. AMT credits may be carried forward indefinitely.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

SECTION 29 TAX CREDIT

The natural gas production from wells drilled on certain of the Company's properties in the Moxa Arch Trend and Golden Trend Field qualifies for the
Section 29 Tax Credit. The Section 29 Tax Credit is an income tax credit against regular federal income tax liability with respect to sales of the Company's production of natural gas produced from tight gas sand formations, subject to a number of limitations. Fuels qualifying for the Section 29 Tax Credit must be produced from a well drilled or a facility placed in service after November 5, 1990 and before January 1, 1993, and be sold before January 1, 2003.

The basic credit, which is currently approximately $0.52 per MMBtu of natural gas produced from tight sand reservoirs and approximately $1.06 per MMBtu of natural gas produced from Devonian Shale, is computed by reference to the price of crude oil and is phased out as the price of oil exceeds $23.50 in 1979 dollars (as adjusted for inflation) with complete phaseout if such price exceeds $29.50 in 1979 dollars (as adjusted for inflation). Under this formula, the commencement of phaseout would be triggered if the average price for crude oil rose above approximately $48 per Bbl in current dollars. The Company estimates that it generated approximately $0.6 million of Section 29 Tax Credits in 1999. The Section 29 Tax Credit may not be credited against the alternative minimum tax, but under certain circumstances may be carried over and applied against regular tax liability in future years. Therefore, no assurances can be given that the Company's Section 29 Tax Credits will reduce its federal income tax liability in any particular year. As production from qualified wells decline, the produced based tax credit will also decline.

TEXAS SEVERANCE TAX ABATEMENT

Production from natural gas wells that have been certified as tight formations or deep wells by the Texas Railroad Commission ("high cost gas wells") and that are spudded or completed during the period from May 24, 1989 to September 1, 1996 qualify for an exemption from the 7.5% severance tax in Texas on natural gas and natural gas liquids produced by such wells prior to August 31, 2001. The natural gas production from wells drilled on certain of the Company's properties in the Austin Chalk area qualify for this tax reduction. In addition, high cost gas wells that are spudded or completed during the period from September 1, 1996 to August 31, 2002 are entitled to receive a severance tax reduction upon obtaining a high cost gas certification from the Texas Railroad Commission within 180 days after first production. The tax reduction is based on a formula composed of the statewide "median" (as determined by the State of Texas from producer reports) and the producer's actual drilling and completion costs. More expensive wells will receive a greater amount of tax credit. This tax rate reduction remains in effect for 10 years or until the aggregate tax credits received equal 50% of the total drilling and completion costs. The reduction in severance taxes for such wells is reflected as a reduction in oil and gas operating expenses and an increase in the standardized measure of discounted future net cash flows relating to proved oil and gas reserves (See Note 14).

NOTE 7 -- COMMODITY PRICE RISK MANAGEMENT ACTIVITIES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

OIL AND GAS HEDGING TRANSACTIONS

With the objective of achieving more predictable revenues and cash flows and reducing the exposure to fluctuations in gas and oil prices, the Company has entered into hedging transactions of various kinds with respect to both gas and oil. While the use of these hedging arrangements limits the downside risk of adverse price movements, it may also limit future revenues from favorable price movements. As of December 31, 1999, the Company had entered into hedging transactions with respect to a significant portion of its estimated oil production for 2000 and approximately 50% of its estimated natural gas production. Similar transactions were entered into covering lower quantities of its estimated production for

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES
the years 2001-2002. The Company continues to evaluate whether to enter into additional hedging transactions for future years. In addition, the Company may determine from time to time to terminate its then existing hedging positions if market conditions warrant.

The following table and notes thereto cover the Company's pricing and notional volumes on open natural gas and oil commodity hedges as of December 31, 1999:

                                                               PRODUCTION PERIODS
                                                           --------------------------
                                                            2000      2001     TOTAL
                                                           -------   ------   -------
Gas --
  Price swaps -- receive fixed price (thousand
     MMBtu)(1)(5)........................................    4,890       --     4,890
     Average price, per MMBtu............................  $  2.29       --   $  2.29
  Collars and options (thousand MMBtu)(2)................   12,785    9,125    21,910
     Average floor price, per MMBtu......................  $  1.47   $ 1.91   $  1.63
     Average ceiling price, per MMBtu....................  $  2.62   $ 2.85   $  2.73
  Price swaps -- pay fixed price (thousand MMBtu)(3).....      310       --       310
     Average price, per MMBtu............................  $  2.81       --   $  2.81
  Basis swaps (thousand MMBtu)(4)........................    7,320       --     7,320
  Average basis differential, per MMBtu..................  $ (0.49)      --   $ (0.49)
Oil --
  Price swaps -- receive fixed price (MBbls)(1)(3)(7)....      610      268       878
     Average price, per Bbl..............................  $ 18.81   $17.99   $ 18.56
  Collars and options (MBbls)(2)(6)......................      959      184     1,143
     Average floor price, per Bbl........................  $ 16.95   $17.71   $ 17.06
     Average ceiling price, per Bbl......................  $ 19.81   $20.90   $ 19.99

---------------------------

(1) For any particular swap transaction, the counterparty is required to make a payment to the Company in the event that the NYMEX Reference Price for any settlement period is less than the swap price for such hedge, and the Company is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is greater than the swap price for such hedge.

(2) For any particular collar transaction, the counterparty is required to make a payment to the Company if the average NYMEX Reference Price for the reference period is below the floor price for such transaction, and the Company is required to make payment to the counterparty if the average NYMEX Reference Price is above the ceiling price for such transaction.

(3) In order to close certain commodity price hedge positions, the Company entered into various swap positions where the Company is the fixed-price payer on the swap. In these transactions, the counterparty is required to make a payment to the Company in the event that the NYMEX Reference Price for any settlement period is greater than the swap price, and the Company is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is less than the swap price.

(4) The Company sells its Wyoming gas at prices based on the Northwest Pipeline Rocky Mountain Index and has entered into basis swaps that require the counterparty to make a payment to the Company in the event that the NYMEX Reference Price per MMBtu for a reference period exceeds the Northwest Pipeline Rocky Mountain Index Price by more than a stated differential and requires the Company to make a payment to the counterparty in the event that the NYMEX Reference Price exceeds the Northwest Pipeline Rocky Mountain Index Price by less than a stated differential (or in the event that the Northwest Pipeline Rocky Mountain Index Price is greater than the NYMEX Reference Price).

(5) Does not include 920, 19,155 and 3,650 thousand MMBtu of swaps in 2000 through 2002, respectively, that are extendable at the election of the counterparty.

(6) Does not include 108 and 13 MBbls of collars in 2001 and 2002, respectively, that are extendable at the election of the counterparty.

(7) Does not include 333, 840, 966, 590 and 31 thousand Bbls of swaps in 2000 through 2004, respectively, that are extendable at the option of the counterparty.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

All of the above transactions were carried out in the over-the-counter market, and not on the NYMEX. These financial counterparties all have at least an investment grade credit rating. All of these transactions provide solely for financial settlements related to closing prices on the NYMEX.

A realized hedging gain (loss) of $3.9 million, $1.9 million and $(13.1) million for 1999, 1998 and 1997, respectively, was included in Commodity Price Risk Management revenues. As of December 31, 1999 and 1998, the Company had no accrued liabilities settled derivative contracts. These amounts are included in Price Risk Management activities as assets or liabilities as appropriate.

NON-HEDGING TRANSACTIONS

As described in Note 2, the Company uses the mark-to-market method of accounting for instruments that do not qualify for hedge accounting. The 1999 results of operations included an aggregate pre-tax loss of $33.8 million related to these activities which included (1) net premiums received totaling $248,000 and (2) the unrealized loss resulting from net change in the value of the Company's market-to-market portfolio of price risk management activities for the year ended December 31, 1999 of $34.1 million, all included in Commodity Price Risk Management revenues. At December 31, 1999, the Company's consolidated balance sheet reflects $3.0 million and $26.0 million of price risk management assets and liabilities, respectively.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

The following table and notes thereto cover the Company's pricing and notional volumes on open natural gas and oil financial instruments at December 31, 1999, that do not qualify for hedge accounting:

                                                           PRODUCTION PERIODS
                                               -------------------------------------------
                                                2000     2001     2002     2003     TOTAL
                                               ------   ------   ------   ------   -------
Gas --
  Calls bought (thousand MMBtu)(2)...........   2,120       --       --       --     2,120
     Average price, per MMBtu................  $ 2.98       --       --       --   $  2.98
  Calls Sold (thousand MMBtu)(2).............   7,320    7,300       --       --    14,620
     Average price, per MMBtu................  $ 2.78   $ 3.23       --       --   $  3.00
  Puts Sold (thousand MMBtu)(2)..............   3,620       --       --       --     3,620
     Average price, per MMBtu................  $ 2.28       --       --       --   $  2.28
  Price Swaps -- receive fixed price
     (thousand MBbls)(3)(4)..................   7,320    3,650       --       --    10,970
     Average price, per MMBtu................  $ 2.30   $ 2.51       --       --   $  2.37
Oil --
  Straddles (MBbls)(1).......................      25       --       --       --        25
     Average price, per Bbl..................  $17.48       --       --       --   $ 17.48
  Price Swaps -- pay fixed price (thousand
     MMBtu)..................................      45       --       --       --        45
     Average price, per MMBtu................  $22.65       --       --       --   $ 22.65
  Price Swaps -- receive fixed price
     (MBbls)(3)(5)...........................   1,051      151       13       --     1,215
     Average price, per Bbl..................  $19.27   $17.72   $17.25       --   $ 19.06
  Calls Bought (MBbls)(2)....................     150       --       --       --       150
     Average price, per Bbl..................  $19.00       --       --       --   $ 19.00
  Calls Sold (MBbls)(2)......................   2,148      996      714       75     3,933
     Average price, per Bbl..................  $20.06   $20.05   $21.86   $22.00   $ 20.42
  Puts Sold (MBbls)(2).......................     986      199       19       --     1,204
     Average price, per Bbl..................  $18.70   $15.81   $16.00       --   $ 18.18
  Puts Bought (MBbls)(2).....................     404       38       --       --       442
     Average price, per Bbl..................  $17.82   $17.17       --       --   $ 17.76

---------------------------

(1) A straddle is a combination of a put sold and a call sold at the same strike price. The Company is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is greater than the ceiling price or less than the floor price. The Company receives a significant premium upon entering into such contract.

(2) Calls sold or puts sold under written option contracts, in return for a premium received by the Company upon initiation of the contract. The Company is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is greater than the price of the call sold, or less than the price of the put sold. Conversely, calls or puts bought in return for the Company's payment of a premium or require the counterparty to make a payment to the company in the event that the NYMEX Reference Price on any settlement period is greater than the call price or less than the put price.

(3) For any particular swap transaction, the counterparty is required to make a payment to the Company in the event that the NYMEX Reference Price for any settlement period is less than the swap price for such instrument and the Company is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is greater than the swap price for such instrument. All of these swaps listed will double the volumes swapped when the NYMEX Reference Price is above the swap price for such instrument.

(4) Does not include 3,660 thousand MMBtu of gas swap which have tiered pricing at which the swap is canceled when the NYMEX Reference Price falls below $1.80 per MMBtu. The volume doubles when the NYMEX Reference Price rises above $2.90 per MMBtu.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

(5) Does not include 341 and 38 MBbls of oil swaps for 2000 and 2001, respectively, which have tiered pricing at which the swap is canceled when the NYMEX Reference Price falls below $16.50 per Bbl as to 52% of the volumes and $18.00 for the remaining volume.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1999 and 1998. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                 DECEMBER 31, 1999     DECEMBER 31, 1998
                                                -------------------   -------------------
                                                CARRYING     FAIR     CARRYING     FAIR
                                                 AMOUNT     VALUE      AMOUNT     VALUE
                                                --------   --------   --------   --------
                                                             (IN THOUSANDS)
Cash and cash equivalents.....................  $  2,105   $  2,105   $  2,435   $  2,435
Long-term debt................................   306,744    296,323    294,990    277,180
Interest rate swaps...........................        --     (6,549)        --        196
Oil and gas commodity -- Hedges...............        --     (8,603)        --      4,584
                      -- Non-hedges...........   (23,066)   (23,066)    11,028     14,368

The carrying values of trade receivables and trade payables included in the accompanying consolidated balance sheets approximated market value at December 31, 1999 and 1998. The following methods and assumptions were used to estimate the fair value of the financial instruments summarized in the above table.

CASH AND CASH EQUIVALENTS

The carrying amounts approximate fair value because of the short maturity of those instruments.

MARKETABLE EQUITY SECURITIES

In June 1997 the Company purchased 2,940,000 shares of common stock of Hugoton Energy Corp. ("Hugoton") at $10.50 per share for a total investment of $30.9 million. At December 31, 1997 a non-cash investment valuation provision in the amount of $2 million was charged to stockholder's equity to reflect the value of this investment at that date. In March 1998, Hugoton was acquired by Chesapeake Energy Corporation ("CHK"). In the merger each share of Hugoton common stock was converted into 1.3 shares of CHK common stock. During 1998 the Company disposed of its holdings in CHK and realized a loss of $14.4 million.

On June 12, 1998, the Company, through its wholly-owned Canadian subsidiary, purchased approximately $10.5 million of 5% Convertible Preferred Stock of Big Bear Exploration, Ltd. ("Big Bear"), a Canadian oil and gas company, at approximately $0.85 per share with each share convertible into one common share of Big Bear. Through a subsequent restructuring agreement, Belco's preferred stock holdings were converted to common stock and then subject to an 11:1 reverse stock split. As a result of the aforementioned transactions, Belco became the owner of 1,948,052 common shares or approximately 4.6% ownership in Big Bear. The substantial decline in the market value of Big Bear securities at year-end 1999 and 1998 required the Company to record $0.45 and $9.7 million in impairment provisions, respectively.

In January 2000, shareholders of Big Bear approved its acquisition by AVID Oil & Gas, Ltd. ("AVID"), a Canadian based energy company providing for Big Bear shareholders to receive 1 share of AVID common stock for every 15 common shares of Big Bear. As a result of the transaction described above, the

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

Company currently owns 129,870 shares of Avid with an approximate market value of $190,000 (US) as of December 31, 1999.

LONG-TERM DEBT

The fair value of the Company's revolving credit facility debt of $42.0 million is assumed to be the same as the carrying value because the interest rate is variable and is reflective of market rates. The fair value of the 10 1/2% Notes is based upon the quoted market prices for that issue. The fair value of the 8 7/8% Notes is based upon estimates provided to the Company by independent banking firms.

INTEREST RATE SWAPS AND OIL AND GAS COMMODITY FINANCIAL INSTRUMENTS

The estimated fair values of interest rate swaps and oil and gas commodity financial instruments have been provided by responsible third parties and determined by using available market data and applying certain valuation methodologies. In some cases, quotes of termination values were available. Judgment is usually required in interpreting market data, and the use of different market assumptions or estimation methodologies could result in different estimates of fair value.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

FUTURE CONTINGENCIES RELATED TO THE MOXA ARCH PROGRAMS

From 1992 to 1994, the Company established three Moxa Arch investment programs: the 1992 Moxa Arch Drilling Program, the 1993 Moxa Arch Drilling Program, and the Moxa Arch 1992 Offset Drilling Program. The Programs were established to develop certain drilling prospects acquired as a result of a farmout agreement with Amoco Production Company and others. The Company offered certain qualified investors (the Investors) the opportunity to invest in the prospects through participation in the Programs. Through October 30, 1996, the Company owned approximately 55.20 percent of the 1992 Moxa Arch Drilling Program, 32.45 percent of the 1993 Moxa Arch Drilling Program, and 58.21 percent of the Moxa Arch 1992 Offset Drilling Program. On October 31, 1996 the Company purchased from certain third-party investors interests (the "Acquired Interests") in the Belco Oil & Gas Corp. 1992, 1993 and 1992 Offset Moxa Arch Drilling Programs. The effective date of the purchase was October 31, 1996 for financial reporting purposes. The Acquired Interests represent incremental working interests in the Company's natural gas wells in the Moxa Arch trend located in Lincoln, Sweetwater and Uinta Counties, Wyoming. The Company paid aggregate cash consideration of $9.9 million plus an 80% participation in potential natural gas price increases (net of incremental production costs) associated with production from the wells through July 31, 1999 (the "Price Participation Right"). In November 1999, pursuant to the 80% Price Participation Right provision the Company paid out $2.3 million to former third party investors in the Moxa Program. After the purchase, the Company's interest in these programs was increased to 81.5% of the 1992 Moxa Arch Drilling Program, 74.0% of the 1993 Moxa Arch Drilling Program, 80.5% of the Moxa Arch 1992 Offset Drilling Program, and 74% of the Moxa Arch 1993 Offset Drilling Program. The transaction was accounted for using the purchase method of accounting.

The remaining third-party investors in the Programs may "put" their interest to Belco annually through 2003, based upon a valuation by a nationally recognized independent petroleum engineering firm of the discounted net present value of the future net revenues from production of proved reserves attributable to the interests. The put amount is to be calculated based upon certain specified parameters including prices, discount factors and reserve life. No investor under the Programs exercised the put right through December 31, 1999. The Company is not obligated to repurchase in any one calendar year more than 30% of the interests originally acquired by the program investors (including, for purposes of this calculation, the Company's interest). The Company's purchase price under the put right has not been calculated given that no investors have exercised such right. However, using reserve values presented in Note 14, Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (SEC basis

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES
using year end prices and a 10% discount rate), the maximum purchase price if all remaining investors exercised the put option would not be material to the Company as of December 31, 1999.

LEASE COMMITMENTS

At December 31, 1999, the Company had operating leases covering office space. Minimum rental commitments under operating leases are $44,000 for the year 2000. For the years ended December 31, 1999, 1998 and 1997, total rental expense was approximately $316,000, $512,000 and $438,000, respectively.

LEGAL PROCEEDINGS

The Company is a named defendant in routine litigation incidental to its business. While the ultimate results of these proceedings cannot be predicted with certainty, the Company does not believe that the outcome of these matters will have a material adverse effect on the Company.

ENVIRONMENTAL MATTERS

The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment, which have become increasingly stringent. The Company believes its current operations are in material compliance with current environmental laws and regulations. There are no material environmental claims pending or, to the Company's knowledge, threatened against the Company. There can be no assurance, however, that current regulatory requirements will not change, currently unforeseen environmental incidents will not occur or past noncompliance with environmental laws will not be discovered on the Company's properties.

NOTE 9 -- CASH FLOW INFORMATION

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                            FOR YEAR ENDED DECEMBER 31,
                                                           -----------------------------
                                                             1999       1998      1997
                                                           --------   --------   -------
                                                                  (IN THOUSANDS)
Cash paid (received) during the year for:
  Interest, including amounts capitalized................  $26,823    $26,139    $  307
  Income and other taxes, net of (refunds)...............      487       (788)    1,345

In November 1997, the company acquired Coda for cash, warrants and the assumption of certain liabilities. See Note 3.

NOTE 10 -- CUSTOMER INFORMATION

CONCENTRATIONS OF CREDIT RISK

The Company's revenues are derived from uncollateralized sales to customers in the oil and gas industry. The concentration of credit risk in a single industry affects the Company's overall exposure. The Company has not experienced significant credit losses on such sales.

MAJOR CUSTOMERS

Oil and gas sales for 1999 include $26.6 million, $16.1 million, $14.1 million and $11.9 million in revenues received from four customers. Also, 1999 revenues included net losses in the amount of $33.8 million related to Commodity Price Risk Management Activities. Oil and gas sales for 1998 include $28.9 million

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES
and $16.9 million in revenues received from two customers. Also, 1998 revenues include Commodity Price Risk Management net gains totaling $24.8 million. Oil and gas sales for 1997 include $40.6 million, $27.9 million and $25.5 million in revenues received from three customers and Commodity Price Risk Management net losses of $6.5 million. No other customers individually accounted for 10 percent or more of revenues.

NOTE 11 -- EMPLOYEE BENEFIT PLANS

RETIREMENT PLAN

The Company provides a 401(k) and savings plan for all its full-time employees. The plan qualifies under Section 401(k) of the Internal Revenue Code as a salary reduction plan. Under the plan, but subject to certain limitations imposed under the Internal Revenue Code, eligible employees are permitted to (a) defer receipt of up to 15 percent of their compensation on a pre-tax basis (salary deferral contributions) or (b) contribute up to 10 percent of their compensation to the plan on an after-tax basis. The plan provides for a Company matching contribution in an amount equal to 50 percent (75% for employees with more than three years of service) of a participant's salary deferral contributions that are not in excess of 6 percent of such participant's compensation. The plan also permits the Company, in its sole discretion, to make a contribution that is allocated on the last day of each calendar year to certain eligible participants. Company matching and discretionary contributions are vested over a period of five years at the rate of 20 percent per year.

During 1999, 1998 and 1997, the Company incurred contribution expenses of $378,000, $398,000 and $99,000, respectively, in connection with this plan.

NOTE 12 -- CAPITAL STOCK

On March 10, 1998 the Company completed the sale of 4.37 million shares of its 6 1/2% Convertible Preferred Stock (the "Preferred Stock"). The Preferred Stock has a liquidation preference of $25 per share and is convertible at the option of the holder into shares of the Company's Common Stock at an initial conversion rate of 1.1292 shares of Common Stock for each share of Preferred Stock, equivalent to a conversion price of $22.14 per share of Common Stock. The Company received net proceeds from the sale of the Preferred Stock of $105.1 million, which was used to pay down bank indebtedness.

In December 1998, the Company's Board of Directors (the "Board") authorized the purchase from time to time, in the open market or in privately negotiated transactions, shares of its Common Stock and 6 1/2% Convertible Preferred Stock in an aggregate amount not to exceed $10 million. This authorization was exhausted in December 1999. Subsequently, the Board authorized an additional $10 million for the purchase of additional Common and Preferred Shares.

NET INCOME (LOSS) PER COMMON SHARE

Potential common stock not included in the calculation of diluted earnings per share because to do so would have been antidilutive amounted to 7,673,000, 7,690,000 and 7,562,000 for 1999, 1998 and 1997, respectively.

STOCK INCENTIVE PLANS

On March 25, 1996, the Company adopted a Stock Incentive Plan (the Plan) under which options for shares of Belco's Common Stock may be granted to officers and employees for up to 2,250,000 shares of Common Stock. Under the Plan, options granted may either be incentive stock options or non-qualified

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES
stock options with a maximum term of 10 years and are granted at no less than the fair market of the stock at the date of grant. Options vest 20% per year until fully vested five years from the date of grant.

A separate plan has been established under which options for shares of Belco's Common Stock may be granted to non-employee directors for up to approximately 158,000 shares of Common Stock. The plan provides that each non-employee director be granted stock options for 3,000 shares annually as of the date of the Annual Meeting. The option price of shares issued is equal to the fair market value of the stock on the date of grant. All options vest 33 1/3% per year, beginning one year from date of grant, until fully vested and expire ten years after the date of grant.

A summary of the status of the Company's plans (the Plans) as of December 31, 1999 and 1998 and the changes during the years then ended is presented below:

                                                   1999                       1998
                                         ------------------------   ------------------------
                                         SHS. UNDER    WTD. AVG.    SHS. UNDER    WTD. AVG.
                                           OPTION     EXER. PRICE     OPTION     EXER. PRICE
                                         ----------   -----------   ----------   -----------
Outstanding, beginning of year.........   1,154,000     $16.25         960,500     $20.31
  Granted..............................     414,500       5.19         433,000       9.82
  Exercised............................          --         --              --         --
  Forfeited............................     (62,000)     15.00        (239,500)     19.37
                                         ----------     ------      ----------     ------
Outstanding, end of year...............   1,506,500     $13.68       1,154,000     $16.25
                                         ==========     ======      ==========     ======
Exercisable, end of year...............     432,300     $18.62         201,500     $20.24
                                         ==========     ======      ==========     ======
Available for grant, end of year.......     901,600                  1,254,100
                                         ==========                 ==========
Weighted average fair value of options
  granted during the year..............  $     2.78                 $    10.36
                                         ==========                 ==========

The following table summarizes information about stock options outstanding at December 31, 1999.

                            OPTIONS OUTSTANDING
                        ----------------------------
                                          WEIGHTED           OPTIONS EXERCISABLE
                            NUMBER         AVERAGE     -------------------------------       NUMBER
                        OUTSTANDING AT    REMAINING       WEIGHTED      EXERCISABLE AT      WEIGHTED
                         DECEMBER 31,    CONTRACTUAL      AVERAGE        DECEMBER 31,       AVERAGE
RANGE OF PRICES              1999           LIFE       EXERCISE PRICE        1999        EXERCISE PRICE
---------------         --------------   -----------   --------------   --------------   --------------
$4.88-$6.50...........     369,500          9.19           $ 4.99               --               --
$7.41-$11.00..........     389,500          8.53           $ 9.80           71,200           $ 9.99
$12.47-$17.63.........      35,000          8.34           $15.42            9,000           $14.26
$18.88-$28.13.........     709,500          7.29           $19.00          350,300           $20.42
$28.81-$29.00.........       3,000          6.58           $29.00            1,800           $29.00

As permitted by SFAS No. 123, the Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for the Plans. Had compensation costs been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's pro forma net income (loss) for calendar years 1999 and

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

1998 would have been reduced to the pro forma amounts indicated below (in thousands, except for per share amounts):

                                                                1999       1998
                                                              --------   ---------
Net Income (Loss) Available to Common Stock
  As Reported...............................................  $(15,484)  $(152,963)
  Pro Forma.................................................  $(15,886)  $(154,625)
Basic and Diluted Net Income (Loss) Per Share
  As Reported...............................................  $  (0.49)  $   (4.85)
  Pro Forma.................................................  $  (0.50)  $   (4.90)

The fair value of grants was estimated on the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions used in 1999 and 1998, respectively: risk-free interest rate of 5.43 and 5.60 percent, expected volatility of 48.3 and 49.0 percent, expected lives of 6.0 years and no dividend yield.

Under the Stock Incentive Plan, participants may be granted stock without cost (restricted stock). During 1999 and 1998, the Company granted 200,000 and 34,700 shares, respectively, of restricted stock with a weighted average fair value based on the price of the Company's stock on the date of grant of $5.09 and $15.69 per share, respectively. At December 31, 1999, 223,120 shares remained unvested, net of 17,800 shares forfeited. The weighted average fair value of shares forfeited was $18.57. The restrictions on disposition lapse 20% each year and non-vested shares must be forfeited in the event employment ceases. Unearned compensation was charged for the market value of the restricted shares at the date the shares were issued. The unearned compensation is shown as a reduction of stockholders' equity in the accompanying consolidated balance sheet and is being amortized ratably as the restrictions lapse. During 1999 and 1998, $512,000 and $344,100, respectively, was charged to costs and expenses relating to the Plan.

NOTE 13 -- SUPPLEMENTAL QUARTERLY FINANCIAL DATA (IN THOUSANDS, EXCEPT PER SHARE
           AMOUNTS):

                                                              QUARTERS
                                              ----------------------------------------
                                               FIRST      SECOND     THIRD     FOURTH
                                              --------   --------   -------   --------
                                                            (UNAUDITED)
1999
Revenues....................................  $ 24,725   $ 19,572   $15,246   $ 49,986
Costs and Expenses..........................  $ 29,666   $ 29,751   $29,830   $ 30,514
Net Income (Loss)...........................  $ (3,212)  $ (6,617)  $(9,480)  $ 10,709
Basic and Diluted Net Income (Loss) Per
  Common Share..............................  $  (0.16)  $  (0.26)  $ (0.35)  $   0.29
1998
Revenues....................................  $ 33,351   $ 37,503   $34,690   $ 45,186
Costs and Expenses..........................  $119,286   $108,879   $29,423   $118,805
Net Income (Loss)...........................  $(59,393)  $(43,846)  $ 3,439   $(47,756)
Basic and Diluted Net Income (Loss) Per
  Common Share..............................  $  (1.90)  $  (1.43)  $  0.05   $  (1.57)

The sum of the individual quarterly pro forma basic and diluted net income
(loss) per share amounts may not agree with year-to-date pro forma basic and diluted net income per share as each period's computation is based on the weighted average number of common shares outstanding during that period. In addition,

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES
certain potentially dilutive securities were not included in certain of the quarterly computations of diluted net income per common share because to do so would have been antidilutive.

NOTE 14 -- SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCING
           ACTIVITIES (UNAUDITED):

CAPITALIZED COSTS

The following table sets forth the capitalized costs and related accumulated depreciation, depletion and amortization relating to the Company's oil and gas production, exploration and development activities as of December 31, 1999 and 1998 (in thousands):

                                                                 1999         1998
                                                              ----------   ----------
Proved properties...........................................  $1,008,261   $  931,218
Unproved properties.........................................      71,075       74,935
                                                              ----------   ----------
Total capitalized costs.....................................   1,079,336    1,006,153
Less -- Accumulated depreciation, depletion and
  amortization..............................................    (619,446)    (566,613)
                                                              ----------   ----------
Net capitalized costs.......................................  $  459,890   $  439,540
                                                              ==========   ==========

COSTS NOT BEING AMORTIZED

The following table sets forth a summary of unproved oil and gas property costs not being amortized at December 31, 1999, by the year in which such costs were incurred (in thousands):

                                     1999     1998      1997     1996   1995    TOTAL
                                    ------   -------   -------   ----   ----   -------
Leasehold and seismic.............  $8,046   $ 6,128   $56,184   $177   $542   $71,077

COSTS INCURRED

The following table sets forth the costs incurred in oil and gas acquisition, exploration and development activities as of December 31, 1999, 1998 and 1997 (in thousands):

                                                         1999       1998       1997
                                                        -------   --------   --------
Property Acquisitions Costs --
  Proved(1)...........................................  $17,608   $ 56,695   $443,930
  Unproved............................................   10,390     14,414     24,226
Exploration costs.....................................   10,943     18,597     46,939
Development costs.....................................   29,576     37,969     59,571
Capitalized interest..................................    4,881      5,123      3,742
Property sales........................................     (215)    (6,292)   (13,949)
                                                        -------   --------   --------
          Total costs incurred........................  $73,183   $126,506   $564,459
                                                        =======   ========   ========

---------------------------

(1) Acquisition of proved properties in 1997 includes $437.4 million relative to the acquisition of Coda of which $50 million was allocated to unproved property costs.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

The following table sets forth revenue and direct cost information relating to the Company's oil and gas exploration and production activities as of December 31, 1999, 1998 and 1997 (in thousands):

                                                        1999       1998        1997
                                                      --------   ---------   --------
Oil and gas revenues (including commodity price risk
  management activities)............................  $105,396   $ 149,000   $123,515
Costs and expenses --
  Lease operating expenses..........................    33,683      36,969      9,365
  Production taxes..................................     5,485       3,878      3,393
  Impairment of oil and gas properties..............        --     229,000    150,000
  Depreciation, depletion and amortization..........    52,833      54,863     46,684
                                                      --------   ---------   --------
Results of operations from producing activities
  before income taxes...............................    13,395    (175,710)   (85,927)
Provision (benefit) for income taxes................     4,688     (61,498)   (30,537)
                                                      --------   ---------   --------
Results of operations from producing activities.....  $  8,707   $(114,212)  $(55,390)
                                                      ========   =========   ========
Amortization rate per Mcf equivalent, recurring.....  $   0.88   $    0.88   $   0.81
                                                      ========   =========   ========

OIL AND GAS RESERVE INFORMATION

The following summarizes the policies used by the Company in preparing the accompanying oil and gas reserves and the standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes in such standardized measure from period to period.

Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

Proved oil and gas reserve quantities and the related discounted future net cash flows (without giving effect to hedging activities) are based on estimates prepared by Miller & Lents, Ltd., independent petroleum engineers. For December 31, 1999, 1998 and 1997, approximately 83%, 83% and 94%, respectively, of the quantities of proved reserves on an Mcfe basis aggregating 84%, 92% and 96%, respectively, of the present value were estimated by Miller and Lents, Ltd. Such estimates have been prepared in accordance with guidelines established by the Securities and Exchange Commission (SEC).

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth herein represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates, and such revisions may be material. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered.

The standardized measure of discounted future net cash flows from production of proved reserves was developed by first estimating the quantities of proved reserves and the future periods during which they are expected to be produced based on year end economic conditions. The estimated future cash flows from

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES
proved reserves were then determined based on year end prices, except in those instances where fixed contracts provide for a higher or lower amount. Estimates of future cash flows applicable to oil and gas commodity hedges have been prepared by the Company and are reflected in future cash flows from proved reserves with such estimates based on prices in effect as of the date of the reserve report. Additionally, future cash flows were reduced by estimated production costs, costs to develop and produce the proved reserves, and when significant, certain abandonment costs, all based on year end economic conditions. Future net cash flows have been discounted by 10 percent in accordance with SEC guidelines.

The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of the Company's oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

Under SEC rules, companies that follow full-cost accounting methods are required to make quarterly "ceiling test" calculations. Under this test, proved oil and gas property costs may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10 percent, as adjusted for related tax effects and deferred tax reserves. Application of these rules during periods of relatively low oil and gas prices, even if of short-term duration, may result in write-downs.

            STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
                    RELATING TO PROVED OIL AND GAS RESERVES

                                                               DECEMBER 31,
                                                   ------------------------------------
                                                      1999         1998         1997
                                                   ----------   ----------   ----------
                                                              (IN THOUSANDS)
Future cash inflows(1)...........................   1,945,175   $1,215,691   $1,569,976
Future production costs..........................    (588,932)    (405,171)    (531,583)
Future development costs.........................    (110,091)     (99,342)    (100,427)
                                                   ----------   ----------   ----------
Future net inflows before income taxes(1)........   1,246,152      711,178      937,966
Discount at 10% annual rate......................    (619,610)    (350,562)    (427,562)
                                                   ----------   ----------   ----------
Discounted future net cash flows before income
  taxes..........................................     626,542      360,616      510,404
Pro forma discounted future income taxes(2)......    (161,213)      (7,457)     (84,196)
                                                   ----------   ----------   ----------
Standardized measure of discounted future net
  cash flows.....................................  $  465,329   $  353,159   $  426,208
                                                   ==========   ==========   ==========

---------------------------

(1) Oil and gas commodity hedges included in future cash inflows totaled $(8.6) million, $4.6 million and $5.9 million at December 31, 1999, 1998, and 1997, respectively, and such hedges included in discounted future net cash flows before income taxes totaled $(8.2) million, $4.3 million and $5.5 million at December 31, 1999, 1998 and 1997, respectively.

(2) The estimated undiscounted future income taxes related to future net inflows were $354.5, $32.6 and $146.4 million for the years 1999, 1998 and 1997, respectively.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

      CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
BALANCE, BEGINNING OF YEAR..................................  $353,159   $426,208   $280,573
Sales and transfers of oil and gas produced, net of
  production costs..........................................  (100,075)   (83,353)  (111,819)
Net change in sales price and production costs..............   239,549   (142,014)  (216,169)
Extensions and discoveries..................................    65,424     29,730     65,741
Purchases of minerals in place..............................    21,346     66,409    312,148
Sale of reserves in place...................................      (112)    (1,401)        --
Changes in estimated future development costs...............    33,925     21,382     32,222
Revisions in quantities.....................................    (8,841)   (39,163)    (9,099)
Accretion of discount.......................................    36,062     51,040     41,553
Other, principally revisions in estimates of timing of
  production................................................   (21,352)   (53,923)   (22,267)
Change in income taxes......................................  (153,756)    78,244     53,325
                                                              --------   --------   --------
BALANCE, END OF YEAR........................................  $465,329   $353,159   $426,208
                                                              ========   ========   ========

                          RESERVE QUANTITY INFORMATION
                                PROVED RESERVES

                                                                OIL       GAS
                                                              -------   -------
                                                              (MBbls)   (MMcf)
Balance at December 31, 1996................................   3,327    284,992
                                                              ------    -------
  Purchases of minerals in place............................  45,646     44,855
  Extensions, discoveries and other additions...............   2,004     39,248
  Revisions of previous estimates...........................   1,478    (22,200)
  Production................................................  (1,295)   (49,710)
                                                              ------    -------
Balance at December 31, 1997................................  51,160    297,185
                                                              ------    -------
  Purchases of minerals in place............................   9,800     25,903
  Extensions, discoveries and other additions...............     249     34,279
  Revisions of previous estimates...........................  (3,775)   (33,977)
  Sales of minerals in place................................    (203)      (649)
  Production................................................  (4,177)   (37,208)
                                                              ------    -------
Balance at December 31, 1998................................  53,054    285,533
                                                              ------    -------
  Purchases of minerals in place............................   1,066     20,982
  Extensions, discoveries and other additions...............   3,342     57,881
  Revisions of previous estimates...........................    (947)    (2,322)
  Sales of minerals in place................................      --       (189)
  Production................................................  (3,439)   (39,737)
                                                              ------    -------
Balance at December 31, 1999................................  53,076    322,148
                                                              ======    =======
PROVED DEVELOPED RESERVES
December 31, 1996...........................................   2,070    184,904
December 31, 1997...........................................  41,255    226,071
December 31, 1998...........................................  41,475    213,449
December 31, 1999...........................................  42,352    224,143

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

NOTE 15 -- SUBSEQUENT EVENTS (UNAUDITED)

In February 2000, the Company closed a $40.5 million acquisition of oil and gas properties expected to add approximately 2,400 BOE per day to the existing production base. The transaction was financed through additional borrowings under the Company's Revolving Credit Facility.

Due to the sustained higher oil prices subsequent to year-end, the Company expects to incur additional cash settlement costs and non-cash mark-to-market losses related to its commodity price risk management activities unless prices at March 31, 2000 decline below levels at December 31, 1999.

                             BELCO OIL & GAS CORP.

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                              SEPTEMBER 30,
                                                                  2000
                              (IN THOUSANDS,                  -------------
                             EXCEPT SHARE AND
                              PER SHARE DATA)
                                                               (UNAUDITED)
                                  ASSETS

Current Assets:
  Cash and cash equivalents.................................   $    1,276
  Accounts receivable.......................................       34,720
  Income taxes receivable...................................            -
  Assets from commodity price risk management activities....        8,893
  Commodity price risk management related funds on
    deposit.................................................        1,000
  Other current assets......................................        6,247
                                                               ----------
         Total current assets...............................       52,136
                                                               ----------
Property and Equipment:
  Oil and gas properties at cost based on full cost
    accounting --
    Proved oil and gas properties...........................    1,136,430
    Unproved oil and gas properties.........................       78,937
    Less -- Accumulated depreciation, depletion and
      amortization..........................................     (660,031)
                                                               ----------
  Net oil and gas properties................................      555,336
                                                               ----------
  Building and other equipment..............................        9,054
    Less -- Accumulated depreciation........................       (3,563)
                                                               ----------
  Net building and other equipment..........................        5,491
                                                               ----------
Other Assets................................................        5,651
                                                               ----------
         Total assets.......................................   $  618,614
                                                               ==========

                          LIABILITIES AND EQUITY
Current Liabilities:
  Accounts payable..........................................   $   23,235
  Liabilities from commodity price risk management
    activities..............................................       72,831
  Accrued interest..........................................        7,481
  Other accrued liabilities.................................       11,246
                                                               ----------
         Total current liabilities..........................      114,793
                                                               ----------
Long-term debt..............................................      374,819
Deferred income taxes.......................................       17,870
Liabilities from commodity price risk management
  Activities................................................       31,064
Stockholders' Equity:
  6 1/2% Convertible Preferred Stock, $.01 par value;
    10,000,000 shares authorized; 3,750,700 issued and
    outstanding at September 30, 2000.......................           38
  Common Stock ($.01 par value, 120,000,000 shares
    authorized; 31,805,240 shares issued at September 30,
    2000....................................................          318
  Additional paid-in capital................................      294,555
  Retained earnings (deficit)...............................     (211,116)
  Treasury Stock, 313,575 shares at September 30, 2000......       (1,921)
  Unearned compensation.....................................       (1,053)
  Notes receivable for equity interest......................         (753)
                                                               ----------
         Total stockholders' equity.........................       80,068
                                                               ----------
         Total liabilities and stockholders' equity.........   $  618,614
                                                               ==========

    The accompanying notes are an integral part of these condensed financial statements.

                             BELCO OIL & GAS CORP.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              -------------------------
                                                                 2000           1999
                                                              ----------     ----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
                                                                     (UNAUDITED)
Revenues:
  Oil and gas sales, net of cash hedging activities.........   $148,841       $104,215
  Non-hedge commodity price risk management activities cash
     settlements(a).........................................    (22,738)          (121)
  Interest and other........................................        714            675
                                                               --------       --------
          Net Revenues......................................    126,817        104,769
                                                               --------       --------
Costs and Expenses:
  Oil and gas operating expenses............................     25,427         22,162
  Production taxes..........................................     10,924          6,986
  Depreciation, depletion and amortization..................     41,666         40,259
  General and administrative................................      4,651          3,651
  Interest expenses.........................................     18,632         16,188
  Non-cash change in fair value of derivatives..............     70,614         45,225
                                                               --------       --------
          Total costs and expenses..........................    171,914        134,471
                                                               --------       --------
Income (Loss) Before Income Taxes...........................    (45,097)       (29,702)
Provision (Benefit) for Income Taxes........................    (15,784)       (10,396)
                                                               --------       --------
Net Income (Loss)...........................................    (29,313)       (19,306)
Preferred Stock Dividends...................................     (4,692)        (5,205)
                                                               --------       --------
Net Income (Loss) Applicable to Common Stock................   $(34,005)      $(24,511)
                                                               ========       ========
Net Income (Loss) Per Share of Common Stock,
  Basic and Fully Diluted...................................   $  (1.09)      $  (0.78)
                                                               ========       ========
Average Number of Common Shares Used in Computation, Basic
  and Fully Diluted.........................................     31,259         31,600
                                                               ========       ========

---------------------------

(a) Includes cash premiums received and paid.

    The accompanying notes are an integral part of these condensed financial statements.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                                        NOTES
                                          PREFERRED STOCK    COMMON STOCK     ADDITIONAL                  RETAINED    RECEIVABLE
                                          ---------------   ---------------    PAID-IN       UNEARNED     EARNINGS    FOR EQUITY
                                          SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     COMPENSATION   (DEFICIT)    INTEREST
                                          ------   ------   ------   ------   ----------   ------------   ---------   ----------
                                                                              (IN THOUSANDS)
                                                                               (UNAUDITED)
      BALANCE, DECEMBER 31, 1999........  3,985     $40     31,797    $318     $297,225      $(1,430)     $(177,111)    $(753)
                                          -----     ---     ------    ----     --------      -------      ---------     -----
      Exchanges of Preferred Stock to
        Common Stock....................   (215)     (2)        -        -       (2,394)           -              -         -
      Exercise of stock options.........      -       -         1        -            9            -              -         -
      Repurchase of Preferred Stock.....    (21)      -         -        -         (303)           -              -         -
      Restricted Stock Issued...........      -       -        10        -           49          (49)             -         -
      Restricted Stock Forfeited........      -       -        (3)       -          (31)          31              -         -
      Restricted Stock Amortized........      -       -         -        -            -          395              -         -
      Net Income (Loss).................      -       -         -        -            -            -        (29,313)        -
      Preferred Dividend Paid...........      -       -         -        -            -            -         (4,692)        -
      Treasury Stock Acquisitions.......      -       -         -        -            -            -              -         -
      Payment Received..................      -       -         -        -            -            -              -         -
                                          -----     ---     ------    ----     --------      -------      ---------     -----
      BALANCE, SEPTEMBER 30, 2000.......  3,751     $38     31,805    $318     $294,555      $(1,053)     $(211,116)    $(753)
                                          =====     ===     ======    ====     ========      =======      =========     =====
      Comprehensive Income..............

                                        TREASURY
                                      COMMON STOCK
                                    ----------------              COMPREHENSIVE
                                    SHARES   AMOUNT     TOTAL        INCOME
                                    ------   -------   --------   -------------
                                                  (IN THOUSANDS)
                                                    (UNAUDITED)
      BALANCE, DECEMBER 31, 1999..   (705)   $(4,317)  $113,972     $      -
                                     ----    -------   --------     --------
      Exchanges of Preferred Stock
        Common Stock..............    391     2,396           -            -
      Exercise of stock options...      -         -           9
      Repurchase of Preferred Stoc      -         -        (303)           -
      Restricted Stock Issued.....      -         -           -
      Restricted Stock Forfeited..      -         -           -            -
      Restricted Stock Amortized..      -         -         395            -
      Net Income (Loss)...........      -         -     (29,313)     (29,313)
      Preferred Dividend Paid.....      -         -      (4,692)           -
      Treasury Stock Acquisitions.      -         -           -            -
      Payment Received............      -         -           -            -
                                     ----    -------   --------     --------
      BALANCE, SEPTEMBER 30, 2000.   (314)   $(1,921)  $ 80,068
                                     ====    =======   ========
      Comprehensive Income........                                  $(29,313)
                                                                    ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                             BELCO OIL & GAS CORP.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                2000        1999
                                                              ---------   --------
                                                                 (IN THOUSANDS)
                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $ (29,313)  $(19,306)
  Adjustments to reconcile net income (loss) to net
     operating cash inflows --
     Depreciation, depletion and amortization...............     41,666     40,259
     Deferred tax benefit...................................    (15,784)   (10,396)
     Commodity price risk management activities.............     21,619     10,904
     Other..................................................        275        150
     Changes in operating assets and liabilities --
       Commodity price risk management......................     48,995     14,427
       Accounts receivable, oil and gas.....................     (3,279)     6,300
       Commodity price risk management funds on deposit.....     (1,000)    19,895
       Other current assets.................................     (2,558)    (5,242)
       Accounts payable and accrued liabilities.............     11,384     (2,727)
                                                              ---------   --------
          Net operating cash inflows........................     72,005     54,264
CASH FLOWS FROM INVESTING ACTIVITIES:
  Exploration and development expenditures..................    (76,729)   (34,688)
  Purchases of oil and gas properties.......................    (69,959)   (17,141)
  Proceeds from sale of oil and gas properties..............     10,658          2
  Other property additions..................................       (417)      (308)
  Sale of gas plant.........................................        317          -
  Changes in other assets...................................        143       (149)
                                                              ---------   --------
          Net investing cash outflows.......................   (135,987)   (52,284)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repurchase of bonds.......................................     (2,850)         -
  Repurchases of common stock...............................          -       (649)
  Repurchases of preferred stock............................       (303)    (1,090)
  Long-term borrowings......................................    255,700     25,500
  Long-term debt repayments.................................   (184,100)   (18,000)
  Preferred dividend paid...................................     (4,692)    (5,205)
  Credit agreement fees.....................................       (611)         -
  Other.....................................................          9          -
                                                              ---------   --------
          Net financing cash inflows........................     63,153        556
Increase (decrease) in cash and cash equivalents............       (829)     2,536
Cash and Cash Equivalents At Beginning of Period............      2,105      2,435
                                                              ---------   --------
Cash and Cash Equivalents At End of Period..................  $   1,276   $  4,971
                                                              =========   ========

    The accompanying notes are an integral part of these condensed financial statements.

                             BELCO OIL & GAS CORP.

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ACCOUNTING POLICIES

We have prepared the financial statements included herein, without audit, pursuant to the rules and regulations of the SEC. These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for the interim periods, on a basis consistent with the annual audited financial statements. All such adjustments are of a normal recurring nature. The results of operations for the interim period are not necessarily indicative of the results to be expected for an entire year. Certain information, accounting policies, and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations, although we believe that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with our Form 10-K for the calendar year 1999, which includes financial statements and notes thereto.

NOTE 2 -- USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimated fair value of oil and gas commodity price risk management contracts and the estimate of proved oil and gas reserve volumes and the related discounted future net cash flows therefrom.

NOTE 3 -- COMMODITY PRICE RISK MANAGEMENT ACTIVITIES (OR CPRM)

We periodically enter into CPRM transactions such as swaps and options in order to manage our exposure to oil and gas price volatility. Gains and losses related to hedges of our oil and gas production that qualify for hedge accounting treatment are deferred and recognized as revenues as the associated production occurs.

We use the mark-to-market method of accounting for instruments that do not qualify for hedge accounting treatment. Under mark-to-market accounting, those contracts that do not qualify for hedge accounting treatment are reflected at market value at the end of the period with resulting unrealized gains and losses recorded as assets and liabilities in the consolidated balance sheet. Under such method, changes in the market value of outstanding financial instruments are recognized as unrealized gain or loss in the period of change.

The tables and related notes set forth in this footnote and summarized below provide details about the volumes and prices of all open Belco CPRM commitments, hedge and non-hedge, as of September 30, 2000. Since most of the contracts covering a substantial portion of the committed volumes were entered into in 1997 and early 1998 when commodity prices were substantially below current commodity price levels, it is not possible to estimate future average prices to be realized given the broad ranges covering both volumes and prices committed at different points in time. A summary of committed volumes and prices by year, assuming the NYMEX forward curve reference prices for oil and gas as of September 30, 2000 is as follows:

                                                                               AVERAGE
                                                                     VOLUME    REALIZED
                                                              YEAR   PER DAY    PRICE
                                                              ----   -------   --------
Oil -- Barrels per day......................................  2000    9,848     $19.00
                                                              2001    6,082     $19.60
                                                              2002    4,930     $21.00
                                                              2003    1,479     $19.10

                                                                               AVERAGE
                                                                     VOLUME    REALIZED
                                                              YEAR   PER DAY    PRICE
                                                              ----   -------   --------
Gas -- MMBtu per day........................................  2000   70,815     $2.40
                                                              2001   85,000     $2.45
                                                              2002   35,000     $2.75
                                                              2003   10,000     $3.35

Through June 30, 2000, we reported unrealized CPRM non-cash gains or losses as a component of revenue which, in management's opinion, can materially distort the amount of actual revenues received due to the volatile nature of commodity prices. For the quarter ending September 30, 2000 and year to date, we reported unrealized CPRM non-cash gains or losses as a component of costs and expenses.

For the three months ended September 30, 2000, we recorded, as required by existing accounting rules, non-hedge CPRM losses of $30.7 million, consisting of $9.7 million in cash settlements and $21.0 million in unrealized non-cash mark-to-market losses. This compares to a $23.3 million net loss consisting of $1.0 million in cash settlements paid and $22.2 million in unrealized non-cash mark-to-market losses reported for the 1999 comparable period. For the first nine months of 2000, we recorded non-hedge CPRM losses of $93.4 million, consisting of $22.7 million in cash settlements and $70.6 million in unrealized non-cash mark-to-market losses due to substantial increases in commodity prices through September 30, 2000. For the first nine months of 1999, we recorded non-hedge CPRM losses of $45.3 million consisting of $0.1 million in cash settlements paid and $45.2 million in unrealized non-cash mark-to-market losses. Letters of credit and cash deposits in the amount of $27.5 million in favor of counterparties were outstanding at September 30, 2000 and related to unrealized non-cash mark-to-market and potential hedge losses at that date.

The following table and notes thereto cover our pricing and notional volumes on open natural gas and oil commodity hedges as of September 30, 2000:

                                                               PRODUCTION PERIODS
                                                       ----------------------------------
                                                        2000     2001      2002     2003
                                                       ------   -------   ------   ------
GAS(1):
  Price swaps sold  -- receive fixed price
     (thousand MMBtu)(2).............................   1,535       905        -      913
     Average price, per MMBtu........................  $ 2.34   $  2.30        -   $ 3.35
  Price swaps bought -- pay fixed price
     (thousand MMBtu)(3).............................    (388)   (1,825)       -        -
     Average price, per MMBtu........................  $ 3.75   $  3.80        -        -
       Sub-total -- net swap volume
          (thousand MMBtu)...........................   1,147      (920)       -        -
                                                       ------   -------   ------   ------

                                                               PRODUCTION PERIODS
                                                       ----------------------------------
                                                        2000     2001      2002     2003
                                                       ------   -------   ------   ------
  Collars (thousand MMBtu)(4)........................   3,528     9,125    5,475    2,738
     Average floor price, per MMBtu..................  $ 1.39   $  1.91   $ 2.50   $ 2.85
     Average ceiling price, per MMBtu................  $ 2.68   $  2.85   $ 3.49   $ 4.58
                                                       ------   -------   ------   ------
  Purchased options (thousand MMBtu).................  (1,150)        -        -        -
                                                       ------   -------   ------   ------
     Average ceiling (call) price....................  $ 3.29         -        -        -
  Total net hedge related gas volumes
     (thousand MMBtu)................................   3,525     8,205    5,475    3,651
                                                       ======   =======   ======   ======
OIL:
  Price swaps sold - receive fixed price
     (MBbls)(2)(3)...................................     420     1,170      660      240
     Average price, per Bbl..........................  $18.57   $ 19.54   $19.51   $19.60
  Price swaps bought -- pay fixed price
     (MBbls)(2)(3)...................................    (336)      (75)       -        -
     Average price, per Bbl..........................  $25.25   $ 28.87        -        -
       Sub-total -- net swap volumes.................      84     1,095      660      240
                                                       ------   -------   ------   ------
  Purchased collars -- (Mbbls)(4)....................     (45)        -        -        -
     Average floor price, per Bbl....................  $18.45         -        -        -
     Average ceiling price, per Bbl..................  $21.80         -        -        -
                                                       ------   -------   ------   ------
  Collars sold (MBbls)(4)............................     360       300      120        -
                                                       ------   -------   ------   ------
     Average floor price, per Bbl....................  $17.88   $ 18.30   $19.00        -
     Average ceiling price, per Bbl..................  $21.23   $ 22.12   $22.63       --
  Total net hedge related oil volumes (MBbls)........     399     1,395      780      240
                                                       ======   =======   ======   ======

---------------------------

(1) Belco sells the majority of its Wyoming gas at prices based on the Northwest Pipeline Rocky Mountain Index and has entered into basis swaps that require the counterparty to make a payment to Belco in the event that the NYMEX Reference Price per MMBtu for a reference period exceeds the Northwest Pipeline Rocky Mountain Index Price by more than a stated differential and requires Belco to make a payment to the counterparty in the event that the NYMEX Reference Price exceeds the Northwest Pipeline Rocky Mountain Index Price by less than a stated differential (or in the event that the Northwest Pipeline Rocky Mountain Index Price is greater than the NYMEX Reference Price). Natural gas volumes covered by basis transactions include 1,380 MMBtu at $0.50 and 3,650 MMBtu at $0.27 for the balance of 2000 and year 2001, respectively.

(2) For any particular swap transaction, the counterparty is required to make a payment to Belco in the event that the NYMEX Reference Price for any settlement period is less than the swap price for such hedge, and Belco is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is greater than the swap price for such hedge.

(3) In order to close certain commodity price hedge positions, Belco entered into various swap positions where Belco is the fixed-price payer on the swap. In these transactions, the counterparty is required to make a payment to Belco in the event that the NYMEX Reference Price for any settlement period is greater than the swap price, and Belco is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is less than the swap price.

(4) For any particular collar transaction, the counterparty is required to make a payment to Belco if the average NYMEX Reference Price for the reference period is below the floor price for such transaction, and Belco is required to make payment to the counterparty if the average NYMEX Reference Price is above the ceiling price for such transaction.

All of the above transactions were carried out in the over-the-counter market, and not on the NYMEX. These financial counterparties all have at least an investment grade credit rating. All of these transactions provide solely for financial settlements related to closing prices on the NYMEX.

NON-HEDGING TRANSACTIONS

We use the mark-to-market method of accounting for instruments that do not qualify for hedge accounting treatment. The first nine months of 2000 results of operations included an aggregate non-cash pre-tax loss of $70.6 million related to these activities resulting from net change in the value of Belco's market-to-market portfolio of CPRM activities. At September 30, 2000, Belco's consolidated balance sheet reflects $10.2 million and $103.9 million of CPRM assets and liabilities, respectively.

The following table and notes thereto cover Belco's pricing and notional volumes on open natural gas and oil financial instruments at September 30, 2000, that do not qualify for hedge accounting:

                                                           PRODUCTION PERIODS
                                                   -----------------------------------
                                                    2000      2001      2002     2003
                                                   -------   -------   ------   ------
GAS:
Calls bought (thousand MMBtu)(1).................   (1,380)        -        -        -
  Average price, per MMBtu.......................  $  2.97         -        -        -
Calls sold (thousand MMBtu)(1)...................    2,760     3,650    3,650        -
  Average price, per MMBtu.......................  $  2.82   $  3.23   $ 2.91        -
          Sub-total net call volume (thousand
            MMBtu)...............................    1,380     3,650    3,650        -
                                                   -------   -------   ------   ------
Price Swaps Sold -- receive fixed price (thousand
  MMBtu)(2)......................................    1,840     3,650        -        -
  Average price, per MMBtu.......................  $  2.30   $  2.51        -
Price Swaps Bought -- pay fixed price (thousand
  MMBtu)(2)......................................        -    (1,365)       -        -
  Average price, per MMBtu.......................        -   $  3.29        -        -
          Sub-total net swap volume..............    1,840     2,285        -        -
                                                   -------   -------   ------   ------
Puts Sold (thousand MMBtu)(1)....................     (230)   (1,365)       -        -
                                                   -------   -------   ------   ------
  Average price, per MMBtu.......................  $  3.79   $  3.21        -        -
Extension Swaps Sold -- receive fixed price
  (thousand MMBtu)...............................        -    18,250    3,650        -
                                                   -------   -------   ------   ------
  Average price, per MMBtu.......................        -   $  2.56   $ 2.65        -
          Total non-hedge gas volumes (thousand
            MMBtu)...............................    2,990    22,820    7,300        -
                                                   =======   =======   ======   ======
OIL:
Price Swaps Bought -- pay fixed price (MBbl).....      (90)        -        -        -
  Average price, per Bbl.........................  $ 22.10         -        -        -
Price Swaps Sold -- receive fixed price
  (MBbls)(2).....................................      105       120        -        -
  Average price, per Bbl.........................  $ 18.87   $ 17.25        -        -
          Sub-total net swap volume..............       15       120        -        -
                                                   -------   -------   ------   ------
Calls Bought (MBbls)(1)..........................        -         -        -        -
  Average price, per Bbl.........................        -         -        -        -
Calls Sold (MBbls)(1)............................      630       840      720        -
  Average price, per Bbl.........................  $ 20.12   $ 20.21   $22.00        -
          Sub-total net call volume..............      630       840      720        -
                                                   -------   -------   ------   ------
Puts Sold (MBbls)(1).............................     (228)     (255)       -        -
  Average price, per Bbl.........................  $ 21.22   $ 19.78        -        -
Puts Bought (MBbls)(1)...........................       90         -        -
  Average price, per Bbl.........................  $ 17.17         -        -        -
          Sub-total net puts volume..............     (138)     (255)       -        -
                                                   -------   -------   ------   ------
Extension Swaps Sold, receive fixed price
  (MBbls)........................................        -         -      300      300
                                                   -------   -------   ------   ------
  Average price, per Bbl.........................        -         -   $18.86   $18.86
Extension Collars Sold...........................        -       120        -        -
                                                   -------   -------   ------   ------
  Average ceiling price..........................        -   $ 20.35        -        -
  Average floor price............................        -   $ 17.50        -        -
          Total non-hedge oil volumes (MBbls)....      507       825    1,020      300
                                                   =======   =======   ======   ======

---------------------------

(1) Calls sold or puts sold under written option contracts, in return for a premium received by Belco upon initiation of the contract. Belco is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is greater than the price of the call sold, or less than the price of the put sold. Conversely, calls or puts bought in return for Belco's payment of a premium require the counterparty to make a payment to Belco in the event that the NYMEX Reference Price on any settlement period is greater than the call price or less than the put price.

(2) For any particular swap transaction, the counterparty is required to make a payment to Belco in the event that the NYMEX Reference Price for any settlement period is less than the swap price for such instrument and Belco is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is greater than the swap price for such instrument.

NOTE 4 -- CAPITAL STOCK

Through September 2000, we exchanged 213,900 shares of our 6 1/2% convertible preferred stock for 391,325 shares of our common stock. The preferred shares that were exchanged had a liquidation preference of $5.35 million.

Belco's credit facility and the indentures governing its subordinated debt restrict the payment of dividends. As a result of recording substantial unrealized non-cash mark-to-market losses required by existing accounting rules, dividends on Belco's preferred stock may be limited or prohibited by the restriction contained in Belco's 10 1/2% bond indenture. Payment of the December 2000 dividend and the March 2001 dividend on Belco's preferred stock will be permitted. Subsequent dividends will be contingent upon the sale of equity interests or sufficient net income to restore dividend payment capacity under the indenture.

  Net Income (Loss) Per Common Share

A reconciliation of the components of basic and diluted net income (loss) per common share for the three and nine months ended September 30, 2000 and 1999 is presented in the table below (in thousands, except per share amounts):

                                                THREE MONTHS ENDED     NINE MONTHS ENDED
                                                   SEPTEMBER 30,         SEPTEMBER 30,
                                                -------------------   -------------------
                                                  2000       1999       2000       1999
                                                --------   --------   --------   --------
Basic net income (loss) per share:
  Net loss....................................  $ (8,591)  $ (9,480)  $(29,313)  $(19,306)
  Less: preferred stock dividends.............    (1,540)    (1,727)    (4,692)    (5,205)
                                                --------   --------   --------   --------
Loss attributable to common stockholders......  $(10,131)  $(11,207)  $(34,005)  $(24,511)
                                                ========   ========   ========   ========
Weighted average shares of common stock
  outstanding.................................    31,427     31,600     31,259     31,600
                                                --------   --------   --------   --------
Basic net income (loss) per share.............  $  (0.32)  $  (0.35)  $  (1.09)  $  (0.78)
                                                ========   ========   ========   ========
Diluted net income (loss) per share:
  Weighted average shares of common stock
     outstanding..............................    31,427     31,600     31,259     31,600
Effect of dilutive securities:
  Preferred stock, warrants and stock
     options(1)...............................         -          -          -          -
                                                --------   --------   --------   --------
Average shares of common stock outstanding
  including dilutive securities...............    31,427     31,600     31,259     31,600
                                                ========   ========   ========   ========
Diluted net loss per share....................  $  (0.32)  $  (0.35)  $  (1.09)  $  (0.78)
                                                ========   ========   ========   ========

---------------------------

(1) Amounts are not included in the computation of diluted net loss per share because to do so would have been antidilutive.

NOTE 5 -- LONG TERM DEBT

Long term debt consists of the following at September 30, 2000 and 1999 (in thousands):

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Revolving credit facility due 2004..........................  $113,600   $ 42,000
8 7/8% Senior Subordinated Notes due 2007...................   147,000    150,000
10 1/2% Senior Subordinated Notes due 2006, including
  premium totaling approximately $5.7 and $6.5 million for
  2000 and 1999, respectively...............................   114,219    114,744
                                                              --------   --------
          Total Debt........................................   374,819    306,744
Less: Current maturities....................................         -          -
                                                              --------   --------
Long term debt..............................................  $374,819   $306,744
                                                              ========   ========

As of September 30, 2000, Belco's effective interest rate on the outstanding balance of $113.6 million on its line of credit was approximately 8.25% per annum.

Belco's outstanding letters of credit totaled $26.5 million at September 30, 2000.

Total interest cash expense paid for the nine months ended September 30, 2000 was approximately $23.3 million of which $5.2 million was capitalized.

PROSPECTUS

                             BELCO OIL & GAS CORP.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
--------------------------------------------------------------------------------
Belco Oil & Gas Corp. ("Belco" or the "Company") may offer and sell from time to time, (i) unsecured debt securities, in one or more series, consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"), (ii) shares of preferred stock, par value $.01 per share, in one or more series (the "Preferred Stock"), and (iii) shares of common stock, par value $.01 per share (the "Common Stock"). The Company may offer and sell up to $500,000,000 aggregate public offering price of Debt Securities, Preferred Stock and Common Stock (collectively, the "Securities").

The specific terms of the particular Securities to be issued will be set forth in a supplement to this Prospectus (a "Prospectus Supplement"), which will be delivered together with this Prospectus, including, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior or subordinated Debt Securities, currency of payment, maturity, rate or rates (or method of determining the same) and time or times for the payment of interest, if any, any exchangeability or conversion terms or any terms for optional or mandatory redemption or repurchase, or payment of additional amounts or any sinking fund provisions and any other specific terms of such Debt Securities, will be set forth in the Prospectus Supplement, (ii) in the case of Preferred Stock, the specific designation, number of shares and liquidation value thereof and the dividend, liquidation, redemption, voting and other rights, including conversion or exchange rights, if any, and any other special terms, and (iii) in the case of Common Stock, the number of shares. The Prospectus Supplement will also contain information regarding the initial public offering price, the net proceeds to the Company and, where applicable, the United States Federal income tax considerations relating to the Securities covered by the Prospectus Supplement.

The Securities may be sold directly by the Company to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of any Securities in respect of which the Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement.
--------------------------------------------------------------------------------
The Common Stock is traded on the New York Stock Exchange under the symbol "BOG." Any Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance.

--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
This Prospectus may not be used to consummate sales of the Securities unless accompanied by a Prospectus Supplement.

               The date of this Prospectus is December 24, 1997.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR AN APPLICABLE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY APPLICABLE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF.

IN CONNECTION WITH THIS OFFERING, UNDERWRITERS, IF ANY, MAY OVER-ALLOT OR EFFECT THE TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE OFFERED SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which exchange the Common Stock is listed.

This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and exhibits thereto for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by the Company with the Commission under the Exchange Act (File No. 1-12634) are incorporated by reference in this
Prospectus:

     (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;

     (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

     (c) the Company's Current Reports on Form 8-K dated November 3, 1997 and December 10, 1997; and

     (d) the description of the Common Stock contained in the Registration Statement on Form 8-A.

All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities pursuant hereto shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Secretary, Belco Oil & Gas Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, telephone number (212) 644-2200.

                                  THE COMPANY

Belco Oil & Gas Corp. is an independent energy company engaged in the exploration for and the acquisition, exploitation, development and production of natural gas and oil properties primarily in the Rocky Mountains, Texas, Oklahoma, Louisiana and Michigan.

The principal executive offices of Belco are located at 767 Fifth Avenue, 46th Floor, New York, New York 10153, and its telephone number is (212) 644-2200. The "Company" and "Belco" refer to Belco Oil & Gas Corp. and its subsidiaries and predecessors, unless otherwise indicated or the context requires otherwise.

                                USE OF PROCEEDS

Except as may otherwise be described in the Prospectus Supplement relating to an offering of Securities, the net proceeds from the sale of the Securities offered pursuant to this Prospectus and such Prospectus Supplement will be used for general corporate purposes, which may include the repayment of existing indebtedness and the financing of capital expenditures and acquisitions. Any specific allocation of the net proceeds of an offering of Securities by the Company to a specific purpose will be determined at the time of such offering and will be described in the related Prospectus Supplement.

                RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
            TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

A description of the Company's ratio of earnings to fixed charges or earnings to combined fixed charges and preferred stock dividends, as applicable, on a consolidated basis, will appear in an applicable Prospectus Supplement.

                         DESCRIPTION OF DEBT SECURITIES

The Debt Securities will constitute either senior debt of the Company ("Senior Debt Securities"), or subordinated debt of the Company ("Subordinated Debt Securities"). Debt Securities may be issued from time to time under one or more indentures, each dated as of a date on or prior to the issuance of the Debt Securities to which it relates. Senior Debt Securities and Subordinated Debt Securities may be issued pursuant to separate indentures (respectively, a "Senior Debt Indenture" and a "Subordinated Debt Indenture"), in each case between the Company and a trustee (a "Trustee"), which may be the same Trustee, and in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. The Senior Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures." The Indentures will be subject to, and will be governed by, the Trust Indenture Act of 1939, as amended. The following summaries of provisions of the Indentures and the Debt Securities do not purport to be complete and such summaries are subject to the detailed provisions of the applicable Indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The Indentures are substantially identical, except for certain covenants of the Company and provisions relating to subordination and conversion.

The Debt Securities may be issued from time to time in one or more series. The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities of all series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") will be described therein.

PROVISIONS APPLICABLE TO BOTH SENIOR AND SUBORDINATED DEBT SECURITIES

General. The Debt Securities will be unsecured senior or subordinated obligations of the Company and may be issued from time to time in one or more series. Unless otherwise indicated in an applicable Prospectus Supplement, the Indentures do not limit the amount of Debt Securities, debentures, notes or other types of indebtedness that may be issued by the Company or any of its subsidiaries nor do they restrict transactions between the Company and its affiliates or the payment of dividends or other distributions by the Company to its stockholders. In addition, other than as may be set forth in any Prospectus Supplement, the Indentures do not and the Debt Securities will not contain any covenants or other provisions that are intended to afford holders of the Debt Securities special protection in the event of either a change of control of the Company or a highly leveraged transaction by the Company.

The rights of the Company's creditors, including holders of Debt Securities, will be limited to the assets of the Company and will not be an obligation of any of its subsidiaries. The operations of the Company are currently conducted almost entirely through subsidiaries. Accordingly, the Company's cash flow and its consequent ability to service debt, including the Debt Securities, are dependent, in large part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Debt Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors and tort claimants), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

Reference is made to the Prospectus Supplement for the following terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such Offered Debt Securities): (i) the title of the Offered Debt Securities; (ii) classification as either Senior Debt Securities or Subordinated Debt Securities and any other terms or provisions of the Offered Debt Securities affecting the ranking or priority of the Offered Debt Securities; (iii) whether the Offered Debt Securities that constitute Subordinated Debt Securities are convertible into Common Stock and, if so, the terms and conditions upon which such conversion will be effected including the initial conversion price and any adjustments thereto in addition to or different from those described herein, the conversion period and other conversion provisions in addition to or in lieu of those described herein; (iv) any limit on the aggregate principal amount of the Offered Debt Securities; (v) whether any of the Offered Debt Securities are to be issuable in global form; (vi) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (vii) the date or dates on which the principal of the Offered Debt Securities is payable; (viii) the rate or rates per annum (or the method by which such will be determined) at which the Offered Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, on which interest shall be payable and on which a record shall be taken for the determination of holders of Offered Debt Securities to whom such interest is payable or the method by which such rate or rates or date or dates shall be determined or both; (ix) any mandatory or optional sinking fund or analogous provisions; (x) each office or agency where, subject to the terms of the Indentures, the principal of and any premium and interest on the Offered Debt Securities will be payable and each office or agency where, subject to the terms of the Indentures, the Offered Debt Securities may be presented for registration of transfer or exchange; (xi) the right, if any, or obligation, if any, of the Company to redeem the Offered Debt Securities and the period or periods, if any, within which and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional or mandatory redemption;
(xii) the denominations in which any Offered Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (xiii) the currency or currencies (including composite currencies) in which payment of principal of and any premium and interest on the Offered Debt Securities is payable if other than United States dollars; (xiv) if the amount of payments of principal of and any premium and interest on the Offered Debt Securities are to be determined with reference to an index, the manner in which such amounts are to be determined; (xv) information with respect to book-entry procedures, if any; (xvi) any deletions from, modification of or additions to the Events of Default or covenants of the Company with respect to such Offered Debt Securities; and (xvii) any other terms of the Offered Debt Securities not inconsistent with the provisions of the Indentures. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Offered Debt Securities.

Debt Securities may be issued as Original Issue Discount Securities. An Original Issue Discount Security is a Debt Security, including any zero-coupon security, which is issued at a price lower than the amount payable upon the Stated Maturity thereof and which provides that upon redemption or acceleration of the maturity thereof an amount less than the amount payable upon the Stated Maturity thereof and determined in accordance with the terms of such Debt Security shall become due and payable. Special United States federal income tax considerations applicable to Debt Securities issued at an original issue discount, including Original Issue Discount Securities, and special United States tax considerations and other terms and restrictions applicable to any Debt Securities which are offered exclusively to United States Aliens or denominated in other than United States dollars, will be set forth in a Prospectus Supplement relating thereto.

Global Securities.  The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security (i) may not be transferred except as a whole and (ii) may only be transferred (A) by the Depositary for such Global Security to its nominee, (B) by a nominee of such Depositary to such Depositary or another nominee of such Depositary or (C) by such Depositary or any such nominee to a successor Depositary or nominee of such successor Depositary (Section 2.8).

The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depositary arrangements.

Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

So long as the Depositary for a Global Security or its nominee is the registered owner of such Global Security, such Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities of the series represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

Payment of principal of, premium, if any, and interest, if any, on individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal of, premium, if any, and interest, if any, in respect of a Global Security representing any such Debt Securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests, if any, and interest, if any, in respect of a Global Security representing any such Debt Securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants. Neither the Company, the Trustee for such Debt Securities, any paying agent nor the registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in registered form and in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

Certain Definitions. The following definitions are applicable to the discussions of the Indentures (Article One).

"Indebtedness," with respect to any person, means:

     (a)(i) the principal of and premium, if any, and interest, if any, on indebtedness for money borrowed of such person, indebtedness of such person evidenced by bonds, notes, debentures or similar obligations, and any guaranty by such Person of any indebtedness for money borrowed or indebtedness evidenced by bonds, notes, debentures or similar obligations of any other person, whether any such indebtedness or guaranty is outstanding on the date of the Indenture or is thereafter created, assumed or incurred, (ii) the principal of and premium and interest, if any, on indebtedness incurred, assumed or guaranteed by such Person in connection with the acquisition by it or any of its subsidiaries of any other businesses, properties or other assets and (iii) lease obligations that such Person capitalizes in accordance with Statement of Financial Accounting Standards No. 13 promulgated by the Financial Accounting Standards Board or such other generally accepted accounting principles as may be from time to time in effect;

     (b) any other indebtedness of such Person, including any indebtedness representing the balance deferred and unpaid of the purchase price of any property or interest therein, including any such balance that constitutes a trade payable, and any guaranty, endorsement or other contingent obligation of such Person in respect of any indebtedness of another that is outstanding on the date of the Indenture or is thereafter created, assumed or incurred by such Person;

     (c) obligations of such Person under interest rate, commodity or currency swaps, caps, collars, options and similar arrangements;

     (d) obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction; and

     (e) any amendments, modifications, refundings, renewals or extensions of any indebtedness or obligation described as Indebtedness in clauses (a) through (d) above.

"Subsidiary" means any corporation of which the Company, or the Company and one or more Subsidiaries, or any one or more Subsidiaries, directly or indirectly own voting securities entitling any one or more of the Company and its Subsidiaries to elect a majority of the directors, either at all times or, so long as there is no default or contingency which permits the holders of any other class or classes of securities to vote for the election of one or more directors.

Events of Default. Unless otherwise specified in the Prospectus Supplement, an Event of Default is defined under each Indenture with respect to the Debt Securities of any series issued under such Indenture as being: (a) default in the payment of any installment of interest upon any of the Debt Securities of such series when due, continued for 30 days; (b) default in the payment of principal of or premium, if any, with respect to Debt Securities of such series when due and payable either at maturity, upon redemption, by declaration or otherwise; (c) default in the payment or satisfaction of any sinking fund or other purchase obligation with respect to Debt Securities of such series when due and payable; (d) default in the performance of any other covenant of the Company applicable to Debt Securities of such series, continued for 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of such series then outstanding; (e) certain events of bankruptcy, insolvency or reorganization; and (f) default under any bond, debenture, note or other evidence of Indebtedness for money borrowed by the Company (or, in the case of the Senior Debt Indenture, any Subsidiary) or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed of the Company (or, in the case of the Senior Debt Indenture, any Subsidiary) resulting in the acceleration of such Indebtedness, or any default in payment of such Indebtedness (after expiration of any applicable grace periods and presentation of any debt instrument, if required), if the aggregate amount of all such Indebtedness that has been so accelerated and with respect to which there has been such a default in payment shall exceed $10,000,000 and there shall have been a failure to obtain rescission or annulment of all such accelerations or to discharge all such defaulted Indebtedness within 10 days after written notice of the type specified in the foregoing clause (d) (Section 5.1).

If any Event of Default shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding, by notice in writing to the Company (and to the Trustee, if given by the holders), may declare the principal (or, in the case of any series of Debt Securities originally issued at a discount from their stated principal amount, such portion of the principal amount as may be specified in the terms of such series) of all of the Debt Securities of such series and the interest, if any, accrued thereon to be due and payable immediately, but the holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding, by notice in writing to the Company and the Trustee, may rescind and annul such declaration and its consequences if all defaults under such Indenture are cured or waived (Section 5.1).

Each Indenture provides that no holder of any series of Debt Securities then outstanding may institute any suit, action or proceeding with respect to, or otherwise attempt to enforce, such Indenture, unless (i) such holder previously shall have given to the Trustee written notice of default and of the continuance thereof, (ii) the holders of not less than 25% in aggregate principal amount of such series of Debt Securities then outstanding shall have made written request to the Trustee to institute such suit, action or proceeding and shall have offered to the Trustee such reasonable indemnity as it may require with respect thereto and (iii) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding; provided that, subject to the subordination provisions applicable to the Senior Subordinated Debt Securities, the right of any holder of any Debt Security to receive payment of the principal of, premium, if any, or interest, if any, on such Debt Security, on or after the respective due dates, or to institute suit for the enforcement of any such payment shall not be impaired or affected without the consent of such holder (Section 5.4). The holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series, provided that the Trustee may decline to follow such direction if the Trustee determines that such action or proceeding is unlawful or would involve the Trustee in personal liability (Section 5.7).

The Company is required to furnish to the Trustee annually a certificate as to the compliance by the Company with all conditions and covenants under each Indenture (Section 4.3).

Discharge and Defeasance. Unless otherwise specified in the applicable Prospectus Supplement, the Company can discharge or defease its obligations with respect to each series of Debt Securities as set forth below (Article Ten).

The Company may discharge all of its obligations (except those set forth below) to holders of any series of Debt Securities issued under either Indenture that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or U.S. Government Obligations (as defined in such Indenture), or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of and interest, if any, on all outstanding Debt Securities of such series and to make any mandatory sinking fund payments thereon when due.

Unless otherwise provided in the applicable Prospectus Supplement, the Company may also discharge at any time all of its obligations (except those set forth below) to holders of any series of Debt Securities issued under either Indenture ("defeasance") if, among other things: (i) the Company irrevocably deposits with the Trustee cash or U.S. Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of and interest, if any, on all outstanding Debt Securities of such series and to make any mandatory sinking fund payments thereon when due and such funds have been so deposited for 91 days; (ii) such deposit will not result in a breach or violation of, or cause a default under, any agreement or instrument to which the Company is a party or by which it is bound; and (iii) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of such series of Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and that defeasance will not otherwise alter the United States federal income tax treatment of such holders' principal and interest payments on such series of Debt Securities. Such opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the Indenture relating to the Debt Securities of such series, since such a result would not occur under current tax law (Section 10.1).

Notwithstanding the foregoing, no discharge or defeasance described above shall affect the following obligations to or rights of the holders of any series of Debt Securities: (i) rights of registration of transfer and exchange of Debt Securities of such series, (ii) rights of substitution of mutilated, defaced, destroyed, lost or stolen Debt Securities of such series, (iii) rights of holders of Debt Securities of such series to receive payments of principal thereof and premium, if any, and interest, if any, thereon, upon the original due dates therefor (but not upon acceleration), and to receive mandatory sinking fund payments thereon when due, if any, (iv) rights, obligations, duties and immunities of the Trustee, (v) rights of holders of Debt Securities of such series as beneficiaries with respect to property so deposited with the Trustee payable to all or any of them and (vi) obligations of the Company to maintain an office or agency in respect of Debt Securities of such series (Section 10.1).

Modification of the Indenture. Each Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of the Debt Securities to (a) evidence the assumption by a successor entity of the obligations of the Company under such Indenture, (b) add covenants or new events of default for the protection of the holders of such Debt Securities, (c) cure any ambiguity or correct any inconsistency in the Indenture, (d) establish the form and terms of Debt Securities of any series,
(e) evidence the acceptance of appointment by a successor trustee and (f) secure such Debt Securities (Section 8.1).

Each Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of Debt Securities of each series then outstanding and affected, to add any provisions to, or change in any manner the rights of the holders of the Debt Securities of such series; provided that the Company and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) extend the stated final maturity of any Debt Security, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest, if any, thereon, reduce or alter the method of computation of any amount payable on redemption, repayment or purchase by the Company, change the coin or currency in which principal, premium, if any, and interest, if any, are payable, reduce the amount of the principal of any original issue discount security payable upon acceleration or provable in bankruptcy, impair or affect the right to institute suit for the enforcement of any payment or repayment thereof or, if applicable, adversely affect any right of repayment at the option of the holder or (b) reduce the aforesaid percentage in aggregate principal amount of Debt Securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification (Section 8.2).

The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the written consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby (Section 8.6 of the Subordinated Debt Indenture).

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

Senior Debt Securities will be issued under the Senior Debt Indenture and will rank pari passu with all other unsecured and unsubordinated debt of the Company.

PROVISIONS APPLICABLE SOLELY TO SENIOR SUBORDINATED DEBT SECURITIES

Certain Definitions. For purposes of the following discussion, the following definitions are applicable (Article One of the Subordinated Debt Indenture).

"Senior Indebtedness" is defined in the Subordinated Debt Indenture as Indebtedness of the Company outstanding at any time except (a) any Indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such Indebtedness is not senior in right of payment to the Subordinated Debt Securities, (b) the Subordinated Debt Securities, (c) any Indebtedness of the Company to a wholly-owned Subsidiary of the Company, (d) interest accruing after the filing of a petition initiating certain events of bankruptcy or insolvency unless such interest is an allowed claim enforceable against the Company in a proceeding under federal or state bankruptcy laws and
(e) trade payables.

"Senior Subordinated Indebtedness" means the Subordinated Debt Securities and any other Indebtedness of the Company that ranks pari passu with the Subordinated Debt Securities. Any Indebtedness of the Company that is subordinate or junior by its terms in right of payment to any other Indebtedness of the Company shall be subordinate to Subordinated Indebtedness unless the instrument creating or evidencing the same or pursuant to which the same is outstanding specifically provides that such Indebtedness (i) is to rank pari passu with other Senior Subordinated Indebtedness and (ii) is not subordinated by its terms to any Indebtedness of the Company which is not Senior Indebtedness.

"Subordinated Indebtedness" means the Subordinated Debt Securities, any other Senior Subordinated Indebtedness and any other Indebtedness that is subordinate or junior in right of payment to Senior Indebtedness.

Subordination. The Subordinated Debt Securities will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Debt Indenture, to all Senior Indebtedness of the Company, and the Subordinated Debt Securities shall in all respects rank pari passu with all other Senior Subordinated Indebtedness. If (i) the Company should default in the payment of any principal of, premium, if any, or interest, if any, on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise or (ii) any other default with respect to Senior Indebtedness shall occur and the maturity of such Senior Indebtedness has been accelerated in accordance with its terms, then, upon written notice of such default to the Company by the holders of such Senior Indebtedness or any trustee therefor, unless and until such default shall have been cured or waived or such acceleration shall have been rescinded or such Senior Indebtedness has been paid in full, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of, premium, if any, or interest, if any, on any of the Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of the Subordinated Debt Securities other than those made in capital stock of the Company (or cash in lieu of fractional shares thereof) (Sections 13.1 and 13.4 of the Subordinated Debt Indenture).

If any default (other than a default described in the preceding paragraph) shall occur under the Senior Indebtedness, pursuant to which the maturity thereof may be accelerated immediately or the expiration of any applicable grace periods occurs (a "Senior Nonmonetary Default"), then, upon the receipt by the Company and the Trustee of written notice thereof (a "Payment Notice") from or on behalf of holders of such Senior Indebtedness specifying an election to prohibit such payment and other action by the Company in accordance with the following provisions of this paragraph, the Company may not make any payment or take any other action that would be prohibited by the immediately preceding paragraph during the period (the "Payment Blockage Period") commencing on the date of receipt of such Payment Notice and ending on the earlier of (i) the date, if any, on which the holders of such Senior Indebtedness or their representative notify the Trustee that such Senior Nonmonetary Default is cured or waived or ceases to exist or the Senior Indebtedness to which such Senior Nonmonetary Default relates is discharged or (ii) the 179th day after the date of receipt of such Payment Notice unless the maturity of any Senior Indebtedness has been accelerated or a default of the type described in clause (e) under the caption "Events of Default" has occurred and is continuing. Notwithstanding the provisions described in the immediately preceding sentence, the Company may resume payments on the Securities after such Payment Blockage Period. No new payment Blockage Period may be commenced unless and until 360 days have elapsed since the date of commencement of the Payment Blockage Period resulting from the immediately prior Payment Notice. No nonpayment default in respect of Senior Indebtedness that existed or was continuing on the date of delivery of any Payment Notice to the Company and the Trustee shall be, or be made, the basis for a subsequent Payment Notice unless such default shall have been cured or waived for a period of no less than 90 days.

If (i) (A) without the consent of the Company, a receiver, conservator, liquidator or trustee of the Company or of any of its property is appointed by the order or decree of any court or agency or supervisory authority having jurisdiction, and such decree or order remains in effect for more than 60 days or (B) the Company is adjudicated bankrupt or insolvent or (C) any of its property is sequestered by court order and such order remains in effect for more than 60 days or (D) a petition is filed against the Company under any state or federal bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or receivership law of any jurisdiction whether now or hereafter in effect, and is not dismissed within 60 days after such filing; or (ii) the Company (A) commences a voluntary case or other proceeding seeking liquidation, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or other relief with respect to itself or its debt or other liabilities under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or (B) consents to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or (C) fails generally to, or cannot, pay its debts generally as they become due or (D) takes any corporate action to authorize or effect any of the foregoing; or (iii) any Subsidiary of the Company takes, suffers or permits to exist any of the events or conditions referred to in the foregoing clause (i) or (ii), then all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) will first be paid in full before any payment or distribution, whether in cash, securities or other property, is made to any holder of Subordinated Debt Securities on account of the principal of, premium, if any, or interest, if any, on such Subordinated Debt Securities. Any payment or distribution, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the indebtedness evidenced by the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment) that would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debt Securities of any series will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the holders of Subordinated Debt Securities, together with the holders of any obligations of the Company ranking on a parity with the Subordinated Debt Securities, will be entitled to be repaid from the remaining assets of the Company the amounts at that time due and owing on account of unpaid principal of, premium, if any, and interest, if any, on the Subordinated Debt Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Company ranking junior to the Subordinated Debt Securities and such other obligations (Section 13.1 of the Subordinated Debt Indenture).

If any payment or distribution of any character, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), shall be received by the Trustee or any holder of any Subordinated Debt Securities in contravention of any of the terms of the Subordinated Debt Indenture, such payment or distribution of securities will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness then outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full (Section 13.1 of the Subordinated Debt Indenture).

By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Indebtedness may receive more, ratably, than holders of the Subordinated Debt Securities. Such subordination will not prevent the occurrence of any Event of Default (as defined in the Subordinated Debt Indenture) or limit the right of acceleration in respect of the Subordinated Debt Securities.

Conversion. The Prospectus Supplement may provide for a right of conversion of Subordinated Debt Securities into Common Stock (or cash in lieu thereof). The following provisions will apply to Debt Securities that are convertible Subordinated Debt Securities unless otherwise provided in the Prospectus Supplement for such Debt Securities.

The holder of any convertible Subordinated Debt Securities will have the right exercisable at any time prior to maturity, unless previously redeemed or otherwise purchased by the Company, to convert such Subordinated Debt Securities into shares of Common Stock at the conversion price set forth in the Prospectus Supplement, subject to adjustment. The holder of convertible Subordinated Debt Securities may convert any portion thereof which is $1,000 in principal amount or any integral multiple thereof.

In certain events, the conversion price will be subject to adjustment as set forth in the Subordinated Debt Indenture. Such events include the issuance of shares of Common Stock of the Company as a dividend or distribution on the Common Stock; subdivisions and reclassifications of the Common Stock; the issuance to all holders of Common Stock of rights or warrants entitling the holders thereof (for a period not exceeding 45 days) to subscribe for or purchase shares of Common Stock at a price per share less than the then current market price per share of Common Stock (as determined pursuant to the Subordinated Debt Indenture); and the distribution to holders of Common Stock of evidences of indebtedness, equity securities (including equity interests in the Company's Subsidiaries) other than Common Stock, or other assets (excluding cash dividends) or rights or warrants to subscribe for securities (other than those referred to above). No adjustment of the conversion price will be required unless an adjustment would require a cumulative increase or decrease of at least 1% in such price or rate. The Company has been advised by its counsel, Vinson & Elkins L.L.P., that certain adjustments in the conversion price or conversion rate in accordance with the foregoing provisions may result in constructive distributions to either holders of the Subordinated Debt Securities or holders of Common Stock which would be taxable pursuant to Treasury Regulations issued under Section 305 of the Internal Revenue Code of 1986, as amended. The amount of any such taxable constructive distribution would be the fair market value of the Common Stock which is treated as having been constructively received, such value being determined as of the time the adjustment resulting in the constructive distribution is made.

Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based on the then current market price for the Common Stock. Upon conversion, no adjustments will be made for accrued interest or dividends, and therefore convertible Subordinated Debt Securities surrendered for conversion between the record date for an interest payment and the interest payment date (except convertible Subordinated Debt Securities called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the interest thereon which the registered holder is to receive.

In the case of any consolidation or merger of the Company (with certain exceptions) or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety to any Person, each holder of convertible Subordinated Debt Securities, after the consolidation, merger, conveyance, transfer or lease, will have the right to convert such convertible Subordinated Debt Securities only into the kind and amount of securities, cash and other property which the holder would have been entitled to receive upon or in connection with such consolidation, merger, conveyance, transfer or lease, if the holder had held the Common Stock issuable upon conversion of such convertible Subordinated Debt Securities immediately prior to such consolidation, merger, conveyance, transfer or lease.

CONCERNING THE TRUSTEE

Pursuant to the Trust Indenture Act of 1939, as amended, should a default occur with respect to either the Senior Debt Securities or the Subordinated Debt Securities, the Trustee would be required to resign as Trustee under one of the Indentures within 90 days of such default unless such default were cured, duly waived or otherwise eliminated.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

The Company is currently authorized to issue 120,000,000 shares of its Common Stock, par value $.01 per share, of which 31,582,000 shares were outstanding on November 30, 1997, and 10,000,000 shares of Preferred Stock, par value $.01 per share, none of which were outstanding on such date. As of November 30, 1997, the Company had outstanding 1,666,667 warrants to purchase an equal number of shares of Common Stock at an exercise price of $27.50 (the "Warrants"). The Warrants are exercisable for three years after the date of issuance commencing one year after the date of issuance. The number of shares of Common Stock into which each Warrant is exercisable as well as the exercise price are subject to adjustment in the case of stock dividends, subdivisions, combinations and reclassifications.

COMMON STOCK

Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of common stockholders and are not entitled to cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of holders of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after payment of all debts and other liabilities, subject to the prior rights of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

PREFERRED STOCK

The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series, with the numbers of shares of each series to be determined by the Board of Directors in its sole discretion. The Board of Directors is authorized to fix and determine variations in the voting power, designations, preferences, and relative, participating, optional or other special rights (including, without limitation, special voting rights, rights to receive dividends or assets upon liquidation, rights of conversion into Common Stock or other securities, redemption provisions and sinking fund provisions) between series and between the Preferred Stock or any series thereof and the Common Stock, and the qualifications, limitations or restrictions of such rights. Shares of Preferred Stock or any series thereof may have full or limited voting powers, or be without voting powers.

Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some majority of the stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then market price for such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock unless otherwise required by law or the regulations of the exchange on which its Common Stock is listed.

The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain terms of a series of the Preferred Stock offered by any Prospectus Supplement will be described in the Prospectus Supplement relating to such series of the Preferred Stock. If so indicated in the Prospectus Supplement,

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

the terms of any such series may differ from the terms set forth below. The following description of the Preferred Stock summarizes certain provisions of the Company's Articles of Incorporation and is subject to and qualified in its entirety by reference to the Articles of Incorporation.

General. Under the Company's Articles of Incorporation, the Board of Directors is authorized, without further approval of the stockholders, to issue Preferred Stock in series and with respect to each series, to fix its designations, voting rights, amounts of preference upon distribution of assets, rates of dividends, premiums of redemption, conversion rights and other variations, if any, qualifications, limitations and restrictions. It is not possible to state the actual effect of the authorization and issuance of a new series of Preferred Stock upon the rights of holders of the Common Stock and other series of Preferred Stock unless and until the Board of Directors determines the attributes of such new series of Preferred Stock and the specific rights of its holders. Such effects might include, however, (i) restrictions on dividends on Common Stock and other series of Preferred Stock if dividends on such new series of Preferred Stock have not been paid; (ii) dilution of the voting power of Common Stock and other series of Preferred Stock to the extent that such new series of Preferred Stock has voting rights, or to the extent that any such new series of Preferred Stock is convertible into Common Stock; (iii) dilution of the equity interest of Common Stock and other series of Preferred Stock; and
(iv) limitation on the right of holders of Common Stock and other series of Preferred Stock to share in the Company's assets upon liquidation until satisfaction of any liquidation preference attributable to such new series of Preferred Stock. While the ability of the Company to issue Preferred Stock provides flexibility in connection with possible acquisitions and other corporate purposes, its issuance could be used to impede an attempt by a third party to acquire a majority of the outstanding voting stock of the Company.

The Preferred Stock will have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation of such Preferred Stock, the number of shares offered and the liquidation value thereof;
(ii) the price at which such Preferred Stock will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable, whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate; (iv) the liquidation preference thereof; (v) any redemption or sinking fund provisions;
(vi) any conversion or exchange provisions of such Preferred Stock; and (vii) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, limitations and restrictions of such Preferred Stock.

The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of the Preferred Stock, if any. Holders of Preferred Stock will have no preemptive rights to subscribe for or purchase shares of capital stock.

Dividend Rights. Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors or a duly authorized committee thereof. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company shall have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period.

No full dividends will be declared or paid or set apart for payment on preferred stock of any series ranking, as to dividends, on a parity with or junior to any series of Preferred Stock for any period unless full dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment on such series of Preferred Stock for the then-current dividend period and, if such Preferred Stock is cumulative, all other dividend periods terminating on or before the date of payment of such full dividends. When dividends are not paid in full upon any series of the Preferred Stock and any other preferred stock ranking on a parity as to dividends with such series of the Preferred Stock, all dividends declared upon such series of the Preferred Stock and any other preferred stock ranking on a parity as to dividends will be declared pro rata so that the amount of dividends declared per share on such series of the Preferred Stock and such other preferred stock will in all cases bear to each other the same ratio that accrued dividends, including, in the case of cumulative Preferred Stock, accumulations, if any, in respect of prior dividend periods, per share on such series of the Preferred Stock and such other preferred stock bear to each other. Except as provided in the preceding sentence, unless full dividends, including, in the case of cumulative Preferred Stock, accumulations, if any, in respect of prior dividend periods, on all outstanding shares of any series of the Preferred Stock have been paid or declared and set aside for payment, no dividends (other than a dividend or distribution paid in shares of, or warrants, rights or options exercisable for or convertible into, Common Stock or another stock ranking junior to such series of the Preferred Stock as to dividends and upon liquidation) will be declared or paid or set aside for payment or other distributions made upon the Common Stock or any other stock of the Company ranking junior to or on a parity with the Preferred Stock as to dividends or upon liquidation, nor will any Common Stock or any other stock of the Company ranking junior to or on a parity with such series of the Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for stock of the Company ranking junior to such series of the Preferred Stock as to dividends and upon liquidation). No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments which may be in arrears.

The amount of dividends payable for each dividend period will be computed by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that the amount of dividends payable for the initial dividend period or any period longer or short other than a full dividend period shall be computed on the basis of 30-day months and a 360-day year.

Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of the Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination.

Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to such series of the Preferred Stock upon liquidation, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock plus an amount equal to accrued and unpaid dividends for the then-current dividend period and, if such series of the Preferred Stock is cumulative, for all dividend periods prior thereto. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of stock of the Company ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or substantially all the property or business of the Company nor the merger or consolidation of the Company into or with any other corporation shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, of the Company.

Redemption. A series of the Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series.

The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such series of Preferred Stock that will be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption. The redemption price may be payable in cash, capital stock or in cash received from the net proceeds of the issuance of capital stock of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

If fewer than all the outstanding shares of any series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the selection of the shares to be redeemed will be determined by lot or pro rata as may be determined by the Board of Directors or a duly authorized committee thereof, or by any other method which may be determined by the Board of Directors or such committee to be equitable. From and after the date of redemption (unless default shall be made by the Company in providing for the payment of the redemption price), dividends shall cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price) shall cease.

In the event that full dividends, including accumulations in the case of cumulative Preferred Stock, on any series of the Preferred Stock have not been paid, such series of the Preferred Stock may not be redeemed in part and the Company may not purchase or acquire any shares of such series of the Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of such series of the Preferred Stock.

Conversion or Exchange Rights. The Prospectus Supplement for any series of the Preferred Stock will state the terms, if any, on which shares of such series are convertible into, or exchangeable for, securities of the Company or another person.

Voting Rights. Unless otherwise determined by the Board of Directors and indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, the holders of the Preferred Stock will not be entitled to vote, except as set forth below or except as expressly required by applicable law. In the event the Company issues shares of any series of Preferred Stock with voting rights, including any voting rights in the case of dividend arrearages, unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of the Preferred Stock are entitled to vote. In the case of any series of Preferred Stock having one vote per share on matters on which holders of such series are entitled to vote, the voting power of such series, on matters on which holders of such series and holders of other series of preferred stock are entitled to vote as a single class, will depend on the number of shares in such series, not on the aggregate liquidation preference or initial offering price of the shares of such series of Preferred Stock.

Except as otherwise set forth in a Prospectus Supplement, the affirmative vote or consent of the holders of at least a majority of the outstanding shares of any series of Preferred Stock, voting as a separate class, will be required for any amendment, alteration or repeal, whether by merger, consolidation or otherwise, of the Articles of Incorporation that will (i) increase or decrease the aggregate number of authorized shares of such series or of Preferred Stock,
(ii) increase or decrease the par value of the Preferred Stock, (iii) effect an exchange, reclassification or cancellation of all or part of the shares of such series or of the Preferred Stock, (iv) effect an exchange, or create a right of exchange, of all or any part of the shares of another class into the shares of such series or of Preferred Stock, (v) change the designations, preferences, limitations or relative rights of the shares of such series or the Preferred Stock, (vi) change the shares of such series or the Preferred Stock into the same or a different number of shares of the same class or series or another class or series, (vii) create a new class or series of shares having rights and preferences equal, prior or superior to the shares of such series or the Preferred Stock, or increase the rights and preferences of any class or series having rights and preferences equal, prior or superior to the shares of such series or the Preferred Stock, or increase the rights and preferences of any class or series having rights or preferences later or inferior to the shares of such series or the Preferred Stock in such a manner as to become equal, prior or superior to the shares of such class or series,
(viii) divide the shares of Preferred Stock into series and fix and determine the designation of such series and the variations in the relative rights and preferences between the shares of such series, (ix) limit or deny the existing preemptive rights of the shares of such series or of the Preferred Stock, or (x) cancel or otherwise affect dividends on the shares of such series or the Preferred Stock that had accrued but had not been declared. The foregoing provisions are not applicable to the designation of any series by the Board of Directors in the manner described under the heading "General" above. If the holders of the outstanding shares of Preferred Stock are entitled to vote as a class on a proposed amendment and the amendment would affect all series of such class (other than any series of which no shares are outstanding or any series that is not affected by the amendment) equally, then the holders of the separate series shall not be entitled to separate class votes, but shall instead vote together as one class. Notwithstanding the foregoing, the approval of a proposed amendment to the Articles of Incorporation that would solely effect changes in the designations, preferences, limitations and relative rights, including voting rights, of one or more series of shares that have been established by the Board of Directors as described above under the heading "General," shall not require the approval of the holders of the outstanding shares of any class or series other than such series if the preferences, limitations and relative rights of such series after giving effect to such amendment and of any series that may be established as a result of a reclassification of such series are, in each case, within those permitted to be fixed and determined by the Board of Directors with respect to the establishment of any new series of shares pursuant to the authority granted the Board of Directors as described above under the heading "General."

AUTHORIZED BUT UNISSUED SHARES

Authorized but unissued shares of Common Stock or Preferred Stock can be reserved for issuance by the Board of Directors from time to time without further stockholder action for proper corporate purposes, including stock dividends or stock splits, raising equity capital and structuring future corporate transactions, including acquisitions.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Stock is The Bank of New York, New York, New York.

ANTI-TAKEOVER PROVISIONS

Nevada's "Combination with Interested Stockholders Statute," "Nevada Revised Statutes sec. 78.411-78.444, which applies to any Nevada corporation subject to the reporting requirements of section 12 of the Securities Exchange Act of 1934, prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless certain conditions are met. A "combination" includes (a) any merger with an "interested stockholder," or any other corporation which is or after the merger would be, an affiliate or associate of the interested stockholder, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to or with an "interested stockholder," having (i) an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation, (c) any issuance or transfer of shares of the corporation or its subsidiaries, to the "interested stockholder," having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation, (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by the "interested stockholder," (e) certain transactions which would result in increasing the proportion of shares of the corporation owned by the "interested stockholder," or (f) the receipt of benefits by an "interested stockholder," except proportionately as a stockholder, of any loans, advances or other financial benefits provided by the corporation. An "interested stockholder" is a person who (i) directly or indirectly owns 10% or more of the voting power of the outstanding voting shares of the corporation or (ii) an affiliate or associate of the corporation which at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the board of directors before the interested stockholder acquired the shares. If this approval is not obtained, the combination may be consummated after the three year period expires of either (a)(i) the board of directors of the corporation approved, prior to such person becoming an interested stockholder, the combination or the purchase of Shares by the interested stockholder or (ii) the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the interested stockholder at a meeting called no earlier than three years after the date the interested stockholder became such or (b) the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Section 78.441 through 78.443, inclusive, and prior to the consummation of the combination, except in limited circumstances, the "interested stockholder" would not have become the beneficial owner of additional voting shares of the corporation.

Nevada's "Control Share Acquisition Statute," Nevada Revised Statute sec. 78.378-78.3793, prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statute only applies to Nevada corporations with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, and which do business directly or indirectly in Nevada. The Company does not intend to "do business" in Nevada within the meaning of the Control Share Acquisition Statute. Therefore, it is unlikely that the Control Share Acquisition Statute will apply to the Company. The statute specifies three thresholds: at least one-fifth but less than one-third, at least one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquiror crosses one of the above thresholds, shares with it acquired in the transaction taking it over the threshold or within ninety days thereof become "Control Shares" which are deprived of the right to vote until a majority of the disinterested stockholders restore that right. A special stockholders' meeting may be called at the request of the acquiror to consider the voting rights of the acquiror's shares no more than 50 days (unless the acquiror agrees to a later date) after the delivery by the acquiror to the corporation of an information statement which sets forth the range of voting power that the acquiror has acquired or proposes to acquire and certain other information concerning the acquiror and the proposed control share acquisition. If no such request for a stockholders' meeting is made, consideration of the voting rights of the acquiror's shares must be taken at the next special or annual stockholders' meeting. If the stockholders fail to restore voting rights to the acquiror, or if the acquiror fails to timely deliver an information statement to the corporation, then the corporation may, if so provided in its Articles or Bylaws, call certain of the acquiror's shares for redemption at the average price paid for the control shares by the acquiror. The Company's Articles and Bylaws do not currently permit it to call an acquiror's shares for redemption under these circumstances. The Control Share Acquisition Statute also provides that in the event the stockholders restore full voting rights to a holder of Control Shares that owns a majority of the voting stock, then all other stockholders who do not vote in favor of restoring voting rights to the Control Shares may demand payment for the "fair value" of their shares (which is generally equal to the highest price paid by the acquiror in the transaction subjecting the acquiror to the statute).

                              PLAN OF DISTRIBUTION

GENERAL

The Company may sell Securities to or through underwriters or dealers, and also may sell Securities directly to other purchasers or through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

In connection with the sale of Securities, underwriters may receive compensation from the Company, or purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company or the purchasers of Securities, as the case may be, and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such person who may be deemed to be an underwriter with respect to a sale of Securities will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement relating to such Securities.

Unless otherwise set forth in the Prospectus Supplement relating to a particular series of Securities, the obligations of the underwriters to purchase such series of Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Securities will be obligated to purchase all of the Securities of such series allocated to it if any such Securities are purchased. Any initial public offering price and any discounts or concessions allowed, reallowed, or paid to dealers may be changed from time to time.

The Securities (other than the Common Stock), when first issued, will have no established trading market. Any underwriters or agents to or through whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such Securities.

Underwriters and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against or contribution toward certain liabilities, including liabilities under the Securities Act.

DELAYED DELIVERY ARRANGEMENT

If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to the approval of the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction to which such purchaser is subject. The underwriters and such agents will not have any responsibility in respect of the validity or performance of such contracts.

                             VALIDITY OF SECURITIES

The validity of the Securities will be passed upon for the Company by Woodburn & Wedge, Reno, Nevada, and Vinson & Elkins L.L.P., Houston, Texas, and will be passed upon for any agents, dealers or underwriters by counsel named in the applicable Prospectus Supplement. Certain legal matters with respect to certain of the Securities may be passed upon for the underwriters or agents by Andrews & Kurth L.L.P., Houston, Texas. Andrews & Kurth L.L.P. from time to time acts as counsel to the Company with respect to certain matters.

                                    EXPERTS

The consolidated financial statements of the Company and subsidiaries as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

The information incorporated by reference in this prospectus regarding proved reserves as of December 31, 1996 and the related future net revenues and the present value thereof is derived, as and to the extent described herein, from the reserve report prepared by Miller and Lents, Ltd., independent oil and gas consultants, and, to such extent, are included herein in reliance upon the authority of such firm as experts with respect to such report.

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                                  [BELCO LOGO]

                             BELCO OIL & GAS CORP.
                                4,000,000 SHARES
                                  COMMON STOCK
                 ---------------------------------------------
                             PROSPECTUS SUPPLEMENT
                 ---------------------------------------------
                                            , 2000
                               CIBC WORLD MARKETS

                             DAIN RAUSCHER WESSELS
--------------------------------------------------------------------------------

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE PROSPECTUS ARE NOT AN OFFER TO SELL NOR ARE THEY SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR ANY SALE OF THESE SECURITIES.